

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

PSB Holdings, Inc.
(Exact Name of Registrant as Specified in Charter)

0001293211
(Registrant's CIK Number)

Exhibit 99.3 to the Form SB-2
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-116364
~~Not available~~
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Putnam, State of Connecticut, on June 10, 2004.

PSB HOLDINGS, INC.

By: ______________________________
Robert G. Cocks, Jr.
President and Chief Executive Officer

PRO FORMA VALUATION
MUTUAL HOLDING COMPANY
STOCK OFFERING

PSB HOLDINGS, INC.
Putnam, Connecticut

Dated As Of:
May 21, 2004

Prepared By:

RP Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.
Financial Services Industry Consultants

May 21, 2004

Board of Directors
Putnam Bancorp, MHC
PSB Holdings, Inc.
Putnam Savings Bank
40 Main Street
Putnam, Connecticut 06260

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of stock issuance described below.

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Reorganization and Plan of Stock Issuance

In May 2003, Putnam Savings Bank ("Putnam Savings" or the "Bank") reorganized into the two-tier mutual holding company structure. As part of the reorganization, Putnam Savings formed PSB Holdings, Inc. ("PSB Holdings" or the "Company") and Putnam Bancorp MHC, Inc. (the "MHC"), a Connecticut-chartered mid-tier stock holding company and mutual holding company, respectively. Putnam Savings became a Connecticut-chartered capital stock savings bank, and a wholly-owned subsidiary of PSB Holdings, and PSB Holdings became the wholly-owned subsidiary of the MHC.

On April 7, 2004, the Board of Directors of PSB Holdings adopted a plan of stock issuance. Pursuant to the plan of stock issuance, PSB Holdings will issue a majority of its common stock to the MHC and sell a minority of its common stock to the public. Concurrent with the completion of the public stock offering, the Company will retain up to 50% of the net stock proceeds. The MHC will own a controlling interest in the Company of at least 51%, and the Company will be the sole subsidiary of the MHC. The Company will own 100% of the Bank's outstanding stock. The Company's initial activity will be ownership of its subsidiary, Putnam Savings, investment of the net cash proceeds retained at the holding company level and extending a loan to the employee stock ownership plan ("ESOP"). In connection with the public stock offering, Putnam Savings, PSB Holdings and the MHC are converting to federal charters and will be chartered and regulated by the OTS. Putnam Bancorp MHC, Inc. will change its name to Putnam Bancorp, MHC.

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594

It is anticipated that the public shares will be offered in a subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Employee Plans including the ESOP, Supplemental Eligible Account Holders and employees, officers and directors of Putnam Savings. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering. The total shares offered for sale to the public will constitute a minority interest of the Company's stock (49% or less).

The plan of stock issuance provides for the establishment of the Putnam Savings Foundation (the "Foundation") as a non-stock, nonprofit Delaware corporation. The Foundation will be funded with authorized but unissued shares of common stock contributed by PSB Holdings in an amount equal to 4.0% of the shares sold in the public stock offering. The purpose of the Foundation is to enhance the relationship between Putnam Savings and the communities in which the Bank operates and to enable the communities served by the Bank to share in the Bank's long-term growth.

RP Financial, LC.

RP Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal and assisting in the preparation of the business plan to reflect the public stock offering, we are independent of the Bank, the Company and the MHC and the other parties engaged by the Bank to assist in the stock issuance process.

Valuation Methodology

In preparing our appraisal, we have reviewed the Bank's, the Company's and MHC's regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Company and the Bank that has included a review of its audited financial information for the fiscal years ended June 30, 1999 through June 30, 2003, various unaudited information and internal financial reports through March 31, 2004 and due diligence related discussions with the Bank's management; Snyder & Haller, P.C., the Company's independent auditor; Luse Gorman Pomerenk & Schick, P.C., the Company's counsel in connection with the plan of stock issuance; and Keefe, Bruyette & Woods, Inc., the Company's financial and marketing advisor in connection with the stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which the Company operates and have assessed the Company's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on the Company and the industry as a whole. We have analyzed the potential effects of the minority stock offering on the Company's operating characteristics and financial performance as they relate to the pro forma market value. We have reviewed the economy in the Company's primary market area and have compared the Company's financial performance and condition with publicly-traded thrifts in mutual holding company form, as well as all publicly-traded thrifts. We have reviewed market conditions for stocks in general and market conditions for thrift stocks in particular, including the market for existing thrift issues and the market for initial public offerings by thrifts. We have considered the market for the stocks of all publicly-traded mutual holding companies. We have also considered the expected market for the Company's public shares. We have excluded from such analyses thrifts subject to announced or rumored acquisition, mutual holding company institutions that have announced their intent to pursue second step conversions, and/or those institutions that exhibit other unusual characteristics.

Our Appraisal is based on the Company's representation that the information contained in the regulatory applications and additional information furnished to us by the Company, its independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Company, its independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of the Company. The valuation considers the Company only as a going concern and should not be considered as an indication of the Company's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank, the MHC and the Company and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Company's value alone. It is our understanding that there are no current plans for pursuing a second step conversion or for selling control of the Company or the Bank following the offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

Pro forma market value is defined as the price at which the Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of May 21, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $52,500,000 at the midpoint, equal to 5,250,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $44.625 million and a maximum value of $60.375 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 4,462,500 at the minimum and 6,037,500 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $69.431 million without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 6,943,125. The Board of Directors has established a public offering range such that the public ownership of the Company will constitute a 44.5% ownership interest prior to the issuance of shares to the Foundation. Accordingly, the offering to the public of the minority stock will equal $19.858 million at the minimum, $23.363 million at the midpoint, $26.867 million at the maximum and $30.897 million at the supermaximum of the valuation range. Based on the public offering range and inclusive of the shares issued to the Foundation, equal to 4.0% of the offering shares, the public ownership of shares will represent 46.28% of the total shares issued throughout the valuation range.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial's valuation was determined based on the financial condition and operations of PSB Holdings as of March 31, 2004, the date of the financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Company's financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,
RP FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer

Gregory E. Dunn
Senior Vice President

TABLE OF CONTENTS
PSB HOLDINGS, INC.
Putnam, Connecticut

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

PSB Holdings serves northeastern Connecticut through its main office in Putnam, three branch offices located in the towns of Pomfret, Danielson and Plainfield, and a loan center also located in Putnam. The markets served by the Company's offices are all part of Windham County. A map of the Company's branch offices is provided in Exhibit I-1. The Company's wholly-owned subsidiary, Putnam Savings, is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC"). At March 31, 2004, PSB Holdings had $252.7 million in assets, $197.3 million in deposits and consolidated equity of $24.2 million equal to 9.6% of total assets. PSB Holdings' audited financial statements are included by reference as Exhibit I-2.

Plan of Stock Issuance

On April 7, 2004, the Board of Directors of PSB Holdings adopted a plan to stock issuance (the "plan"). Pursuant to the plan, PSB Holdings will issue a majority of its common stock to the MHC and sell a minority of its common stock to the public. Concurrent with the completion of the public stock offering, the Company will retain up to 50.0% of the net stock proceeds.

The MHC will own a controlling interest in the Company of at least 51%, and the Company will be the sole subsidiary of the MHC. The Company will own 100% of the Bank's outstanding stock. The Company's initial activity will be ownership of its subsidiary, Putnam Savings, investment of the net cash proceeds retained at the holding company level (initially in short- and intermediate-term investment securities) and extending a loan to the employee stock ownership plan ("ESOP"). Subsequent activities of the Company may include payment of regular or special dividends, acquisitions of other financial institutions, acquisitions of other financial service providers and/or stock repurchases.

In connection with the public stock offering, a charitable foundation will be established (the "Foundation"). The Foundation will be funded with authorized but unissued shares of common stock contributed by PSB Holdings in an amount equal to 4.0% of the shares sold in the public stock offering. The purpose of the Foundation is to enhance the relationship between Putnam Savings and the communities in which the Bank operates and to enable the communities served by the Bank to share in the Bank's long-term growth.

Strategic Overview

PSB Holdings maintains a local community banking emphasis, with a primary strategic objective of meeting the borrowing and savings needs of its local customer base. Historically, PSB Holdings' operating strategy has been fairly reflective of a traditional thrift operating strategy in which 1-4 family residential mortgage loans and retail deposits have constituted the principal components of the Company's assets and liabilities, respectively. Beyond 1-4 family permanent mortgage loans, the Company's loan portfolio includes diversification in construction, commercial real estate, consumer, home equity and commercial business loans. Pursuant to the Company's current strategic plan, PSB Holdings will continue to emphasize 1-4 family lending, but will also continue to pursuer greater diversification in which growth of commercial real estate and commercial business loans will be emphasized.

Investments serve as a supplement to the Company's lending activities and the investment portfolio is considered to be indicative of a low risk investment philosophy. The investment portfolio is comprised primarily of mortgage-backed securities, with the balance of the portfolio consisting of U.S. Government and agency securities, corporate bonds, marketable equity securities, municipal bonds and FHLB stock.

Retail deposits have consistently served as the primary interest-bearing funding source for the Company. In recent years, growth of transaction and savings accounts has constituted the primary source of deposit growth for the Company. Factors contributing to growth of the Company's core deposits include realizing growth in checking accounts as the result of developing commercial account relationships and offering an attractive money market rate on accounts with balances of $25,000 or more. The low interest rate environment is also believed to have contributed to the increase in transaction and savings accounts maintained by the Company, as the general decline in CD rates has increased depositor preference to hold funds in liquid transaction accounts. The Company utilizes borrowings as a supplemental funding source to facilitate management of funding costs and interest rate risk. FHLB advances constitute the Company's only source of borrowings, which have fixed rate terms with laddered maturities. Following the conversion, the Company may use additional borrowings to facilitate leveraging of its higher capital position that will result from the stock offering, in which borrowings would be utilized to fund purchases of investment securities at a positive spread to improve earnings and return on equity. To the extent additional borrowings are utilized by the Company, FHLB advances would likely continue to be the principal source of such borrowings.

PSB Holdings' earnings base is largely dependent upon net interest income and operating expense levels, although sources of non-interest operating have become a more significant earnings contributor in recent years. Overall, PSB Holdings' operating strategy has provided for a relatively low but stable net interest margin. In particular, the Company's emphasis on managing the interest rate risk and credit risk associated with the net interest margin has somewhat limited the earnings potential that can be realized from the yield-cost spread. Growth of non-interest operating income has been primarily realized through increased fee income. Operating expenses represent the other major component of the Company's earnings and, in recent years, operating expenses have in general creased as a percent of average assets. Higher operating expenses have been attributable to expansion of staff to support and manage the Company's growth and diversification of products and services. Higher operating expenses have also resulted from opening a fourth branch in the fiscal year ended June 30, 2000, as well as from growth of transaction and savings account deposits that are more costly to service than time deposits.

The Company's business plan following the public stock offering is expected to continue to focus on products and services which have facilitated PSB Holdings' recent growth. Specifically, PSB Holdings will continue to be an independent community-oriented financial institution with a commitment to local real estate and non-mortgage financing with operations funded by retail deposits, borrowings, equity capital and internal cash flows. In addition, the Company will emphasize increasing the diversification of its loan portfolio composition into commercial real estate and commercial business loans, as well as expansion and diversification of other products and services.

The Company's Board of Directors has elected to complete a public stock offering to improve the competitive position of PSB Holdings. The capital realized from the minority stock offering will increase the operating flexibility and overall financial strength of PSB Holdings. The additional capital realized from stock proceeds will increase liquidity to support funding of future loan growth and other interest-earning assets. PSB Holdings' higher capital position resulting from the infusion of stock proceeds will also serve to reduce interest rate risk, through enhancing the Company's interest-earning-assets-to-interest-bearing-liabilities ("IEA/IBL") ratio. The additional funds realized from the stock offering will provide an alternative funding source to deposits and borrowings in meeting the Company's future funding needs, which may facilitate a reduction in PSB Holdings' funding costs. Additionally, PSB Holdings' higher equity-to-assets ratio will also better position the Company to take advantage of expansion opportunities as they arise. Such expansion would most likely occur through the establishment or acquisition of additional banking offices or customer facilities that would provide for further penetration in the markets currently served by the Company or nearby surrounding markets. The Company will also be bettered position to pursue growth through acquisition of other financial service providers following the stock offering, given its strengthened capital position. At this time, the Company has no specific plans for expansion other than through establishing additional branches. The projected use of proceeds are highlighted below.

- PSB Holdings The Company is expected to retain up to 50% of the net offering proceeds. At present, funds at the Company level, net of the loan to the ESOP, are expected to be primarily invested initially into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.

- Putnam Savings. Approximately 50% of the net conversion proceeds will be infused into the Bank. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund growth of loans and investments.

Overall, it is the Company's objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with PSB Holdings' operations. The Company has acknowledged that it intends to operate with excess capital in the near term, operating with a below market return on equity ("ROE"), until such time as the new capital can be leveraged in a safe and sound manner over an extended period of time.

Balance Sheet Trends

Table 1.1 shows the Company's historical balance sheet data for the past five and three-quarter fiscal years. From June 30, 1999 through March 31, 2004, PSB Holdings' assets increased at an 11.1% annual rate. Asset growth was mostly realized through growth of interest-earning assets, which was fairly evenly disturbed between investments and loans. Asset growth has been funded with a combination of deposits and borrowings, as well as retained earnings. A summary of PSB Holdings' key operating ratios for the past five and three-quarter fiscal years is presented in Exhibit I-3.

PSB Holdings' loans receivable portfolio increased at a 9.7% annual rate from fiscal year end 1999 through March 31, 2004, with the portfolio exhibiting positive growth throughout the period. The Company's lower loan growth rate compared to its asset growth rate served to reduce the loans-to-assets ratio from 55.7% at fiscal year end 1999 to 52.5% at March 31, 2004. PSB Holdings' historical emphasis on 1-4 family lending is reflected in its loan portfolio composition, as 75.4% of total loans receivable consisted of 1-4 family permanent mortgage loans at March 31, 2004. Trends in the Company's loan portfolio composition over the past five and three-quarter fiscal years show that the concentration of 1-4 family permanent mortgage loans comprising total loans declined from a high of 90.2% at fiscal year end 2000 to a low of 75.4% at March 31, 2004. Over the past five and one-quarter years lending diversification by the Company has emphasized origination of commercial real estate loans, with the level of permanent commercial real estate loans comprising total loans increasing from a low of 5.9% at fiscal year end 2000 to a high of 17.1% at March 31, 20004. Construction loans represent the second largest area of lending diversification for the Company, equaling 4.2% of the total loan portfolio at March 31, 2004. Commercial business lending has also been an area of loan growth

Table 1.1
PSB Holdings, Inc.
Historical Balance Sheets
(Amount and Percent of Assets)(1)

	At Fiscal Year End June 30,										At March 31,		Annual Growth Rate
	1999		2000		2001		2002		2003		2004		
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Pct (%)
Total Amount of:													
Assets	$153,009	100.0%	$170,283	100.0%	$190,250	100.0%	$223,840	100.0%	$243,703	100.0%	$252,652	100.0%	11.14%
Cash and cash equivalents	1,948	1.3%	4,135	2.4%	9,793	5.1%	8,097	3.6%	13,280	5.4%	4,465	1.8%	19.08%
Investment securities	33,838	22.1%	39,301	23.1%	36,201	19.0%	50,313	22.5%	53,122	21.8%	57,714	22.8%	11.90%
Mortgage-backed securities	27,317	17.9%	27,653	16.2%	30,322	15.9%	45,506	20.3%	47,229	19.4%	47,445	18.8%	12.32%
Loans receivable, net	85,292	55.7%	93,581	55.0%	105,761	55.6%	112,208	50.1%	120,464	49.4%	132,611	52.5%	9.74%
Loans held for sale	509	0.3%	40	0.0%	616	0.3%	617	0.3%	1,051	0.4%	455	0.2%	-2.33%
FHLB stock	0	0.0%	0	0.0%	2,332	1.2%	2,332	1.0%	2,332	1.0%	2,399	0.9%	NM
Deposits	110,259	72.1%	110,346	64.8%	130,018	68.3%	161,797	72.3%	191,420	78.5%	197,281	78.1%	13.03%
Borrowings	24,452	16.0%	41,392	24.3%	39,384	20.7%	39,750	17.8%	27,000	11.1%	29,250	11.6%	3.84%
Equity	17,031	11.1%	17,047	10.0%	19,268	10.1%	20,631	9.2%	23,059	9.5%	24,241	9.6%	7.71%
Full service offices	3		3		4		4		4		4		

(1) Ratios are as a percent of ending assets.

for the Company, as the Company did not offering commercial business loans prior to fiscal 2001. As of March 31, 2004, commercial business loans equaled 2.6% of the total loan portfolio. Consumer lending, other than home equity loans which are included in the 1-4 family loan portfolio, has not been an area of lending emphasis for the Company, with such loans ranging from a high of 2.4% of total loans at fiscal year end 1999 to a low of 0.8% of total loans at March 31, 2004.

The intent of the Company's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting PSB Holdings' overall credit and interest rate risk objectives. It is anticipated that proceeds retained at the holding company level will primarily be invested into investments with short-term maturities. Over the past five and three-quarter fiscal years, the Company's level of cash and investment securities (inclusive of FHLB stock) ranged from a low of 41.2% of assets at fiscal year end 2001 to a high of 47.6% of assets at fiscal year end 2003. As of March 31, 2004, cash and investments maintained by the Company equaled 44.3% of assets. Mortgage-backed securities comprise the most significant component of the Company's investment portfolio, with the portfolio consisting substantially of securities guaranteed or insured by a federal agency. The portfolio also includes collateralized mortgage obligations ("CMOs") of private issuers (approximately $1.9 million at March 31, 2004). Mortgage-backed securities are generally purchased as a means to deploy excess liquidity at more favorable yields than other investment alternatives that are consistent with PSB Holdings' investment philosophy. As of March 31, 2004, the portfolio consisted mostly of fixed rate mortgage pass through securities with blended maturities ranging between three and fifteen years. The mortgage-backed securities portfolio totaled $47.4 million at March 31, 2004 and was classified as available for sale. As of March 31, 2004, the net unrealized gain on the mortgage-backed securities portfolio equaled $495,000.

Beyond the Company's investment in mortgage-backed securities, investment securities held by the Company at March 31, 2004 consisted of U.S. Government and agency securities ($7.1 million), corporate bonds ($33.1 million), marketable equity securities ($8.0 million), municipal bonds ($9.6 million) and FHLB stock ($2.3 million). To facilitate management of interest rate risk, most of the investment portfolio matures or reprices within five years and the entire portfolio is maintained as available for sale. As of March 31, 2004, the net unrealized gain on the Company's investment portfolio, excluding mortgage-backed securities and CMOs, equaled $2.1 million. The Company also maintained cash and cash equivalents of $4.5 million as of March 31, 2004, which equaled 1.8% of assets. Exhibit I-4 provides historical detail of the Company's investment portfolio.

The Company also maintains an investment in bank-owned life insurance ("BOLI") policies, which cover the lives of some of the Company's officers and directors. The purpose of the investment is to provide funding for employee and director benefit plans. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of March 31, 2004, the cash surrender value of the Company's BOLI equaled $2.1 million.

Over the past five and three-quarter fiscal years, PSB Holdings' funding needs have been substantially met through retail deposits, internal cash flows, borrowings and retained earnings. From fiscal year end 1999 through March 31, 2004, the Company's deposits increased at an annual rate of 13.0%. Positive deposit growth was sustained throughout the period covered in Table 1.1, with the most significant growth realized during fiscal years 2001 through 2003. The Company's stronger deposit growth relative to asset growth served to increase the ratio of deposits-to-assets from 72.1% at fiscal year end 1999 to 78.1% at March 31, 2004. Transaction and savings accounts equaled 61.3% of the Company's total deposits at March 31, 2004, versus a comparable ratio of 41.7% at fiscal year end 2001. Money market accounts have been the largest source of deposit growth for the Company since fiscal year end 2001 and at March 31, 2004 money market accounts comprised the largest component of the Company's transaction and savings account deposits. As of March 31, 2004, money market deposits totaled $47.0 million, equal to 37.1% of PSB Holdings' total transaction and savings account deposits.

Borrowings serve as an alternative funding source for the Company to address funding needs for growth and to support control of deposit costs. Borrowings have become a less prominent funding source for the Company since peaking at 24.1% of total assets at fiscal year end 2000. Comparatively, as of March 31, 2004, the Company's borrowings-to-assets ratio equaled 11.6%. The Company's use of borrowings has generally been limited to FHLB advances. The Company held $29.3 million of FHLB advances at March 31, 2004, which have laddered terms of up to ten years.

Since fiscal year end 1999, retention of earnings and the adjustment for accumulated other comprehensive income translated into an annual capital growth rate of 7.7% for the Company. Asset growth outpaced the Company's equity growth rate, as PSB Holdings' equity-to-assets ratio declined from 11.1% at fiscal year end 1999 to 9.6% percent at March 31, 2004. All of the Company's capital is tangible capital, and the Bank maintained capital surpluses relative to all of its regulatory capital requirements at March 31, 2004. The addition of stock proceeds will serve to strengthen the Company's capital position and competitive posture within its primary market area, as well as possibly support expansion into other nearby markets if favorable growth opportunities are presented. At the same time, as the result of the Company's relatively high pro forma capital position, PSB Holdings' ROE can be expected to be below industry averages following its conversion.

Income and Expense Trends

Table 1.2 shows the Company's historical income statements for the past five fiscal years and for the twelve months ended March 31, 2004. The Company reported positive earnings over the past five and three-quarter fiscal years, ranging from a low of 0.18% of average assets during fiscal 2001 to a high of 0.83% of average assets during fiscal 2000. For the twelve months ended March 31, 2004, the Company's reported net income of $1.4 million equaled 0.58% of average assets. The lower return posted in fiscal 2001 was in part attributable to losses incurred from investment in derivative instruments, in which the Company recorded an unrealized loss on stocks with expired options during fiscal 2001. The higher return posted in fiscal 2000 was supported by gains on the sale of investments. Net interest income and operating expenses represent the primary components of PSB Holdings' core earnings. Non-interest operating income is a less a significant contributor to the Company's core earnings, but has been a source of earnings growth. The amount of loan loss provisions established over the past five and three-quarter fiscal years has varied, but in general loss provisions have not been a significant factor in the Company's earnings. Gains realized from the sale of fixed rate loans have increased in recent years, reflecting an increase in the demand for longer term fixed rate loans, while gains and loss on the sale of investments typically have not been a significant factor in the Company's earnings.

Table 1.2
PSB Holdings, Inc.
Historical Income Statements
(Amount and Percent of Avg. Assets)(1)

	For the Fiscal Year Ended June 30,										For the 12 months Ended 3/31/04	
	1999		2000		2001		2002		2003			
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)
Interest Income	$8,964	6.55%	$10,707	6.67%	$12,250	6.80%	$12,472	6.21%	$12,443	5.42%	$11,924	4.88%
Interest Expense	(4,774)	-3.49%	(5,894)	-3.67%	(7,470)	-4.14%	(6,958)	-3.46%	(5,850)	-2.55%	(4,858)	-1.99%
Net Interest Income	$4,191	3.06%	$4,813	3.00%	$4,780	2.65%	$5,514	2.74%	$6,593	2.87%	$7,066	2.89%
Provision for Loan Losses	(120)	-0.09%	(60)	-0.04%	(60)	-0.03%	(60)	-0.03%	(60)	-0.03%	(60)	-0.02%
Net Interest Income after Provisions	$4,071	2.97%	$4,753	2.96%	$4,720	2.62%	$5,454	2.71%	$6,533	2.85%	$7,006	2.87%
										0.00%		
Other operating income	$455	0.33%	$412	0.26%	$575	0.32%	$749	0.37%	$958	0.42%	$1,160	0.47%
Operating Expense	(3,120)	-2.28%	(4,061)	-2.53%	(4,491)	-2.49%	(5,052)	-2.51%	(5,744)	-2.50%	(6,224)	-2.55%
Net Operating Income	$1,406	1.03%	$1,104	0.69%	$804	0.45%	$1,151	0.57%	$1,747	0.76%	$1,942	0.79%
Non-Operating Income												
Net gain(loss) on sale of loans	$64	0.05%	$10	0.01%	$33	0.02%	$85	0.04%	$300	0.13%	$117	0.05%
Net gain(loss) on sale of investments	(6)	0.00%	$481	0.30%	$52	0.03%	($2)	0.00%	($111)	-0.05%	($67)	-0.03%
Income(loss) on derivative instruments	0	0.00%	$175	0.11%	($366)	-0.20%	($61)	-0.03%	$0	0.00%	$0	0.00%
Net gain(loss) on sale of REO	(9)	-0.01%	$7	0.00%	($7)	0.00%	($10)	0.00%	$0	0.00%	$0	0.00%
Other non-recurring gain(loss)	(171)	-0.12%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Net Non-Operating Income	($122)	-0.09%	$673	0.42%	($288)	-0.16%	$12	0.01%	$189	0.08%	$50	0.02%
Net Income Before Tax	$1,284	0.94%	$1,777	1.11%	$516	0.29%	$1,163	0.58%	$1,936	0.84%	$1,992	0.82%
Income Taxes	(386)	-0.28%	(444)	-0.28%	(38)	-0.02%	(279)	-0.14%	(582)	-0.25%	(575)	-0.24%
Cumulative effect of accting. Change	0	0.00%	0	0.00%	(147)	-0.08%	0	0.00%	0	0.00%	0	0.00%
Net Income (Loss)	$898	0.66%	$1,333	0.83%	$331	0.18%	$884	0.44%	$1,354	0.59%	$1,417	0.58%
Adjusted Earnings												
Net Income Before Ext. Items	$898	0.66%	$1,333	0.83%	$478	0.27%	$884	0.44%	$1,354	0.59%	$1,417	0.58%
Addback: Non-Operating Losses	186	0.14%	0	0.00%	373	0.21%	73	0.04%	111	0.05%	67	0.03%
Deduct: Non-Operating Gains	(64)	-0.05%	(673)	-0.42%	(85)	-0.05%	(85)	-0.04%	(300)	-0.13%	(117)	-0.05%
Tax Effect Non-Op. Items(2)	(49)	-0.04%	269	0.17%	(115)	-0.06%	5	0.00%	75	0.03%	20	0.01%
Adjusted Net Income	$971	0.71%	$929	0.58%	$651	0.36%	$877	0.44%	$1,240	0.54%	$1,387	0.57%

(1) Ratios are as a percent of average assets.
(2) Assumes tax rate of 39.9%.

Sources: PSB Holdings' prospectus, audited financial statements and RP Financial calculations.

PSB Holdings has maintained a relatively low net interest margin throughout the period shown in Table 1.2, reflecting the Company's emphasis on managing interest rate risk and credit risk at the expense of potentially realizing wider yield-cost spreads in certain interest rate environments. Over the past five and three-quarter years, the Company's net interest income to average assets ratio ranged from a low of 2.65% during fiscal 2001 to a high of 3.06% during fiscal 1999. For the twelve months ended March 31, 2004, the Company's net interest income to average assets ratio equaled 2.89%. The increase realized in the Company's net interest income ratio since fiscal 2001 has been facilitated by a widening of the yield-cost spread, which has resulted from the more immediate impact that the decline in short-term interest rates has had on the Company's funding costs relative to asset yields. Accordingly, the Company's net interest spread increased from 2.21% in 2001 to 2.73% for the twelve months ended March 31, 2004. Over the same time period, the Company's interest income ratio declined by 192 basis points, versus a more significant decline of 215 basis points for the interest expense ratio. The Company's historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

Non-interest operating income has trended higher over the past five and three-quarter fiscal years, increasing from a low of 0.26% of average assets during fiscal 2000 to a high of 0.47% of average assets during the twelve months ended March 31, 2004. Growth of non-interest operating income has been mostly realized through increased service fees generated from transaction deposits and other products and services offered to the Bank's retail customers. The increase in non-interest operating income also reflects growth of commission income generated through the sale of non-deposit investment products. The major portion of the Company's non-interest operating income is derived through service fees, which increased from $357,000 during fiscal 2000 to $843,000 for the twelve months ended March 31, 2004.

Operating expenses represent the other major component of the Company's earnings, ranging from a low of 2.28% of average assets during fiscal 1999 to a high of 2.55% of average assets during the twelve months ended March 31, 2004. The upward trend in the operating expense ratio reflects the impact of opening a fourth branch in fiscal 2000, deposit growth consisting most of transaction and savings accounts that are more cost to service than CDs, and expansion of staff to facilitate implementation of a more diversified lending strategy, particularly in the area of commercial loan production. Upward pressure will be placed on the Company's operating expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans. At the same, the increase in capital realized from the stock offering will increase the Company's capacity to leverage operating expenses through pursuing a more aggressive growth strategy.

Overall, the general trends in the Company's net interest margin and operating expense ratio since fiscal 1999 reflect a decline in core earnings, as indicated by the Company's expense coverage ratio (net interest income divided by operating expenses). PSB Holdings' expense coverage ratio equaled 1.34 times in fiscal 1999, versus a comparable ratio of 1.13 times for the twelve months ended March 31, 2004. The decline in the expense coverage ratio was the result of both a decline in the net interest income ratio and an increase in the operating expense ratio. Similarly, PSB Holdings' efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 67.3% in fiscal 1999 was more favorable than the 75.9% efficiency ratio maintained for the twelve months ended March 31, 2004.

Over the past five and three-quarter fiscal years, maintenance of generally favorable credit quality measures has served to limit the amount of loss provisions established during the period. Loan loss provisions established by the Company ranged from a low of 0.02% of average assets for the twelve months ended March 31, 2004 to a high of 0.09% of average assets during fiscal 1999. As of March 31, 2004, the Company maintained valuation allowances of $1.3 million, equal to 0.96% of net loans receivable and 169.9% of non-accruing loans. Exhibit I-6 sets forth the Company's loan loss allowance activity during the past five and three-quarter fiscal years.

The Company records gains on the sale of loans from the sale of fixed rate loan originations to the secondary market. Most loans are sold with servicing retained. Gains realized from the sale of loans were a larger source of earnings in fiscal 2003, as historically low mortgage rates supported a significant increase in the Company's lending volume for longer term 1-4 family fixed rate loans. Gains on the sale of loans equaled 0.13% of average assets in fiscal 2003 and then declined to 0.05% of average assets during the twelve months ended March 31,

2004. The Company recorded gains and losses from the sale of investment securities throughout past five and three-quarter fiscal years, reflecting ongoing management of the investment portfolio for purposes of enhancing returns and managing interest rate risk. With the exception of fiscal 2000, gains and losses from the sale of investments have not been a significant factor in the Company's earnings. During fiscal 2000, gains realized from the sale of investments equaled $481,000 or 0.30% of average assets. The gains and losses realized from the sale of investment securities are viewed as non-recurring income items, while gains generated from the sale of fixed rate loan originations have been an ongoing activity for the Company particularly in the prevailing low interest rate environment. However, gains realized through secondary market activities are subject to a certain degree of volatility as well, given the dependence of such gains on the interest rate environment and resulting demand for longer term fixed rate loans.

During fiscal years 2000 through 2002, the Company engaged in sale of covered options for the purpose of generating income. The Company's investment in derivative instruments provided income equal to 0.11% of average assets during fiscal 2000, while losses equal to 0.20% of average assets and 0.03% of average were recognized from the Company's investment in derivative instruments during fiscal years 2001 and 2002, respectively. The program was discontinued on December 31, 2001. The Company's earnings were negatively impacted by one time expenses recorded in fiscal 1999 and fiscal 2001. The one time expense recorded in fiscal 1999 was a legal settlement expense equal to 0.12% of average assets and the one time expense recorded in fiscal 2001 was the cumulative effect of a change in accounting principle in accounting for derivative instruments equal to 0.08% of average assets.

The Company's effective tax equaled 28.9% for the twelve months ended March 31, 2004, which was less than the effective statutory rate as the result of tax exempt income and dividends earned on certain investments that are subject to a lower effective tax rate. As set forth in the prospectus, the Company's effective statutory tax rate equals 39.9%.

Interest Rate Risk Management

The Company's balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates. As of March 31, 2004, the Company's net portfolio value ("NPV") under a 200 basis point instantaneous and sustained rise in interest rates reflected a decline of 3.9% (see Exhibit I-7).

The Company pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Company manages interest rate risk from the asset side of the balance sheet through selling originations of 1-4 family fixed rate loans with 30-year terms and monthly payments, maintaining investments as available for sale, emphasizing investments that mature or reprice in less than five years and diversifying into other types of lending beyond 1-4 family permanent mortgage loans which consists primarily of short-term and adjustable rate loans. As of June 30, 2003, of the Company's total loans due after June 30, 2004, ARM loans comprised 20.2% of those loans (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through utilizing fixed rate FHLB advances with laddered maturities out to ten years and emphasizing growth of lower cost and less interest rate sensitive transaction and savings accounts. Transaction and savings accounts comprised 61.3% of the Company's deposits at March 31, 2004.

The infusion of stock proceeds will serve to further limit the Company's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Company's capital will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

PSB Holdings' lending activities have traditionally emphasized 1-4 family permanent mortgage loans and such loans continue to comprise the largest component of the Company's loan portfolio. Beyond 1-4 family loans, lending diversification by the Company has emphasized commercial real estate, home equity, construction, land and commercial business loans. To a lesser extent, the Company's lending activities include consumer loans. Going forward, the Company's lending strategy is to pursue further diversification of the loan portfolio, whereby growth of commercial real estate and commercial business loans will be emphasized.

However, the origination of 1-4 family permanent mortgage loans is expected to remain as the Company's most prominent lending activity. It is anticipated that growth of the 1- 4 family portfolio will be slowed somewhat by the sale of a portion of the fixed rate originations, thereby providing for a gradual shift in the Company's loan portfolio composition towards a higher concentration of commercial real estate and commercial business loans. Exhibit I-9 provides historical detail of PSB Holdings' loan portfolio composition over the past five and three-quarter fiscal years and Exhibit I-10 provides the contractual maturity of the Company's loan portfolio by loan type as of June 30, 2003.

PSB Holdings' originates both fixed rate and adjustable rate 1-4 family permanent mortgage loans. The Company's current practice is to sell originations of conforming fixed rate 30-year monthly payment loans and to hold originations of 30-year bi-weekly fixed rate loans, as well as to hold originations of fixed rate loans with terms of 15 years or less and adjustable rate loans. The Company retains the servicing on loans that are sold, with the exception of loans insured by the Federal Housing Authority ("FHA"), Veterans Administration ("VA"), Connecticut Housing Finance Authority ("CHFA") and USDA Rural Housing loans. In the current interest rate environment, most of the Company's 1-4 family lending volume consists of fixed rate loans. ARM loans offered by the Company include loans with repricing terms of one, three, five, seven or ten years and are indexed to U.S. Treasury notes of comparable maturities as the repricing term. Initial rates on ARM loans are typically discounted from the fully-indexed rate. After the initial repricing period, ARM loans convert to a one-year ARM loan for the balance of the mortgage term. The Company typically requires a loan-to-value ("LTV") ratio of 80.0% or less for 1-4 family loans, but will lend up to a 95.0% LTV ratio with private mortgage insurance ("PMI"). The substantial portion of the Company's 1-4 family permanent mortgage loans are underwritten to secondary market standards specified by Fannie Mae.

The Company offers fixed-term home improvement loans, as well as variable rate home equity lines of credit ("HELOCs") in its primary market area. Fixed term home improvement loans are offered up to a LTV ratio of 100.0% inclusive of other liens on the property, while HELOCs are offered up to a 90.0% LTV ratio inclusive of other liens on the property. Fixed term home improvements loans are offered for terms of up to ten years. HELOCS with LTV ratios of 80.0% or less have a maximum draw period of ten years followed by a ten year repayment term. HELOCs with LTV ratios above 80.0% have a maximum draw period of five years followed by a ten year repayment term.

The residential mortgage loan portfolio includes land loans that are extended to finance lots that will be used for residential development. Land development loans generally require a loan-to-value ("LTV") ratio of 75.0% or less and are offered as fixed rate loans with a maximum term of 15 years. As of March 31, 2004, the Company's portfolio of residential mortgage loans, including home equity loans and residential land loans, totaled $102.4 million or 75.4% of total loans outstanding.

Construction loans originated by the Company consist mostly of loans to finance the construction of 1-4 family residences and, to a lesser extent, financing for the construction of multi-family and commercial properties. Construction loans extended for 1-4 family properties are typically for the construction of pre-sold homes. In addition, the Company makes construction loans to home builders on a speculative basis, but such loans are typically limited to one loan per builder and do not constitute a significant part of the Company's construction lending activities. Construction/permanent loans are offered on comparable terms as 1-4 family permanent mortgage loan rates and require payment of interest only during the construction period. The Company will originate construction/permanent loans up to a LTV ratio of 95.0% for properties with completed values of $150,000 or less and up to a LTV ratio of 90.0% for properties with completed values greater than $150,000. Commercial real estate and multi-family construction loans are generally originated as construction/permanent loans and are subject to the same underwriting criteria as required for permanent mortgage loans, as well as submission of completed plans, specifications and cost estimates related to the proposed construction. Loans for the construction of commercial real estate and multi-family loans are extended up to a LTV ratio of 80.0% based on the lesser of the appraised value of the property or cost of construction. As of March 31, 2004, PSB Holdings' outstanding balance of construction loans totaled $5.6 million or 4.2% of total loans outstanding.

The balance of the mortgage loan portfolio consists of commercial real estate loans, which are collateralized by properties in the Company's primary market area. PSB Holdings' originates commercial real estate loans up to a maximum LTV ratio of 80.0% and requires a minimum debt-coverage ratio of 1.25 times. Loan terms typically provide for up to 20-year amortizations and are offered as fixed rate or adjustable rate loans with a balloon provision of five years. Commercial real estate loans are generally priced off of the comparable FHLB advance term plus a 300 basis point margin. Properties securing the commercial real estate loan portfolio consist primarily of retail properties, a hotel, industrial buildings and apartment buildings. Growth of commercial real estate lending is currently an area of lending emphasis for the Company. As of March 31, 2004, the Company's commercial real estate loan portfolio totaled $23.2 million or 17.1% of the total loan portfolio.

The Company's diversification into non-mortgage loans consists primarily of commercial business loans and, to a lesser extent, consumer loans. The Company offers commercial business loans and lines of credit to small and medium sized companies in its market area. Commercial business loans offered by the Company consist of floating rate loans indexed to the prime rate and fixed rate terms loans for terms of up to seven years. The commercial business loan portfolio consists primarily of secured loans, while the portfolio also includes a minor amount of unsecured loans for purposes of financing expansion or providing working capital for general business purposes. Commercial business lending is being emphasized as a source of loan growth for the Company. As of March 31, 2004, PSB Holdings' outstanding balance of commercial business loans totaled $3.5 million or 2.6% of total loans outstanding.

Consumer lending has been a minor area of lending diversification for the Company, with the consumer loan portfolio consisting primarily of installment loans extended directly to the end borrower. Consumer lending is expected to remain as a limited area of loan diversification for the Company. As of March 31, 2004, the Company's consumer loan portfolio totaled $1.0 million or 0.8% of total loans outstanding.

Exhibit I-11 provides a summary of the Company's lending activities over the past three and three-quarter fiscal years. The Company's lending volume increased significantly over the past three fiscal years, which was supported by increased originations of residential mortgage loans. Originations of residential mortgage loans increased from $26.6 million in fiscal 2001 to $68.7 million in fiscal 2003, as borrowers took advantage of historically low mortgage rates to finance new home purchases or to refinance their existing mortgages. During the past three fiscal years, originations of residential mortgage loans accounted for 78.3% of the total loans originated by the Company. The Company's implementation of a more diversified lending strategy that has emphasized growth of commercial real estate and commercial business loans is reflected by the upward trend in originations of both commercial real estate loans and commercial business loans. Originations of commercial real estate loans increased from $3.0 million during fiscal 2001 to $11.2 million during the nine months ended March 31, 2004 and originations of commercial business loans increased from $761,000 to $4.8 million over the same time period. While the Company's lending volume increased notably in fiscal 2002 and 2003, loan growth was less significant than the pick-up in loan volume as loan repayments and loan sales increased as well. For the nine months ended March 31, 2004, the Company's residential lending volume declined slightly from the comparable year ago period, but total lending volume was higher for most recent nine month period due to increased originations of commercial real estate loans, construction loans and commercial business loans.

Asset Quality

The Company's 1-4 family lending emphasis has generally supported favorable credit quality measures. Over the past five and three-quarter fiscal years, PSB Holdings' balance of non-performing assets ranged from a low of 0.29% of assets at fiscal year end 2001 to a high of 0.74% of assets at fiscal year end 1999. The Company held $925,000 of non-performing assets at March 31, 2004, equal to 0.37% of assets. The higher ratio of non-performing assets maintained at fiscal year end 1999 consisted mostly of non-accruing residential mortgage loans. As shown in Exhibit I-12, the Company's balance of non-performing assets at March 31, 2004 consisted of $747,000 of non-accruing loans, $128,000 of accruing loans under 90 days past due and $50,000 of accruing loans past due 90 days or more.

To track the Company's asset quality and the adequacy of valuation allowances, PSB Holdings has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed monthly by senior management and quarterly by the Board. Additionally, the Company has retained an independent consulting firm to perform a semi-annual review of the loan portfolio. Pursuant to these procedures, when needed, the Company establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of March 31, 2004, the

Company maintained valuation allowances of $1.3 million, equal to 0.96% of net loans receivable and 137.2% percent of non-performing loans.

Funding Composition and Strategy

Deposits have consistently accounted for the substantial portion of the Company's interest-bearing funding composition and at March 31, 2004 deposits equaled 87.1% of PSB Holdings' interest-bearing funding composition. Exhibit I-13 sets forth the Company's deposit composition for the past three and three-quarter fiscal years and Exhibit I-14 provides the interest rate and maturity composition of the CD portfolio at March 31, 2004. Transaction and savings account deposits constitute the largest portion of the Company's deposit base, which in aggregate equaled $120.8 million or 61.2% of total deposits at March 31, 2004. Factors contributing to growth of the Company's core deposits include realizing growth in checking accounts as the result of developing commercial account relationships and offering an attractive money market rate on accounts with balances of $25,000 or more. The low interest rate environment is also believed to have contributed to the increase in transaction and savings accounts maintained by the Company, as the general decline in CD rates has increased depositor preference to hold funds in liquid transaction accounts. CDs comprise the balance of the Company's deposits, equaling $76.5 million or 38.8% of total deposits at March 31, 2004. As of March 31, 2004, 46.9% of the Company's CDs were scheduled to mature in one year or less. As of March 31, 2004, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $25.0 million or 32.7% of total CDs. PSB Holdings does not maintain any brokered CDs.

Borrowings serve as an alternative funding source for the Company to facilitate management of funding costs and interest rate risk. Borrowings held by the Company consist of FHLB advances with laddered terms of up to ten years. As of March 31, 2004, the Company maintained $29.3 million of FHLB advances. Exhibit I-15 provides further detail of PSB Holdings' borrowing activities during the past three and three-quarter fiscal years. Following the stock offering, the Company may add borrowings for purposes of leveraging the balance sheet, in which borrowings would be utilized to fund purchases of investment securities at a positive spread to improve ROE. To the extent borrowings are added by the Company, FHLB advances would likely continue to be the primary source of borrowings utilized.

Subsidiaries and Other Activities

PSB Holdings' only subsidiary is Putnam Savings. Putnam Savings has two subsidiaries, Windham North Properties, LLC and PSB Realty, LLC. Windham North Properties, LLC is used to acquire title to selected properties on which the Bank forecloses. As of March 31, 2004, Windham North Properties, LLC, did not own any such properties. PBS Realty, LLC owns a single parcel of real estate located immediately adjacent to Putnam Savings' main office. This real estate is utilized as a loan center for the Bank and there are no outside tenants that occupy the premises.

Putnam Savings also maintains a partnership with Infinex Investments, Inc. ("Infinex") to provide non-depository investment services and products to the Bank's customers. Products and services offered through Infinex include annuities, mutual funds, life insurance, long term care insurance, brokerage accounts, stock and bond mutual funds, 529 College Savings Plans, and estate planning.

Legal Proceedings

PSB Holdings is involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Company.

II. MARKET AREA

Introduction

PSB Holdings serves northeastern Connecticut through its main office in Putnam, three branch offices located in the towns of Pomfret, Danielson and Plainfield, and a loan center also located in Putnam. The markets served by the Company's offices are all part of Windham County. The major portion of the Company's activities is conducted within the markets served by the retail branches and surrounding contiguous markets. Exhibit II-1 provides information on the Company's office facilities.

The primary market area served by the Company, which is centrally located between the cities of Hartford, Connecticut and Providence, Rhode Island, is largely suburban and rural in nature. The Company's competitive environment includes a large number of thrifts, commercial banks and other financial service providers, some of which have a regional or national presence. Due to its small size, the Company has more limited resources and a smaller market presence than many of its competitors. The primary market area economy is fairly diversified, with services, wholesale/retail trade and manufacturing constituting the basis of the primary market area economy.

Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Company, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions. These factors have been examined to help determine the growth potential that exists for the Company and the relative economic health of the Company's market area.

Market Area Demographics

Key demographic and economic indicators in the Company's market include population, number of households and household/per capita income levels. Demographic data for Windham County, as well as comparative data for Connecticut and the U.S., is provided in Table 2.1. From 2000 through 2003, Windham County's population increased at a 0.5% annual rate, which

Table 2.1
PSB Holdings, Inc.
Summary Demographic Information

	Year			Growth Rate	Growth Rate
	2000	2003	2008	2000-2003 (%)	2003-2008 (%)
Population(000)					
United States	281,422	291,628	309,303	1.2%	1.2%
Connecticut	3,406	3,449	3,529	0.4%	0.5%
Windham County	109	111	113	0.5%	0.5%
Households(000)					
United States	105,480	109,362	117,074	1.2%	1.4%
Connecticut	1,302	1,325	1,376	0.6%	0.8%
Windham County	41	42	44	0.8%	0.8%
Median Household Income($)					
United States	$42,729	$46,615	$54,319	2.9%	3.1%
Connecticut	54,652	59,202	68,740	2.7%	3.0%
Windham County	45,127	48,004	53,143	2.1%	2.1%
Per Capita Income($)					
United States	$21,587	$24,733	N.A.	4.6%	N.M.
Connecticut	28,766	32,770	N.A.	4.4%	N.M.
Windham County	20,443	22,757	N.A.	3.6%	N.M.

2003 HH Income Dist.(%)	Less Than $25,000	$25,000 to 49,999	$50,000 to $99,999	$100,000 to $149,999	$150,000+
United States	25.5%	27.8%	30.5%	10.1%	6.0%
Connecticut	19.7%	22.5%	33.7%	13.7%	10.5%
Windham County	24.5%	27.7%	35.7%	8.6%	3.5%

Source: ESRI BIS

was comparable to Connecticut's annual population growth rate of 0.4%. Both the county and state population growth rates lagged the U.S. population growth rate of 1.2%. Growth in the number of households paralleled the population growth rates, with the U.S. household growth rate exceeding both the Connecticut and Windham County household growth rates. Projected five year population and household growth rates for Windham County reflect no change from the 2000 to 2003 growth rates. Similarly, the projected population and household rates for Connecticut and the U.S. are consistent with their recent historical growth rates.

Median household income in Windham County was slightly above median household income for the U.S., but well below Connecticut's median household income as certain regions of the state contain highly affluent markets particularly with respect to markets in the southwestern region of the state. Windham County's per capita income was lower than both the U.S. and Connecticut per capita income measures, which is indicative of the market area's more rural nature that provides for a lower cost of living than the more heavily populated markets within the state. Household income distribution measures show that in comparison to Windham County, both the U.S. and Connecticut maintain a higher percentage of households with incomes of $100,000 or more. From 2000 to 2003, household income and per capita income increased at a slower rate in Windham County compared to the U.S. and Connecticut. Over the next five years, growth in household income for Windham County is projected to remain below the comparable Connecticut and U.S. growth rates.

<u>National Economic Factors</u>

The future success of the Company's operations is partially dependent upon various national and local economic trends. In assessing economic trends over the past year, the beginning of the second quarter of 2003 provided mixed economic signals. Initial jobless claims hit a one-year high in late-April, but consumer sentiment also edged higher in April. Despite the improvement in consumer sentiment, which was expected to support an increase in spending, the outlook for job growth remained dim. Job losses continued in April for the third month in a row and the national unemployment rate rose to 6.0% in April. The manufacturing sector also continued to struggle in April, as industrial production declined for the second straight month and factories were operating at their lowest rate in 20 years. Comparatively, economic data for May exhibited some positive signs, as a regional manufacturing report showed factory expansion and May consumer sentiment improved from April. Factory orders and retail sales also increased in May, but business investment and the labor market remained weak. Despite growing expectations for a rebound in the economy, the manufacturing sector continued to contract in June. Job losses concentrated in the manufacturing sector pushed the nation's unemployment rate to 6.4% in June, the highest level in more than nine years. The housing market remained a bright spot in the economy during the second quarter, as low mortgage rates continued to fuel strong demand for purchases of new and existing homes.

The national economy showed signs of strengthening at the beginning of the third quarter of 2003, as the U.S. economy grew at a stronger-than-expected 3.1% annual rate in the second quarter. Second quarter growth was fueled by brisk consumer and business spending, as well as a surge in defense expenditures. Manufacturing activity increased for the second straight month in August and retail sales were stronger in August as well. However, despite the apparent improvement in the U.S. economy, the number of employed fell in August for the seventh consecutive month. The August unemployment rate of 6.1% reflected a slight decline from the July rate of 6.2%, which was attributable to contraction in the size of the labor force as opposed to jobs being added. However, employment data for September reflected a more promising outlook for the economy, as non-farm payrolls rose for the first time in eight months. The national unemployment rate for September remained at 6.1%, as the increase in jobs was offset by a larger increase in new labor force entrants. Despite higher mortgage rates, sales of new and existing homes were strong in September.

Third quarter GDP growth of 8.2% and data reflecting that the recovery was starting to translate into gains in employment provided further evidence that the national economy was gaining momentum. Job growth pushed the national unemployment rate down to 6.0% in October and 5.9% in November. Employment gains were aided by a pick-up in manufacturing activity, which was attributable to a surge in new orders. Despite the pick-up in economic activity, inflation remained low as core consumer prices fell in November for the first time since 1982. The December national unemployment rate unexpectedly dropped to a 14-month low of 5.7%; however, the decline was attributable to workers exiting the labor force rather than new jobs beings created.

Economic data for January 2004 suggested that the economic recovery was gaining traction, as evidenced by a strong increase in U.S. industrial production for the month of January. Factory activity continued to rise in January and non-manufacturing activity grew for a tenth consecutive month in January 2004. The U.S. unemployment rate fell to a two-year low of 5.6% in January, as the pace of job growth picked-up. However, consumer confidence slipped in February, as hiring activity continued to lag the pace of the economic expansion. Employment data for February showed that jobs were added but well below expectations and the unemployment rate was unchanged at 5.6%. A stronger than expected increase in U.S. industrial production in February and initial jobless claims falling to their lowest level in three years in mid-March provided further indications that the U.S. economy was improving. Housing starts slowed in February for a second straight month, but demand for new homes remained strong.

The March unemployment rate edged up to 5.7%, although job growth for the month was the strongest in four years and for the first time in 44 months there was no decline in manufacturing jobs. March economic data also showed manufacturing activity accelerating, a strong increase in retail sales, a surge in housing starts and new home sales, and a strong increase in durable-goods orders. While first quarter GDP rose at a slower than expected 4.2% annual rate, the economy in general showed signs of accelerating going into the second quarter. Job growth in April exceeded expectations, as the economy created 288,000 new jobs and the national unemployment rate fell to 5.6% in April. Some other economic data for April was not as strong, as higher interest rates slowed new housing starts and sales of new homes. Orders for durable goods also declined in April. However, fears of higher interest rates fueled a strong increase in home resales during April.

In terms of interest rate trends over the past year, Treasury prices moved lower at the beginning of the second quarter of 2003 as the bond market ignored weak economic data and focused mainly on news of U.S. war successes in Iraq that sparked a rally in stocks. Weak economic data provided support for Treasury prices in mid-April, as the yield on the 10-year U.S. Treasury note stabilized at slightly below 4.0% through the end of April. The Federal Reserve concluded to leave short-term interest rates unchanged at its meeting in early-May.

However, in a major shift, the central bank signaled the possibility of a rate cut later to ward off deflation, which served to boost Treasury prices following the Federal Reserve meeting. Amid more signs of economic sluggishness and growing concerns of deflation, Treasury yields plunged to their lowest levels in 45 years through the end of May and into early-June. Treasury yields declined further in mid-June on news of a shake-up among Freddie Mac's top executives due to accounting concerns and growing expectations that the Federal Reserve would cut rates again. A smaller than hoped for 0.25% rate cut by the Federal Reserve in late-June prompted a sell-off in Treasury issues at the close of the second quarter.

The decline in bond prices became more pronounced at the beginning of the third quarter of 2003, with the yield on the 10-year Treasury increasing from 3.56% on July 1, 2003 to 4.43% on July 31, 2003. Investors dumped bonds in favor of stocks during July on growing optimism of an economic recovery that would lead to an end of further rate cuts by the Federal Reserve. The Federal Reserve kept its interest rate target at a 45-year low of 1.0% at its mid-August meeting and predicted that rates would stay near that level for some time. Treasury yields continued to climb higher through the balance of August, as the U.S. and global economy showed signs of improving and the Dow Jones Industrial Average rose to a 14-month high. However, weak employment data for August provided a boost to the bond market in early-September. U.S. Treasury bonds continued to strengthen through mid-September, as the Federal Reserve left interest rates unchanged and indicated they would remain low, as government data showed underlying inflation at a 37-year low. Weaker than expected economic data that showed a decline in consumer confidence and a slow down in manufacturing activity further contributed to the decline in Treasury yields at the close of the third quarter.

The decline in interest rates was reversed in the fourth quarter, as data indicating that the economic recovery was strengthening pushed Treasury yields higher during October and early-November 2003. Indications that the Federal Reserve would keep interest rates low and favorable inflation data served to push interest rates lower in mid-November. Treasury yields moved up again in early-December, largely on the basis of economic data that showed an increase in manufacturing activity and the Federal Reserve's more upbeat assessment of the economy. The Federal Reserve concluded its December meeting with no change in the federal funds target rate of 1% and indicated that low interest rate levels could be maintained for a considerable period. Favorable inflation data supported a relatively stable interest rate environment at the close of 2003.

Treasury bonds rallied at the beginning of 2004 on news of a weaker than expected December employment report, which showed job creation far below forecasted levels. In late-January, the Federal Reserve concluded to leave short-term interest rates unchanged at a 45-year low of 1%, but dropped its commitment to keep rates low for a considerable period of time. The change in the Federal Reserve's wording pushed Treasury yields higher at the end of January and into early-February. Following the spike-up in bond yields, interest rates eased lower into mid-February as January employment data showed that job growth remained less than robust. Interest rates stabilized during the second half of February, with the yield on the 10-year Treasury note edging below 4.0% at the end of the month. A weaker than expected employment report for February sparked a rally in Treasury bonds in early-March, as the lack of meaningful job growth raised expectations that the Federal Reserve would not increase rates anytime soon. The Federal Reserve left rates unchanged at its mid-March meeting, indicating that it could be patient about increasing rates because of low inflation, unused factory capacity and limited jog growth. Treasury yields dropped to an eight month low following the Federal Reserve meeting and then eased higher through the end of March on indications that the economy was getting stronger.

The upward trend in interest rates continued into the beginning of the second quarter of 2004, as strong economic data increased expectations that the Federal Reserve would increase interest rates. Bond yields were also pushed higher by signs of inflation coming back into the economy, as the consumer price index for March rose 0.5%. March economic data that showed a strengthening economy pressured bond yields higher through the end of April. Robust job growth in April, combined with rising oil prices, sharpened the sell-off in long-term Treasurys during the first half of May, reflecting increased expectations that the Federal Reserve would raise interest rates soon. Treasury yields eased lower during mid-May, as investors shifted money to the relative safety of bonds in reaction to India's election results and the assassination of the head of the Iraqi Governing Council. As of May 21, 2004, one- and 10-year U.S. government bonds were yielding 1.73% and 4.71%, respectively, versus comparable year ago yields of 1.13% and 3.39%. Exhibit II-2 provides historical interest rate trends from 1995 through May 21, 2004.

Local Economy

The Company's primary market area has a fairly diversified local economy, with employment in services, wholesale/retail trade and manufacturing serving as the basis of the local economy. As shown in Table 2.2, service jobs represent the largest employer in Windham County, followed by employment in the wholesale/retail and manufacturing sectors. Most sectors of the Windham County economy added jobs from 1996 through 2000 and similar to national trends, the service industry experienced the strongest job growth during the period. However, manufacturing jobs, which tend to be higher paying jobs, contracted slightly from 1996 to 2000.

Table 2.2
Windham County Employment Sectors(1)

Employment Sectors	% of Labor Force
Services	27.2%
Wholesale/Retail Trade	22.9
Manufacturing	19.0
Government	14.3
Construction	5.7
Finance, insurance and real estate	4.6
Other	6.3
	100.0%

(1) As of 2000.

Source: Regional Economic Information System Bureau of Economic Analysis.

Comparative unemployment rates for Windham County, as well as for the U.S. and Connecticut, are shown in Table 2.3. Windham County's March 2004 unemployment rate of 6.0% was higher than the comparable Connecticut unemployment rate of 5.2% and equal to the national unemployment rate. Consistent with the U.S. and Connecticut unemployment trends, Windham County's March 2004 unemployment rate was lower compared to the year ago rate of 6.9%.

Table 2.3
Unemployment Trends(1)

Region	March 2003 Unemployment	March 2004 Unemployment
United States	6.2%	6.0%
Connecticut	5.9	5.2
Windham County	6.9	6.0

(1) Unemployment rates have not been seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics and Competition

The Company's retail deposit base is closely tied to the economic fortunes of Windham County and, in particular, the areas of the county that are nearby to one of PSB Holdings' four branches. Table 2.4 displays deposit market trends from June 30, 2000 through June 30, 2003 for PSB Holdings, as well as for all commercial bank and savings institution branches located in Windham County and the State of Connecticut. The data indicates that bank and thrift deposits in Windham County increased at a 9.9% annual rate from June 30, 2000 through June 30, 2003, which exceeded the 6.1% deposit growth rate posted by all Connecticut banks and thrifts. Consistent with the state of Connecticut, savings institutions maintained a larger market share of deposits than commercial banks in Windham County. The larger deposit market share maintained by savings institutions was supported by their larger branch presence, as savings institution branches accounted for 58% of the total branches in Connecticut and 60% of the total branches in Windham County. During the period covered in Table 2.4, savings institutions experienced a decline in deposit market share in both Windham County and the state of Connecticut, reflecting a decline in savings institution branches in both the county and the state. Comparatively, commercial banks added branches in both Windham County and Connecticut during the three year period.

The Company's $192.3 million of deposits at June 30, 2003 represented a 15.1% market share of the Windham County thrift and bank deposits. PSB Holdings' deposits increased at a 20.1% annual rate from June 30, 2000 through June 30, 2003, which served to increase its

Table 2.4
PSB Holdings, Inc.
Deposit Summary

	As of June 30,						
	2000			2003			Deposit Growth Rate 2000-2003 (%)
	Deposits	Market Share	# of Branches	Deposits	Market Share	# of Branches	
	(Dollars in Thousands)						
State of Connecticut	$ 58,338,888	100.0%	1,183	$ 69,715,952	100.0%	1,175	6.1%
Commercial Banks	23,932,735	41.0%	456	32,350,425	46.4%	493	10.6%
Savings Institutions	34,406,153	59.0%	727	37,365,527	53.6%	682	2.8%
Windham County	$ 1,054,943	100.0%	35	$ 1,273,151	100.0%	35	9.9%
Commercial Banks	323,344	30.7%	10	488,811	38.4%	14	14.8%
Savings Institutions	731,599	69.3%	25	784,340	61.6%	21	2.3%
PSB Holdings	111,030	10.5%	3	192,337	15.1%	4	20.1%

Source: FDIC.

market share of Windham County deposits from 10.5% at June 30, 2000 to 15.1% at June 30, 2003. PSB Holdings' stronger deposit growth rate was facilitated by the opening of its fourth branch office during the three year period covered in Table 2.4.

The Company faces notable competition in both deposit gathering and lending activities, including direct competition with several financial institutions that primarily have a local or regional presence. Securities firms, credit unions and mutual funds also represent major sources of competition in raising deposits. In many cases, these competitors are also seeking to provide some or all of the community-oriented services as PSB Holdings'. With regard to lending competition, the Company encounters the most significant competition from the same institutions providing deposit services. In addition, the Company competes with mortgage companies, independent mortgage brokers, and credit unions in originating mortgage loans. Table 2.5 lists the Company's largest competitors in Windham County, based on deposit market share as noted parenthetically. As of June 30, 2003, the Company maintained a 15.1% market share of deposits in Windham County, which represented the 3rd largest market share of deposits in the county.

Table 2.5
PSB Holdings
Market Area Deposit Competitors

Location	Name
Windham County	SI Bancorp (17.3%) Bank of America Corp. (16.0%) Citizens National Bancorp (11.7%) PSB Holdings (15.1%) - Rank of 3

Sources: SNL Financial and FDIC.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of PSB Holdings' operations versus a group of comparable companies (the "Peer Group") selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of PSB Holdings is provided by these public companies. Factors affecting the Company's pro forma market value such as financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between PSB Holdings and the Peer Group, will then be used as a basis for the valuation of PSB Holdings' to-be-issued common stock.

Peer Group Selection

The mutual holding company form of ownership has been in existence in its present form since 1991. As of the date of this appraisal, there were approximately 20 publicly-traded institutions operating as subsidiaries of MHCs. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) guaranteed minority ownership interest, with no opportunity of exercising voting control of the institution in the MHC form of organization; (3) the potential impact of "second-step" conversions on the pricing of public MHC institutions; (4) the regulatory policies regarding the dividend waiver by MHC institutions; and (5) most MHCs have formed mid-tier holding companies, facilitating the ability for stock repurchases, thus improving the liquidity of the stock on an interim basis. We believe that each of these factors has an impact on the pricing of the shares of MHC institutions, and that such factors are not reflected in the pricing of fully-converted public companies.

Given the unique characteristics of the MHC form of ownership, RP Financial concluded that the appropriate Peer Group for PSB Holdings' valuation should be comprised of subsidiary institutions of mutual holding companies. The selection of publicly-traded mutual holding companies for the Company's Peer Group is consistent with the regulatory guidelines and other recently completed MHC transactions. Further, the Peer Group should be comprised of only those MHC institutions whose common stock is either listed on a national exchange or is NASDAQ listed, since the market for companies trading in this fashion is regular and reported. We believe non-listed MHC institutions are inappropriate for the Peer Group, since the trading activity for thinly-traded stocks is typically highly irregular in terms of frequency and price and may not be a reliable indicator of market value. We have excluded from the Peer Group those public MHC institutions that are currently pursuing a "second-step" conversion and/or companies whose market prices appear to be distorted by speculative factors or unusual operating conditions. MHCs which have recently completed a minority stock offering have been excluded as well, due to the lack of a seasoned trading history and insufficient quarterly financial data that includes the impact of the offering proceeds. The universe of all publicly-traded institutions is included as Exhibit III-1.

Basis of Comparison

This appraisal includes two sets of financial data and ratios for the Peer Group institutions. The first set of financial data reflects the actual book value, earnings, assets and operating results reported by the Peer Group institutions in its public filings inclusive of the minority ownership interest outstanding to the public. The second set of financial data, discussed at length in the following chapter, places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis through assuming the sale of the majority shares held by the MHCs in public offerings based on their current trading prices and standard assumptions for a thrift conversion offering. Throughout the appraisal, the adjusted figures will be specifically identified as being on a "fully-converted" basis. Unless so noted, the figures referred to in the appraisal will be actual financial data reported by the Peer Group institutions.

Both sets of financial data have their specific use and applicability to the appraisal. The actual financial data, as reported by the Peer Group companies and reflective of the minority interest outstanding, will be used in Chapter III to make financial comparisons between the Peer Group and the Company. The differences between the Peer Group's reported financial data and the financial data of PSB Holdings are not significant enough to distort the conclusions of the comparison (in fact, such differences are greater in a standard conversion appraisal). The adjusted financial data (fully-converted basis) will be more fully described and quantified in the pricing analysis discussed in Chapter IV. The fully-converted pricing ratios are considered critical to the valuation analysis in Chapter IV, because they place each Peer Group institution on a fully-converted basis (making their pricing ratios comparable to the pro forma valuation conclusion reached herein), eliminate distortion in pricing ratios between Peer Group institutions that have sold different percentage ownership interests to the public, and reflect the implied pricing ratios being placed on the Peer Group institutions in the market today to reflect the unique trading characteristics of publicly-traded MHC institutions.

PSB Holdings' Peer Group

Under ideal circumstances, the Peer Group would be comprised of ten publicly-traded Connecticut-based MHC institutions with capital, earnings, credit quality and interest rate risk comparable to PSB Holdings. However, given the limited number of publicly-traded institutions in the MHC form of ownership, the selection criteria was necessarily broad-based and not confined to a particular geographic market area. In light of the relatively small asset size of the Company, the selection criteria used for the Peer Group was the ten smallest publicly-traded MHCs in terms of asset size. The asset sizes of the Peer Group companies ranged from $95 million to $795 million. The universe of all publicly-traded MHC institutions, exclusive of institutions that have announced second-step conversions, is included as Exhibit III-2 and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies.

Unlike the universe of fully-converted publicly-traded thrifts, which includes approximately 203 companies, the universe of public MHC institutions is small, thereby reducing the prospects of a highly comparable Peer Group. Nonetheless, because the trading characteristics of public MHC institution shares are significantly different from those of fully-converted companies, public MHC institutions were the most appropriate group to consider as Peer Group candidates for this valuation. Relying solely on full stock public companies for the Peer Group would not capture the difference in current market pricing for public MHC institutions and thus could lead to distorted valuation conclusions. The federal regulatory agencies have previously concurred with this selection procedure of the Peer Group for MHC valuations. To account for differences between PSB Holdings and the MHC Peer Group in reaching a valuation conclusion, it will be necessary to make certain valuation adjustments. The following discussion addresses financial similarities and differences between PSB Holdings Federal and the Peer Group.

Table 3.1 on the following page lists key general characteristics of the Peer Group companies. Although there are differences among several of the Peer Group members, by and large they are well-capitalized and profitable institutions and their decision to reorganize in MHC form suggests a commonality of operating philosophy. Importantly, the trading prices of the Peer Group companies reflect the unique operating and other characteristics of public MHC institutions. While the Peer Group is not exactly comparable to PSB Holdings, we believe such companies form a good basis for the valuation of PSB Holdings, subject to certain valuation adjustments.

In aggregate, the Peer Group companies maintain a higher level of capitalization relative to the universe of all public thrifts (12.41% of assets versus 10.86% for the all public average), generate lower earnings on a return on average assets basis (0.61% ROAA versus 0.84% for the all public average), and generate a lower return on equity (4.93% ROE versus 9.10% for the all public average). The summary table below underscores the key differences, particularly in the average pricing ratios between full stock and MHC institutions (both as reported and on a fully-converted basis).

	All Publicly-Traded	***Peer Group Reported Basis***	***Fully Converted Basis (Pro Forma)***
Financial Characteristics (Averages)			
Assets ($Mil)	2,615	361	404
Equity/Assets (%)	10.86%	12.41%	22.61
Return on Assets (%)	0.84	0.61	0.66
Return on Equity (%)	9.10	4.93	2.94

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.1
Peer Group of Publicly-Traded Thrifts
June 3, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
WFD	Westfield Finl MHC of MA(46.5)	AMEX	Southwestern MA	Thrift	795 D	10	12-31	12/01	20.00	210
BCSB	BCSB Bankcorp MHC of MD (36.4)	OTC	Northeast MD	Thrift	731	16	09-30	07/98	14.85	88
ONFC	Oneida Fincl MHC of NY (42.2)	OTC	Central NY	Thrift	427	9	12-31	12/98	9.04	67
ALLB	Alliance Bank MHC of PA (20.0) (3)	OTC	Southeastern PA	Thrift	374 D	8	12-31	03/95	29.28	101
PBHC	Pathfinder BC MHC of NY (36.8)	OTC	Central NY	Thrift	278 D	6	12-31	11/95	15.50	39
GCBC	Green Co Bcrp MHC of NY (43.9)	OTC	Southeast NY	Thrift	275	6	06-30	12/98	30.30	62
JXSB	Jcksnville Bcp MHC of IL(46.3)	OTC	Central IL	Thrift	265	8	12-31	04/95	14.00	27
ROME	Rome Bncp Inc MHC of NY (38.9)	OTC	Central NY	Thrift	260	4	12-31	10/99	32.01	136
WCFB	Wbstr Cty Fed MHC of IA (39.0)	OTC	Central IA	Thrift	105	1	12-31	08/94	14.00	53
GOV	Gouverneur Bcp MHC of NY(42.5)	AMEX	Northern NY	Thrift	96	2	09-30	03/99	12.10	28

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

Date of Last Update: 06/03/04

	All Publicly-Traded	*Peer Group Reported Basis*	*Fully Converted Basis (Pro Forma)*
Pricing Ratios (Averages)(1)			
Price/Earnings (x)	17.29x	23.07x	25.37x
Price/Book (%)	152.21%	186.39%	95.38%
Price/Assets (%)	16.65	25.92	22.21

(1) Based on market prices as of May 21, 2004.

The following sections present a comparison of PSB Holdings' financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the figures reported by the Peer Group. The conclusions drawn from the comparative analysis are then factored into the valuation analysis discussed in the final chapter.

Financial Condition

Table 3.2 shows comparative balance sheet measures for PSB Holdings and the Peer Group. PSB Holdings' and the Peer Group's ratios reflect balances as of March 31, 2004, unless otherwise indicated for the Peer Group companies. PSB Holdings' net worth base of 9.6% was below the Peer Group's average net worth ratio of 12.4%. However, the Bank's pro forma capital position will increase with the addition of stock proceeds and will be comparable to or exceed the Peer Group's ratio following the conversion. Tangible equity-to-assets ratios for the Company and the Peer Group equaled 9.6% and 11.8%, respectively, as goodwill and intangibles maintained by the Peer Group equaled 0.6% of assets. The increase in PSB Holdings' pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Company's higher pro forma capitalization will also result in a relatively low return on equity. Both Putnam Savings' and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Peer Group's ratios currently exceeding the Bank's ratios. On a pro forma basis, the Bank's regulatory surpluses will likely be comparable to or more significant than indicated for the Peer Group.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of March 31, 2004

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
PSB Holdings, Inc.																				
March 31, 2004	1.8	42.6	52.7	78.1	11.6	0.0	9.6	0.0	9.6	0.0	4.93	-4.50	12.87	4.10	11.26	6.90	6.90	8.99	8.99	16.14
All Public Companies	5.0	23.8	66.7	67.3	19.9	0.8	10.7	0.6	10.1	0.0	8.32	6.36	9.10	6.78	16.27	4.71	4.69	9.39	9.31	16.33
State of CT	5.1	30.6	60.4	77.2	8.6	0.8	11.5	0.8	10.7	0.0	-2.86	-16.39	6.03	0.70	-9.52	10.24	12.08	9.40	10.98	19.61
Comparable Group Average	5.7	30.6	58.6	75.9	9.6	0.5	12.4	0.6	11.8	0.0	4.40	-0.37	4.49	3.10	20.16	1.04	1.15	12.57	11.72	19.15
Mid-Atlantic Companies	4.2	29.0	61.3	74.6	11.8	0.7	11.3	0.7	10.5	0.0	6.29	-3.29	8.79	4.79	15.75	1.18	1.22	11.15	11.15	20.62
Mid-West Companies	11.0	28.5	56.7	78.6	5.0	0.0	14.8	0.6	14.1	0.0	1.08	12.24	-6.59	0.54	25.74	1.81	2.26	19.65	13.14	13.25
Other Comparative Companies	5.7	46.3	43.4	79.5	4.0	0.0	15.7	0.0	15.7	0.0	-2.19	-5.19	-3.41	-3.60	35.45	-1.50	-1.50	0.00	0.00	0.00
Comparable Group																				
Mid-Atlantic Companies																				
ALLB Alliance Bank MHC of PA (20.0)(1)	4.1	34.7	55.9	73.4	16.5	0.0	9.4	0.0	9.4	0.0	1.65	-10.38	11.93	2.13	-0.36	-0.16	-0.16	NM	NM	NM
BCSB BCSB Bankcorp MHC of MD (36.1)	2.2	44.5	49.3	79.0	6.7	3.2	6.3	0.4	5.9	0.0	16.29	48.56	-5.72	6.77	NM	-0.14	0.00	7.43	7.43	16.43
GOV Gouverneur Bcp MHC of NY(42.5)	3.1	15.8	74.8	61.6	18.2	0.0	18.6	0.0	18.6	0.0	10.73	-36.26	29.21	7.46	37.80	2.69	2.69	17.90	17.90	32.50
GCBC Green Co Bcrp MHC of NY (43.6)	8.4	36.6	52.4	84.1	4.4	0.0	11.0	0.0	11.0	0.0	12.51	16.23	9.75	12.01	50.00	6.96	6.96	8.87	8.87	19.62
ONFC Oneida Fincl MHC of NY (44.4)	3.8	39.9	47.0	71.7	15.2	0.0	12.1	3.0	9.2	0.0	1.68	2.65	-0.03	3.12	-9.23	7.08	7.68	8.21	8.21	13.93
PBHC Pathfinder BC MHC of NY (35.2)(1)	3.1	21.4	68.5	74.4	14.7	1.8	7.8	1.7	6.2	0.0	-0.40	-10.39	4.33	1.16	-3.97	-6.22	-6.67	NM	NM	NM
ROME Rome Bncp Inc MHC of NY (39.5)	4.5	10.1	81.1	78.1	6.6	0.0	13.6	0.0	13.6	0.0	1.56	-33.41	12.09	0.90	20.26	-1.98	-1.98	13.34	13.34	NM
Mid-West Companies																				
JXSB Jcksnville Bcp MHC of IL(45.9)	4.1	41.9	48.2	89.7	0.7	0.0	7.9	1.2	6.8	0.0	2.47	20.70	-10.85	2.24	51.49	2.11	2.95	NM	6.62	13.25
WCFB Wbstr Cty Fed MHC of IA (39.1)	17.9	15.0	65.1	67.5	9.2	0.0	21.6	0.1	21.5	0.0	-0.30	3.79	-2.34	-1.16	0.00	1.52	1.57	19.65	19.65	NM
New England Companies																				
WFD Westfield Finl MHC of MA(47.0)(1)	5.7	46.3	43.4	79.5	4.0	0.0	15.7	0.0	15.7	0.0	-2.19	-5.19	-3.41	-3.60	35.45	-1.50	-1.50	NM	NM	NM

(1) Financial information is for the quarter ending December 31, 2003.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

The interest-earning asset compositions for the Company and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both PSB Holdings and the Peer Group. The Company's loans-to-assets ratio of 52.7% was less than the comparable Peer Group ratio of 58.6%. Comparatively, the Company's cash and investments-to-assets ratio of 44.4% exceeded the comparable ratio for the Peer Group of 36.3%, as the Company's higher ratio of investment securities more than offset the Peer Group's higher ratio of cash and cash equivalents. Overall, PSB Holdings' interest-earning assets amounted to 97.1% of assets, which exceeded the comparable Peer Group ratio of 94.9%.

PSB Holdings' funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group's funding composition. The Company's deposits equaled 78.1% of assets, which was slightly above the Peer Group's ratio of 75.9%. Similarly, borrowings accounted for a higher portion of the Company's interest-bearing funding composition, as indicated by borrowings-to-assets ratios of 11.6% and 10.1% for PSB Holdings and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Company and the Peer Group, as a percent of assets, equaled 89.7% and 86.0%, respectively. Following the increase in capital provided by the net proceeds of the stock offering, the Company's ratio of interest-bearing liabilities as a percent of assets will likely be less than the Peer Group's ratio.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Peer Group's IEA/IBL ratio is slightly stronger than the Company's ratio, based on IEA/IBL ratios of 110.4% and 108.3%, respectively. The additional capital realized from stock proceeds should serve to provide PSB Holdings with an IEA/IBL ratio that exceeds the Peer Group's ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. PSB Holdings' growth rates are based on annualized growth for the nine month period ended March 31, 2004, while the Peer Group's growth rates are based on annual growth for the twelve months ended March 31, 2004 or the most recent period available. PSB Holdings' assets increased at a 4.9% annualized rate, which approximated the Peer Group's asset growth rate of

4.4%. Asset growth for the Company was largely the result of loan growth, which was in part funded a decline in cash and investments. Asset growth for the Peer Group was realized through a combination of loan growth as well as growth of cash and investments.

A combination of deposits and borrowings were used by both the Company and the Peer Group to fund asset growth, with the Company's deposit and borrowing growth rates being above and below the respective Peer Group growth rates for deposits and borrowings. Capital growth rates posted by the Company and the Peer Group equaled 6.9% and 1.0%, respectively. Factors contributing to the Company's higher capital growth rate included its lower level of capital as well as retention of all of its earnings. Comparatively, despite recording a slightly higher return on assets than the Company, the Peer Group's capital growth rate was slowed by dividend payments as well as stock repurchases. The increase in capital realized from stock proceeds, as well as possible dividend payments and stock repurchases, will depress the Company's capital growth rate following the stock offering.

Income and Expense Components

Table 3.3 displays comparable statements of operations for the Company and the Peer Group, based on earnings for the twelve months ended March 31, 2004, unless otherwise indicated for the Peer Group companies. PSB Holdings and the Peer Group reported net income to average assets ratios of 0.58% and 0.61%, respectively. Higher levels of net interest income, non-interest operating income and net gains accounted for the Peer Group's higher return. The Company's earnings reflected comparative earnings advantages with respect to lower levels of operating expenses and loan loss provisions.

The Peer Group's stronger net interest margin was realized through maintenance of a higher interest income ratio and a lower interest expense ratio. The Peer Group's higher interest income ratio was realized through earning a higher yield on interest-earning assets (5.39% versus 5.16% for the Company), which was supported by the Peer Group's interest-earning asset composition that reflected a high concentration of loans than maintained by the Company. Interest expense ratios for the Company and the Peer Group equaled 1.99% and 1.90% of average assets, respectively. The Peer Group's lower interest expense ratio was supported by a lower cost of funds (2.21% versus 2.43% for the Company) and a lower level of interest-bearing

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Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2004

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
PSB Holdings, Inc.																			
March 31, 2004	0.58	4.88	1.99	2.89	0.02	2.87	0.00	0.00	0.47	0.47	2.55	0.00	0.02	0.00	5.16	2.43	2.73	3,509	28.87
All Public Companies	0.82	4.12	1.12	3.00	0.16	2.84	0.05	0.00	0.57	0.62	2.45	0.02	-3.65	0.01	4.27	1.31	2.96	4,673	33.54
State of CT	0.92	3.66	1.14	2.52	0.08	2.43	0.15	0.00	0.71	0.86	2.37	0.02	**.**	0.57	3.25	1.09	2.16	3,628	33.37
Comparable Group Average	0.61	5.14	1.90	3.23	0.16	3.07	0.03	0.00	0.65	0.68	2.91	0.01	0.07	0.00	5.39	2.21	3.18	3,471	27.67
Mid-Atlantic Companies	0.62	5.23	1.87	3.36	0.14	3.22	0.02	0.00	0.75	0.77	3.15	0.02	0.04	0.00	5.51	2.15	3.36	3,295	23.05
Mid-West Companies	0.67	5.17	2.10	3.08	0.29	2.79	0.08	-0.01	0.47	0.54	2.45	0.02	0.18	0.00	5.38	2.52	2.86	3,209	35.88
Other Comparable Companies	0.45	4.40	1.71	2.69	0.09	2.60	0.01	0.00	0.32	0.00	2.18	0.00	0.05	0.00	4.59	2.04	2.55	5,232	43.57
Comparable Group																			
Mid-Atlantic Companies																			
ALLB Alliance Bank MHC of PA (20.0)(1)	0.58	5.31	2.26	3.05	0.13	2.92	0.01	0.04	0.32	0.36	2.68	0.00	0.00	0.00	5.60	2.52	3.08	4,739	3.31
BCSB BCSB Bankcorp MHC of MD (36.1)	0.06	4.70	2.36	2.34	0.18	2.16	0.03	0.01	0.17	0.21	2.33	0.01	0.04	0.00	4.86	2.62	2.25	4,176	2.35
GOV Gouverneur Bcp MHC of NY(42.5)	0.83	5.73	1.86	3.87	0.10	3.77	0.00	-0.05	0.35	0.30	2.81	0.00	0.07	0.00	5.96	2.36	3.60	3,094	37.79
GCBC Green Co Bcrp MHC of NY (43.6)	1.03	5.05	1.36	3.69	0.06	3.63	0.00	0.00	1.04	1.04	3.18	0.00	-0.01	0.00	5.18	1.54	3.64	3,231	31.23
ONFC Oneida Fincl MHC of NY (44.4)	0.70	4.78	1.82	2.96	0.13	2.83	0.00	0.00	2.36	2.36	4.44	0.02	0.21	0.00	5.28	2.08	3.19	2,771	25.41
PBHC Pathfinder BC MHC of NY (35.2)(1)	0.59	5.42	2.11	3.31	0.21	3.10	0.10	0.03	0.52	0.65	3.09	0.08	0.22	0.00	5.83	2.34	3.50	2,673	26.68
ROME Rome Bncp Inc MHC of NY (39.5)	0.56	5.61	1.33	4.28	0.16	4.12	0.00	0.00	0.48	0.48	3.50	0.00	-0.25	0.00	5.86	1.58	4.28	2,382	34.61
Mid-West Companies																			
JXSB Jcksnville Bcp MHC of IL(45.9)	0.23	4.79	2.05	2.73	0.58	2.15	0.15	-0.01	0.58	0.72	2.82	0.03	0.35	0.00	5.08	2.26	2.82	2,368	35.94
WCFB Wbstr Cty Fed MHC of IA (39.1)	1.11	5.56	2.14	3.42	0.00	3.42	0.00	0.00	0.37	0.37	2.07	0.01	0.02	0.00	5.67	2.77	2.89	4,051	35.82
New England Companies																			
WFD Westfield Finl MHC of MA(47.0)(1)	0.45	4.40	1.71	2.69	0.09	2.60	0.01	0.00	0.32	0.33	2.18	0.00	0.05	0.00	4.59	2.04	2.55	5,232	43.57

(1) Financial information is for the quarter ending December 31, 2003.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

liabilities funding assets. Overall, PSB Holdings and the Peer Group reported net interest income to average assets ratios of 2.89% and 3.23%, respectively.

In another key area of core earnings strength, the Peer Group maintained a higher level of operating expenses than the Company. For the period covered in Table 3.3, the Company and the Peer Group reported operating expense to average assets ratios of 2.55% and 2.92%, respectively. The Company's lower operating expense ratio was achieved despite maintaining a comparable number of employees as the Peer Group relative to their respective asset sizes. Assets per full time equivalent employee equaled $3.5 million for the both the Company and the Peer Group. On a post-offering basis, the Company's operating expenses can be expected to increase with the addition of stock benefit plans and certain expenses that result from being a publicly traded company, with such expenses already impacting the Peer Group's operating expenses. At the same time, PSB Holdings' capacity to leverage operating expenses will be comparable to or greater than the Peer Group's leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Company's and the Peer Group's earnings strength were comparable. Expense coverage ratios posted by PSB Holdings and the Peer Group equaled 1.13x and 1.11x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

Sources of non-interest operating income provided a larger contribution to the Peer Group's earnings, with such income amounting to 0.68% and 0.47% of the Peer Group's and PSB Holdings' average assets, respectively. Taking non-interest operating income into account in comparing the Company's and the Peer Group's earnings, PSB Holdings' efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 75.9% was slightly less favorable than the Peer

Group's efficiency ratio of 74.4%. The Peer Group's more favorable efficiency ratio was realized through earning a higher level of non-interest operating income and maintaining a higher net interest income ratio, which more than Company's lower operating expense ratio.

Loan loss provisions had a larger impact on the Peer Group's earnings, with loss provisions established by PSB Holdings and the Peer Group equaling 0.02% and 0.16% of average assets, respectively. The higher level of loss provisions established by the Peer Group was consistent with its greater degree of diversification into higher risk types of lending (see Table 3.4), as well as the Peer Group's higher ratio of total loans-to-assets.

Net gains realized from the sale of assets were a slightly larger contributor to the Peer Group's earnings, with such gains amounting to 0.07% and 0.02% of average assets for the Peer Group and PSB Holdings, respectively. Given the generally non-recurring nature of gains and losses resulting from the sale of loans, investments and other assets, the net gains reflected in the Company's and the Peer Group's earnings will be discounted in evaluating the relative strengths and weaknesses of their respective earnings. Extraordinary items were not a factor in either the Company's or the Peer Group's earnings.

Taxes had a slightly larger impact on the Company's earnings, as PSB Holdings and the Peer Group posted effective tax rates of 28.9% and 27.7%, respectively.

Loan Composition

Table 3.4 presents data related to the Company's and the Peer Group's loan portfolio compositions and investment in mortgage-backed securities. The Company's loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans and mortgage-backed securities than maintained by the Peer Group (59.3% versus 47.4% for the Peer Group). The Company's higher ratio was attributable to maintaining higher concentrations of both 1-4 family loans and mortgage-backed securities relative to the comparable Peer Group ratios. Loans serviced for others equaled 11.3% and 10.0% of the Company's and the Peer Group's assets, respectively, thereby indicating a comparable influence of mortgage banking activities on their respective operations. The Peer Group's balance of loans serviced for others translated into a modest balance of servicing intangibles, versus a zero balance for the Company.

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Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of March 31, 2004

Institution	Portfolio Composition as a Percent Assets								
	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
PSB Holdings, Inc.	18.78	40.55	1.52	9.19	1.38	0.40	58.90	28,473	0
All Public Companies	12.61	36.68	4.79	15.87	4.19	3.88	60.33	716,660	6,959
State of CT	12.91	30.58	2.25	11.12	4.35	5.12	58.14	93,958	644
Comparable Group Average	11.73	35.64	1.21	11.05	5.56	4.84	56.12	36,007	182
Comparable Group									
ALLB Alliance Bank MHC of PA (20.0)(1)	6.68	23.21	2.44	28.73	1.00	1.50	59.88	3,200	0
BCSB BCSB Bankcorp MHC of MD (36.1)	17.85	28.81	1.27	7.46	11.29	0.64	45.96	22,195	0
GOV Gouverneur Bcp MHC of NY(42.5)	9.27	55.49	0.16	4.03	9.71	4.08	57.14	0	0
GCBC Green Co Bcrp MHC of NY (43.6)	22.93	41.22	1.30	4.98	1.67	1.97	47.51	0	0
JXSB Jcksnville Bcp MHC of IL(45.9)	2.86	24.22	1.97	7.52	4.52	7.93	53.99	159,542	1,148
ONFC Oneida Fincl MHC of NY (44.4)	12.14	21.83	0.02	8.18	9.21	8.26	60.01	91,404	336
PBHC Pathfinder BC MHC of NY (35.2)(1)	10.14	49.23	1.57	11.11	1.41	5.25	61.42	47,600	257
ROME Rome Bncp Inc MHC of NY (39.5)	1.29	40.56	1.62	19.35	11.26	7.89	75.88	4,327	0
WCFB Wbstr Cty Fed MHC of IA (39.1)	1.54	57.27	1.38	3.57	2.69	0.74	44.63	0	0
WFD Westfield Finl MHC of MA(47.0)(1)	32.63	14.54	0.38	15.62	2.83	10.12	54.79	31,800	76

(1) Financial information is for the quarter ending December 31, 2003.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Diversification into higher risk types of lending was more significant for the Peer Group companies on average. Commercial real estate/multi-family loans represented the most significant area of lending diversification for the Peer Group (11.1% of assets), followed by commercial business loans (5.6% of assets). The Company's lending diversification consisted primarily of commercial real estate/multi-family loans and construction/land loans, with those portfolios equaling 9.2% and 1.5% of assets, respectively. Construction/land loans accounted for the only lending area where the Company maintained a greater degree of lending diversification than the Peer Group. Notwithstanding the Peer Group's more significant diversification into higher risk types of lending, the Company maintained a slightly higher risk-weighted assets-to-assets ratio than maintained by the Peer Group (58.90% versus 56.12% for the Peer Group).

Interest Rate Risk

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group companies. In terms of balance sheet composition, PSB Holdings' interest rate risk characteristics were considered to be slightly less favorable than the Peer Group's. Most notably, PSB Holdings' lower tangible capital position and lower IEA/IBL ratio indicate a greater dependence on the yield-cost spread to sustain the net interest margin. However, a lower level of non-interest earning assets represented an advantage for the Company with respect to capacity to generate net interest income and, in turn, limit the interest rate risk associated with the balance sheet. On a pro forma basis, the infusion of stock proceeds should provide the Company with comparable or slightly more favorable balance sheet interest rate risk characteristics than currently maintained by the Peer Group, particularly with respect to the increases that will be realized in Company's equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for PSB Holdings and the Peer Group. In general, the was a slightly greater degree of volatility reflected in the quarterly changes in the Company's net interest income ratios, based on the interest rate environment that prevailed during the period covered in Table 3.5. However, the stability of the Company's net

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Table 3.5
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of March 31, 2004 or Most Recent Date Available

		Balance Sheet Measures			Quarterly Change in Net Interest Income					
Institution		Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	03/31/04	12/31/03	09/30/03	06/30/03	03/31/03	12/31/02
					(change in net interest income is annualized in basis points)					
PSB Holdings, Inc.		9.6	108.2	2.9	1	19	18	-30	-2	9
All Public Companies		10.0	107.8	4.4	1	7	-5	-8	-7	-2
State of CT		10.7	111.3	3.8	-11	15	-2	4	-8	-6
Comparable Group Average		11.8	110.7	5.1	4	7	-7	-17	-4	0
Comparable Group										
ALLB	Alliance Bank MHC of PA (20.0)(1)	9.4	105.4	5.3	NA	-3	26	-22	-9	23
BCSB	BCSB Bankcorp MHC of MD (36.1)	5.9	108.0	4.0	-17	3	-35	-35	-3	9
GOV	Gouverneur Bcp MHC of NY(42.5)	18.6	117.3	6.3	-7	22	1	-16	22	-46
GCBC	Green Co Bcrp MHC of NY (43.6)	11.0	110.1	2.6	8	13	1	-11	4	-5
JXSB	Jcksnville Bcp MHC of IL(45.9)	6.8	104.2	5.8	19	19	-17	-29	-1	-13
ONFC	Oneida Fincl MHC of NY (44.4)	9.2	104.3	9.3	8	-5	-6	0	-5	7
PBHC	Pathfinder BC MHC of NY (35.2)(1)	6.2	102.4	6.9	NA	16	-16	-10	6	3
ROME	Rome Bncp Inc MHC of NY (39.5)	13.6	113.1	4.2	16	-17	-5	-14	-16	53
WCFB	Wbstr Cty Fed MHC of IA (39.1)	21.5	127.7	2.0	2	-2	-0	-20	-30	-17
WFD	Westfield Finl MHC of MA(47.0)(1)	15.7	114.1	4.6	NA	27	-17	-14	-12	-15

(1) Financial information is for the quarter ending December 31, 2003.
NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

interest margin should be enhanced by the infusion of stock proceeds, since interest rate sensitive liabilities will be funding a lower portion of the Company's assets.

Credit Risk

Overall, the credit risk associated with the Company's loan portfolio was considered to be slightly less than the Peer Group's, as implied by the Company's more favorable credit quality measures for non-performing loans and less significant diversification into higher risk types of lending. As shown in Table 3.6, PSB Holdings' ratio of non-performing assets and accruing loans that are more than 90 days past due as a percent of assets was less than the comparable Peer Group ratio (0.32% versus 0.61% for the Peer Group). Likewise, PSB Holdings' non-performing loans-to-loans ratio, which does not include accruing loans that are more than 90 days past due, was lower than the Peer Group's ratio (0.56% versus 0.71% for the Peer Group). The Company's credit risk exposure was also considered to be more favorable with respect to the less significant impact of net charge-offs recorded for the twelve month period, as net loan charge-offs equaled 0.06% and 0.15% of net loans receivable for the Company and the Peer Group, respectively. However, the greater credit risk exposure implied by the Peer Group's less favorable credit quality measures was somewhat offset by the Peer Group's maintenance of stronger reserve ratios, as the Peer Group maintained a higher level of loss reserves as a percent of non-performing assets and accruing loans that are more than 90 days past due (175.0% versus 159.2% for the Company) and a slightly higher level of reserves as a percent of loans (1.01% versus 0.96% for the Company).

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of PSB Holdings. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

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Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.6
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of March 31, 2004 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
PSB Holdings, Inc.	0.00	0.32	0.56	0.96	169.88	159.22	74	0.06
All Public Companies	0.12	0.64	0.78	1.02	212.11	191.14	254	0.14
State of CT	0.00	0.25	0.32	1.14	265.71	288.52	1,086	0.16
Comparable Group Average	0.17	0.61	0.71	1.01	178.03	174.99	86	0.15
Comparable Group								
ALLB Alliance Bank MHC of PA (20.0)(1)	1.08	1.61	NA	1.14	NA	39.34	91	0.00
BCSB BCSB Bankcorp MHC of MD (36.4)	0.03	0.17	0.29	0.67	233.40	198.45	223	0.25
GOV Gouverneur Bcp MHC of NY(42.5)	0.20	0.86	0.87	0.94	107.78	82.50	9	0.05
GCBC Green Co Bcrp MHC of NY (43.9)	0.00	0.15	0.28	0.85	299.27	299.27	21	-0.01
JXSB Jcksnville Bcp MHC of IL(46.3)	0.23	1.20	1.90	1.70	89.71	69.14	140	0.44
ONFC Oneida Fincl MHC of NY (42.2)	0.05	0.10	0.11	1.09	NA	518.96	75	0.15
PBHC Pathfinder BC MHC of NY (36.8)(1)	0.00	NA	NA	0.95	NA	NA	128	0.27
ROME Rome Bncp Inc MHC of NY (38.9)	0.08	0.54	NA	0.88	NA	133.60	48	0.09
WCFB Wbstr Cty Fed MHC of IA (39.0)	0.07	0.46	NA	0.52	NA	73.65	28	0.16
WFD Westfield Finl MHC of MA(46.5)(1)	0.00	0.37	0.82	1.31	159.99	159.99	93	0.10

(1) Financial information is for the quarter ending December 31, 2003.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine PSB Holdings' estimated pro forma market value for purposes of pricing the minority stock. The valuation incorporates the appraisal methodology promulgated by the OTS and adopted in practice by the FDIC for standard conversions and mutual holding company offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Company and the Peer Group, and determination of the Company's pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution. The FDIC, state banking agencies and other Federal agencies have endorsed the OTS appraisal guidelines as the appropriate guidelines involving mutual-to-stock conversions. As previously noted, the appraisal guidelines for MHC offerings is somewhat different, particularly in the Peer Group selection process. Specifically, the regulatory agencies have indicated that the Peer Group should be based on the pro forma fully-converted pricing characteristics of publicly-traded MHCs, rather than on already fully-converted publicly-traded stock thrifts, given the unique differences in stock pricing of MHCs and fully-converted stock thrifts. Pursuant to this methodology: (1) a peer group of comparable publicly-traded MHC institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) the pro forma market value of the subject company is determined based on the market pricing of the peer group, subject to certain valuation adjustments based on key differences. In addition, the pricing characteristics of recent conversions and MHC offerings must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed conversions and stock offerings of comparable MHCs, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses, based on either the Peer Group or the recent conversions and MHC transactions, cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the MHC process, RP Financial will: (1) review changes in the Company's operations and financial condition; (2) monitor the Company's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending MHC offerings, and to a lesser extent, standard conversion offerings, both regionally and nationally. If material changes should occur prior to close of the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including PSB Holdings' value, the market value of the stocks of public MHC institutions, or PSB Holdings' value alone. To the extent a change in factors impacting the

Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of PSB Holdings coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial strength are noted as follows:

- Overall A/L Composition. Loans funded by retail deposits were the primary components of both PSB Holdings' and the Peer Group's balance sheets. The Peer Group's interest-earning asset composition exhibited a higher concentration of loans and the Peer Group's loan portfolio composition reflected a greater degree of diversification into higher risk and higher yielding types of loans. Despite the Peer Group's more notable diversification into higher risk types of loans, the Company maintained a slightly higher risk weighted assets-to-assets ratio than the Peer Group. PSB Holdings' funding composition reflected similar concentrations of deposits and borrowings relative to the Peer Group's ratios. Overall, as a percent of assets, the Company maintained a higher level of interest-earning assets and a higher level of interest-bearing liabilities than indicated for the Peer Group, which resulted in a slightly lower IEA/IBL ratio for the Company. The infusion of stock proceeds should serve to increase the Company's IEA/IBL ratio and, thus, eliminate the comparative advantage currently indicated in the Peer Group's IEA/IBL ratio. For valuation purposes, RP Financial concluded no adjustment was warranted for the Company's overall asset/liability composition.

- Credit Quality. The Company maintained lower ratios of non-performing assets-to-assets and non-performing loans-to-loans. Reserve coverage ratios were stronger for the Peer Group, both as a percent of loans and as a percent of non-performing loans. Net loan charge-offs were slightly higher for the Peer Group, while the Company maintained a slightly higher risk weighted assets-to-assets ratio. Overall, in comparison to the Peer Group, the Company's measures imply a lower degree of credit exposure and, thus, RP Financial concluded that a slight upward adjustment was warranted for the Company's credit quality.

- Balance Sheet Liquidity. The Company operated with a higher level of cash and investment securities relative to the Peer Group (44.4% of assets versus 36.3% for the Peer Group). PSB Holdings' future borrowing capacity was considered to be comparable to the Peer Group's, in light of the similar level of borrowings that were maintained by the Company and the Peer Group. Overall, balance sheet liquidity for the Company and the Peer Group were not viewed as being materially different and, thus, RP Financial concluded that no adjustment was warranted for the Company's balance sheet liquidity.

- Funding Liabilities. Retail deposits and borrowings comprised a similar portion of the Company's and the Peer Group's respective funding compositions. The Company's overall funding composition provided for a slightly higher cost of funds than maintained by the Peer Group. In total, the Company maintained a higher level of interest-bearing liabilities than the Peer Group, which was attributable to PSB Holdings' lower capital position. Following the stock offering, the increase in the Company's capital position should provide PSB Holdings' with a comparable or lower level of interest-bearing liabilities than maintained by the Peer Group. Overall, RP Financial concluded that no adjustment was warranted for PSB Holdings' funding composition.

- Capital. The Peer Group operates with a higher equity-to-assets ratio than the Company. However, following the stock offering, PSB Holdings' pro forma capital position will likely exceed the Peer Group's equity-to-assets ratio. The Company's higher pro forma capital position will result in greater leverage potential and reduce the level of interest-bearing liabilities utilized to fund assets. At the same time, the Company's more significant capital surplus will likely result in a depressed ROE. Overall, RP Financial concluded that a slight upward adjustment was warranted for the Company's pro forma capital position.

On balance, PSB Holdings' balance sheet strength was considered to be slightly more favorable than Peer Group's, as implied by the Company's slightly more favorable credit quality and slightly stronger pro forma capital position. Accordingly, we concluded that a slight upward valuation adjustment was warranted for the Company's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Company reported slightly lower earnings on a ROAA basis (0.58% of average assets versus 0.61% for the Peer Group). Higher levels of net interest income and non-interest operating income supported the Peer Group's higher return, which was largely offset by the Company's lower level of loss provisions and operating expenses. A lower effective tax rate and higher net gains also represented modest earnings advantages for the Peer Group. Reinvestment and leveraging of the net stock proceeds should enhance returns for the Company, but the pick-up in earnings will be somewhat offset by the increase in operating expenses that will result from the implementation of the stock benefit plans and expenses related to operating as a publicly-traded company with shareholders to report to. Overall, the Company's and the Peer Group's reported earnings were considered to be fairly comparable and, thus, RP Financial concluded that no adjustment was appropriate for the Company's reported earnings.

- Core Earnings. The Company's and the Peer Group's earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. In these measures, the Company operated with a lower net interest margin, a lower operating expense ratio and a lower level of non-interest operating income. The Company's lower net interest margin and lower level of operating expenses translated into an expense coverage ratio that was comparable to the Peer Group's ratio (1.13x versus 1.11x for the Peer Group). PSB Holdings' efficiency ratio of 75.9% was also comparable to the Peer Group's efficiency ratio of 74.4%. Loss provisions had a larger impact on the Peer Group's earnings, which was consistent with the Peer Group's slightly less favorable credit quality measures and greater diversification into higher risk types of lending. Overall, these measures, as well as the expected earnings benefits the Company should realize from the redeployment of stock proceeds into interest-earning assets, which will somewhat be negated by expenses associated with the stock benefit plans and operating as a publicly-traded company, indicate that the Company's and the Peer Group's core are fairly comparable. Therefore, RP Financial concluded that no adjustment was necessary for core earnings.

- Interest Rate Risk. Quarterly changes in the Company's and the Peer Group's net interest income to average assets ratios indicated that a slightly higher degree of volatility was associated with the Company's net interest margin. The Peer Group's stronger capital and IEA/IBL ratios, partially offset by the Company's lower level of non-interest earning assets, implied a lower dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the Company's capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and should eliminate the current advantages indicated for the Peer Group's ratios. Overall, RP Financial concluded that the interest rate risk associated with the Company's earnings was comparable to the Peer Group's earnings interest rate risk exposure and no valuation adjustment was necessary for this factor.

- Credit Risk. Loan loss provisions were a larger factor in the Peer Group's earnings, as only a modest amount of loss provisions were established by the Company for the twelve months ended March 31, 2004. In terms of future exposure to credit quality related losses, the Company's and the Peer Group's credit quality measures generally implied a comparable degree of earnings credit risk exposure. In particular, the lower earnings credit risk associated with the Company's lower ratios of non-performing assets and non-performing loans was considered to be offset by the lower earnings credit risk associated with the Peer Group's stronger reserve coverage ratios as a percent of loans and non-performing loans. Overall, RP Financial concluded that no adjustment was warranted for this factor.

- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Company's and the Peer Group's recent historical balance sheet growth was comparable. Second, the infusion of stock proceeds will increase the Company's earnings growth potential with respect to leverage capacity, as the Company's pro forma leverage capacity should be comparable to or greater than the Peer Group's. Lastly, the Peer Group's more diversified operations into areas that generate non-interest operating income provides greater earnings growth potential and sustainability of earnings during periods when net interest margins come under pressure as the result of higher interest rates. Overall, the Company's earnings growth potential appears to be comparable to the Peer Group's, and, thus, we concluded that no adjustment was warranted for this factor.

- Return on Equity. As the result of the increase in capital that will be realized from the infusion of net stock proceeds, the Company's return on equity will be below the comparable averages for the Peer Group and all publicly-traded thrifts. In view of the lower capital growth rate that will be imposed by PSB Holdings' lower ROE, we concluded that a slight downward adjustment was warranted for the Company's ROE.

Overall, no adjustment was applied for the Company's profitability, growth and viability of earnings.

3. Asset Growth

PSB Holdings' asset growth rate was similar to the Peer Group's during the period covered in our comparative analysis (4.9% versus 4.4% for the Peer Group). Additionally, both the Company's and the Peer Group's asset growth was realized through growth of loans, as opposed to lower yielding cash and investments. On a pro forma basis, the Company's tangible equity-to-assets ratio will be above the Peer Group's tangible equity-to-assets ratio, indicating greater leverage capacity for the Company. On average, the demographic characteristics of the Company's primary market area were considered to be comparable to the markets served by the Peer Group companies with respect to supporting lending and deposit growth opportunities. On balance, we concluded that a slight upward adjustment was warranted for this factor.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. PSB Holdings' primary market area for loans and deposits is considered to be Windham County, where the main office and all of its branches are located. Windham County has experienced growth in population and household income since 2000, with such growth being comparable to the Connecticut growth rates but lower than the U.S. growth rates. Household and per capita income measures for Windham County were less than Connecticut measures, reflecting the more rural characteristics of the Company's market area.

Overall, the markets served by the Peer Group companies were viewed as being comparable with respect to supporting growth opportunities. Windham County's population growth was stronger than the markets served by the Peer Group companies, but, on average, the Peer Group companies serve more populous markets than Windham County. Per capita income for the markets served by the Peer Group companies was on average comparable to Windham County's per capita income. The average deposit market share maintained by the Peer Group companies was comparable to the Company's market share of deposits in Windham County. In general, the degree of competition faced by the Peer Group companies was viewed as being comparable to the Company's competitive environment. Summary demographic and deposit market share data for the Company and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, March 2004 unemployment rates for the majority of the markets served by the Peer Group companies were higher than the unemployment rate reflected for Windham County. On balance, we concluded that no adjustment was appropriate for the Company's market area.

Table 4.1
Market Area Unemployment Rates
PSB Holdings, Inc. and the Peer Group Companies(1)

	County	March 2004 Unemployment
PSB Holdings - CT	Windham	6.0%
The Peer Group		
Alliance Bank MHC – PA	Delaware	5.0%
BCSB Bankcorp MHC – MD	Baltimore	4.3
Gouverneur Bancorp MHC - NY	St. Lawrence	10.4
Greene Co. Bancorp MHC - NY	Greene	6.3
Jacksonville SB MHC - IL	Morgan	6.0
Oneida Financial MHC – NY	Madison	7.9
Pathfinder Bancorp MHC - NY	Oswego	10.2
Rome Bancorp MHC - NY	Oneida	6.2
Westfield Financial Group MHC- MA	Hampden	6.7
Webster City Fed Bancorp MHC – IA	Hamilton	4.1

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

At this time the Company has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.00% to 4.86%. The average dividend yield on the stocks of the Peer

Group institutions equaled 2.59% as of May 21, 2004. As of May 21, 2004, approximately 89% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.18%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

Our valuation adjustment for dividends for PSB Holdings also considered the regulatory policy with regard to waiver of dividends by the MHC. Under current policy, any waiver of dividends by an FDIC regulated MHC requires that the minority stockholders' ownership interest be reduced in a second-step conversion to reflect the cumulative waived dividend account. Comparatively, no adjustment for waived dividends is required for OTS regulated companies in a second-step conversion. As an MHC operating under OTS regulation, the Company will be subject to the same regulatory dividend policy as a large majority of the Peer Group companies (nine of the Peer Group companies operate under OTS regulation). Accordingly, we believe that to the extent PSB Holdings' pro forma market value would be influenced by the OTS' dividend policy regarding MHC institutions, it has been sufficiently captured in the pricing of the Peer Group companies.

While the Company has not established a definitive dividend policy prior to converting, the Company will have the capacity to pay a dividend comparable to the Peer Group's average dividend yield based on pro forma earnings and capitalization. On balance, we concluded that no adjustment was warranted for purposes of the Company's dividend policy.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. Eight of the Peer Group members trade on the NASDAQ system and two of the Peer Group members trade on the AMEX. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies, based on the shares issued and outstanding to public shareholders (i.e., excluding the majority ownership interest owned by the respective MHCs) ranged from $11.8 million to $97.5 million as of May 21, 2004, with average and median market values of $31.7 million and $24.0 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 688,000 to 4.9 million, with average and median shares outstanding of 1.8 million and 1.2 million, respectively. The Company's minority stock offering is expected to have a pro forma market value that is comparable to the Peer Group average, while public shares outstanding for the Company is expected to be in the upper end of the range of shares outstanding maintained by the individual Peer Group companies. Like the majority of the Peer Group companies, the Company's stock will be quoted on the NASDAQ National Market System following the stock offering. Overall, we anticipate that the Company's public stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7. Marketing of the Issue

Three separate markets exist for thrift stocks: (1) the after-market for public companies, both fully-converted stock companies and MHCs, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; and (3) the thrift acquisition market. All three of these markets were considered in the valuation of the Company's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. The broader stock market sustained a positive trend through the second half of May and into early-June 2003, as the Dow Jones Industrial Average ("DJIA") moved above 9000 on investor optimism that low interest rates, the tax-cut plan and improving consumer confidence would boost the economy. After experiencing a mild set back following an earnings warning from Motorola and news of a shake-up in Freddie Mac's top management due to accounting concerns, the stock market recovered in mid-June on growing expectations that the Federal Reserve would cut rates further to stimulate the economy. Stocks eased lower at the close of the second quarter largely on profit taking.

The broader stock market surged higher at the beginning of the third quarter of 2003 on growing optimism about the economy and the sustainability of the bull market. The NASDAQ posted a 14-month high in early-July, before declining slightly on profit taking and disappointing economic data related to an increase in jobless claims. Generally upbeat second quarter earnings and more signs of an economic upturn provided for a positive trend in the broader stock market in mid- and late-July, as the DJIA posted its fifth straight monthly gain. Economic data that showed a strengthening economy, particularly in the manufacturing sector, sustained the upward momentum in stocks through August and into-early September, as the DJIA and NASDAQ posted respective 14-month and 16-month highs. Stocks retreated following the release of August employment data which showed further job losses, but then recovered in mid-September as the Federal Reserve indicated that it would not raise rates in the near term. Weaker than expected numbers for consumer confidence and manufacturing activity pulled the boarder market lower at the close of the third quarter, which ended a streak of six monthly gains in the DJIA.

Comparatively, at the start of the fourth quarter stocks showed renewed strength, as optimism about third quarter earnings and employment data for September provided a boost to stocks. In mid-October, the DJIA and the NASDAQ hit 16- and 19-month highs, respectively, primarily on the basis of some favorable third quarter earnings reports. The broader stock market rally cooled in mid-October, as the result of profit taking and the posting of some less favorable third quarter earnings by some of the bellwether technology and manufacturing stocks. Indications that the economic recovery was gaining momentum, including an annualized GDP growth rate of 8.2% in the third quarter, as well as the Federal Reserve's statement that it would not raise its target interest rates for a considerable period, supported a stock market rally during late-October and into early-November. Despite upbeat economic news, including employment data that showed the size of the U.S. workforce increased in October, stocks edged lower in mid-November on profit taking and concerns over increased terrorism in the Middle East. In late-November and early-December 2003, positive economic news such as improved third quarter corporate profits and a strong start to the Christmas shopping season provided a boost to stocks. Stocks continued to move higher at the close of 2003, as key sectors of the economy continued to show signs of strengthening.

Year end momentum in the stock market was sustained at the beginning of 2004, reflecting generally favorable fourth quarter earnings and an increase in consumer confidence. Profit taking and slower than expected GDP growth in the fourth quarter of 2003 caused stocks to falter in late-January. However, aided by January employment data that showed jobs were added and a decline in the national unemployment rate to 5.6%, the broader stock market moved higher during the first half of February. Stocks generally declined during the balance of February and during the first half of March, reflecting valuation concerns following a year of strong gains and weaker than expected job growth during February. Concerns about terrorism and higher oil prices caused stocks to tumble in late-March, before rebounding at the close of the first quarter on more attractive fundamentals and optimism about first quarter earnings.

Stocks moved higher in early April 2004, as investors reacted favorably to a strong employment report for March. For the balance of April trading in the broader market produced uneven results, as generally favorable first quarter earnings and strong economic data weighed against the growing threat of inflation and higher interest rates. The DJIA closed below 10000 for the first time in 2004 in the second week of May, as strong job growth during April raised expectations of a rate increase by the Federal Reserve. The downward trend in stocks prevailed through most of May, on concerns about higher oil prices, violence in the Middle East and higher interest rates. As an indication of the general trends in the nation's stock markets over the past year, as of May 21, 2004, the DJIA closed at 9966.74 an increase of 15.9% from one year ago and a decline of 4.7% year-to-date, and the NASDAQ closed at 1912.09, an increase of 26.6% from one year ago and a decline of 4.6% year-to-date. The Standard & Poors 500 Index closed at 1093.56 on May 21, 2004 an increase of 17.2% from one year ago and a decline of 1.7% year-to-date.

The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have appreciated in conjunction with the broader market. Thrift stocks participated in the broader stock market rally in late-May and the first half of June 2003, largely on the basis of recent deal activity in the thrift sector and some favorable economic data. Freddie Mac's management shake-up had a negative ripple effect throughout the thrift sector, but the pullback was only temporary as thrift issues recovered in conjunction with the broader stock market. Profit taking pulled the thrift sector lower in late-June. However, thrift issues recovered modestly at the close of the second quarter, which was supported by merger speculation following New York Community Bancorp's announced acquisition of Roslyn Bancorp.

The rally in the broader stock market combined with acquisition speculation in certain regional markets lifted thrift issues higher at the beginning of the third quarter of 2003. Thrift issues traded in a narrow range through most of July, reflecting mixed earnings in the sector. Higher mortgage rates and strength in technology stocks pushed thrift stocks lower in early-August, as investors rotated into sectors that were expected to benefit the most from an economic recovery. After edging higher in mid-August, thrift stocks eased lower at the end of August on expectations that interest rates would continue to move higher as the economic recovery gained momentum. Merger activity and acquisition speculation in the thrift sector provided a boost to thrift prices in early-September. After easing lower into mid-September on data that showed a slow down in refinancing activity, thrift stocks strengthened following the Federal Reserve's decision to leave interest rates unchanged at its mid-September meeting.

After following the broader stock market lower in late-September 2003, thrift issues posted solid gains at the beginning of the fourth quarter. A rally in the broader stock market and acquisition activity were noteworthy factors that supported the positive trend in thrift stocks. Following a two week run-up, thrift stocks declined in mid-October on profit taking and a pullback in the broader market. Merger activity, most notably Bank America's announced acquisition of FleetBoston Financial Corp., along with strength in the broader market, provided for gains in the thrift sector during late-October. The positive trend in thrift stocks carried into early-November, reflecting expectations of improving net interest margins and more consolidation among thrift stocks. Thrifts stocks eased lower in mid-November in conjunction with the decline in the broader market. In late-November and early-December 2003, thrift stocks followed the broader market higher and then stabilized at the close of the fourth quarter.

After trading in a narrow range at the beginning of 2004, thrift issues trended higher in late-January and the first half of February. The positive trend was supported by further consolidation in the thrift sector, including GreenPoint Financial's agreement to sell to North Fork Bancorp, as well as generally favorable fourth quarter earnings. Indications that interest rates would continue to remain low provided further support to thrift prices. Thrift stocks followed the broader market lower in mid-February, before recovering in late-February following a dip in long term Treasury yields. Thrift issues generally experienced some selling pressure during the first half of March, reflecting profit taking and weakness in the broader stock market. Higher interest rates and weakness in the broader market pressured thrift issues lower in late-March, which was followed by an upward move in thrift prices at the close of the first quarter.

Thrifts stocks generally traded lower at the start of the second quarter of 2004, as a strong employment report for March pushed interest rates higher. Higher interest rates and inflation worries pressured interest rate sensitive issues lower through most of April, with the sell-off sharpening in early-May following another strong employment report for April. Thrift stocks recovered modestly in mid-May as the yield on 10-year Treasury note declined slightly. On May 21, 2004, the SNL Index for all publicly-traded thrifts closed at 1,468.1, an increase of 22.1% from one year ago and a decline of 1.0% year-to-date. The SNL MHC Index closed at 2,550.7 on May 21, 2004, an increase of 34.2% from one year ago and a decline of 4.2% year-to-date.

B. <u>The New Issue Market</u>

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB ratio often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Thrift offerings completed in 2004 have generally been well received, with most offerings being oversubscribed and trading higher in initial trading activity. However, reflecting the general pull back in thrift stocks, the most recent stand conversion, SE Financial Corp., traded below its IPO price in initial trading activity and the recently completed MHC offerings have traded down from their initial price appreciation following the close of their respective offerings. As shown in Table 4.2, two standard conversion offerings and five mutual holding company offerings were completed during the past three months. The mutual holding company offerings are considered to be more relevant for purposes of our analysis. All five of the MHC offerings were closed at the top of the super range. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the recent MHC offerings equaled 88.5%. On average, the prices of the recent MHC offerings reflected price appreciation of 29.0% after the first week of trading and then reflected lower price appreciation of 17.6% after one month of trading.

Shown in Table 4.3 are the current pricing ratios of NewAlliance Bancshares, which is the only NASDAQ or Exchange listed fully-converted offering that has been completed within the past three months. NewAlliance's closing market price of $13.75 on May 21, 2004 represented a 37.5% increase from its IPO price.

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: Benefit Plans		Insider Purchases	Initial	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:					
Institution	ST.	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog. Plans (%)	Mgmt.& Dirs. (%)(2)	Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions																														
SE Financial Corp.	PA	5/6/2004	SEFL-OTS BB	$ 86	9.22%	0.22%	150%	$ 25.8	100%	132%	2.2%	NA	NA	8.0%	4.0%	3.9%	0.00%	85.7%	41.7x	23.8%	0.6%	27.8%	2.1%	$10.00	$9.95	-0.5%	$9.85	-1.5%	$9.70	-3.0%
NewAlliance Bancshares, Inc.* (1)(7)	NJ	4/2/2004	NABC-NASDAQ	$5,372	8.63%	0.35%	464%	$1,024.9	100%	132%	1.3%	Stock	3.9%	7.0%	4.0%	0.3%	0.00%	129.0%	27.6x	18.1%	0.7%	14.0%	3.0%	$10.00	$15.17	51.7%	$14.53	45.3%	$13.65	36.5%
Averages - Standard Conversions:				$2,729	8.93%	0.29%	307%	$ 525.4	100%	132%	1.7%	N.A.	N.A.	7.5%	4.0%	2.1%	0.00%	107.4%	34.7x	20.9%	0.6%	20.9%	2.5%	$10.00	$12.56	25.6%	$12.19	21.9%	$11.68	16.8%
Medians - Standard Conversions:				$2,729	8.93%	0.29%	307%	$ 525.4	100%	132%	1.7%	N.A.	N.A.	7.5%	4.0%	2.1%	0.00%	107.4%	34.7x	20.9%	0.6%	20.9%	2.5%	$10.00	$12.56	25.6%	$12.19	21.9%	$11.68	16.8%
Second Step Conversions																														
Averages - Second Step Conversions:																														
Medians - Second Step Conversions:																														
Mutual Holding Company Conversions																														
Wawel Savings Bank	NJ	4/1/2004	WAWL-OTC BB	$ 65	8.76%	0.48%	113%	$ 8.0	38%	132%	4.1%	N.A	N.A	8.0%	5.3%	9.9%	0.00%	91.1%	28.0x	25.6%	1.1%	17.8%	6.3%	$10.00	$12.95	29.5%	$12.50	25.0%	$11.15	11.5%
Osage Federal Financial, Inc.	OK	4/1/2004	OFFO-OTC BB	$ 79	9.70%	0.22%	#####	$ 6.8	30%	132%	5.3%	N.A	N.A	8.0%	6.7%	16.7%	0.00%	87.9%	79.2x	23.4%	0.4%	15.5%	2.5%	$10.00	$12.00	20.0%	$12.25	22.5%	$10.95	9.5%
K-Fed Bancorp* (9)	CA	3/31/2004	KFED-NASDAQ	$ 874	4.20%	0.02%	#####	$ 56.9	39%	132%	2.8%	N.A	N.A	8.0%	4.0%	4.5%	0.00%	90.7%	66.6x	14.6%	0.3%	9.2%	2.9%	$10.00	$13.49	34.9%	$12.93	29.3%	$11.59	15.9%
Citizens Community Bncrp. Inc.* (9)	WI	3/30/2004	CZWI-OTC BB	$ 134	8.36%	0.45%	80%	$ 9.8	32%	132%	6.0%	N.A	N.A	12.2%	6.1%	10.8%	0.00%	82.1%	51.6x	19.1%	0.4%	12.9%	3.3%	$10.00	$12.37	23.7%	$12.75	27.5%	$11.80	18.0%
Clifton Savings Bancorp, Inc.	NJ	3/4/2004	CSBK-NASDAQ	$ 636	11.93%	0.00%	NM	$ 137.4	45%	132%	2.3%	N.A	N.A	8.0%	7.2%	0.4%	0.00%	90.5%	64.5x	34.0%	0.5%	25.3%	1.9%	$10.00	$12.25	22.5%	$14.09	40.9%	$13.29	32.9%
Averages - Mutual Holding Company Conversions:				$ 358	8.59%	0.23%	1004%	$ 43.8	37%	132%	4.1%	NA	NA	8.8%	5.8%	8.4%	0.00%	88.5%	58.0x	23.3%	0.5%	16.1%	3.4%	$10.00	$12.61	26.1%	$12.90	29.0%	$11.76	17.6%
Medians - Mutual Holding Company Conversions:				$ 134	8.76%	0.22%	702%	$ 9.8	38%	132%	4.1%	NA	NA	8.0%	6.1%	9.9%	0.00%	90.5%	64.5x	23.4%	0.4%	15.5%	2.9%	$10.00	$12.37	23.7%	$12.75	27.5%	$11.59	15.9%
Averages - All Conversions:				$1,035	8.69%	0.25%	772%	$181.4	55%	132%	3.4%	NA	NA	8.5%	5.3%	6.6%	0.00%	93.9%	51.3x	22.6%	0.6%	17.5%	3.1%	$10.00	$12.60	26.0%	$12.70	27.0%	$11.73	17.3%
Medians - All Conversions:				$ 134	8.76%	0.22%	307%	$25.8	39%	132%	2.8%	NA	NA	8.0%	5.3%	4.5%	0.00%	90.5%	51.6x	23.4%	0.5%	15.5%	2.9%	$10.00	$12.37	23.7%	$12.75	27.5%	$11.59	15.9%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

May 21, 2004

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.3
Market Pricing Comparatives
Prices As of May 21, 2004

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	21.76	405.11	0.97	14.39	17.29	152.21	16.65	163.57	19.49	0.47	2.18	35.62	2,615	10.86	0.64	0.84	9.10	0.68	7.14
Converted Last 3 Mths (no MHC)	13.75	1560.72	0.36	12.09	0.00	113.73	24.85	177.42	0.00	0.00	0.00	0.00	6,280	21.85	0.22	0.60	2.73	0.65	2.98
State of CT	24.38	819.36	0.89	12.46	16.46	194.73	22.93	238.80	16.01	0.61	2.05	19.10	5,888	13.44	0.25	1.05	11.25	0.72	7.38
Comparable Group																			
Converted Last 3 Mths (no MHC)																			
NABC NewAlliance Bancshares of CT	13.75	1560.72	0.36	12.09	NM	113.73	24.85	177.42	NM	0.00	0.00	0.00	6,280	21.85	0.22	0.60	2.73	0.65	2.98

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

C. The Acquisition Market

Also considered in the valuation was the potential impact on PSB Holdings' stock price of recently completed and pending acquisitions of other savings institutions operating in Connecticut. As shown in Exhibit IV-4, there were eight Connecticut thrift acquisitions completed from 2001 through year-to-date 2004, and there are currently no pending acquisitions of a Connecticut savings institution. To the extent that acquisition speculation may impact the Company's valuation, we have largely taken this into account in selecting companies which operate in the MHC form of ownership. Accordingly, the Peer Group companies are considered to be subject to the same type of acquisition speculation that may influence PSB Holdings' trading price.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for MHC shares and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

PSB Holdings' management team appears to have experience and expertise in all of the key areas of the Company's operations. Exhibit IV-5 provides summary resumes of PSB Holdings' Board of Directors and senior management. While the Company does not have the resources to develop a great deal of management depth, given its asset size and the impact it would have on operating expenses, management and the Board have been effective in implementing an operating strategy that can be well managed by the Company's present organizational structure.

Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies.

Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. <u>Effect of Government Regulation and Regulatory Reform</u>

In summary, as a federally-insured savings bank operating in the MHC form of ownership, Putnam Savings will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. The one difference noted between PSB Holdings' and the small minority of Peer Group companies that operate as FDIC regulated institutions was in the area of regulatory policy regarding dividend waivers (see the discussion above for "Dividends"). Since this factor was already accounted for in the "Dividends" section of this appraisal, no further adjustment has been applied for the effect of government regulation and regulatory reform.

<u>Summary of Adjustments</u>

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	No Adjustment
Asset Growth	Slight Upward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Basis of Valuation - Fully-Converted Pricing Ratios

As indicated in Chapter III, the valuation analysis included in this section places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) no opportunity for public shareholders to exercise voting control; (3) the potential pro forma impact of second-step conversions on the pricing of MHC institutions; (4) the regulatory policies regarding the dividend waiver policy by MHC institutions; and (5) the middle-tier structure maintained by most MHCs facilitates the ability for stock repurchases. The above characteristics of MHC shares have provided MHC shares with different trading characteristics versus fully-converted companies. To account for the unique trading characteristics of MHC shares, RP Financial has placed the financial data and pricing ratios of the Peer Group on a fully-converted basis to make them comparable for valuation purposes. Using the per share and pricing information of the Peer Group on a fully-converted basis accomplishes a number of objectives. First, such figures eliminate distortions that result when trying to compare institutions that have different public ownership interests outstanding. Secondly, such an analysis provides ratios that are comparable to the pricing information of fully-converted public companies, and more importantly, are directly applicable to determining the pro forma market value range of the 100% ownership interest in PSB Holdings as an MHC. Lastly, such an analysis allows for consideration of the potential dilutive impact of dividend waiver policies adopted by the Federal agencies. This technique is validated by the investment community's evaluation of MHC pricing, which also incorporates the pro forma impact of a second-step conversion based on the current market price.

To calculate the fully-converted pricing information for MHCs, the reported financial information for the public MHCs must incorporate the following assumptions, based on completed second step conversions to date: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second step-conversion; (2) the gross proceeds from such a sale were adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on a tax effected basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the public MHCs were adjusted by the impact of the assumed second step-conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 4.4 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the ten public MHC institutions that form the Peer Group.

Valuation Approaches: Fully-Converted Basis

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing PSB Holdings' to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in PSB Holdings' prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and the Foundation (summarized in Exhibits IV-7 and IV-8). Pursuant to the minority stock offering, we have also incorporated the valuation parameters disclosed in PSB Holdings' prospectus for offering expenses. The assumptions utilized in the pro forma analysis in calculating the Company's full conversion value were consistent with the assumptions utilized for the minority stock offering, except expenses were assumed to equal 2.0% of gross proceeds.

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, recent conversions and MHC offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Company's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.4
Calculation of Implied Per Share Data -- Incorporating MHC Second Step Conversion
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2004

		Current Ownership			Current Per Share Data (MHC Ratios)					Impact of Second Step Conversion (4)				Pro Forma Per Share Data (Fully Converted)(4)					Pro Forma(5)	
		Total Shares (000)	Public Shares (000)	MHC Shares (000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Share Price ($)	Gross Procds(1) ($000)	Net Incr. Capital(2) ($000)	Net Incr. Income(3) ($000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Public Pct. (%)	Dilu-tion (%)
Publicly-Traded MHC Institutions																				
ALLB	Alliance Bank MHC of PA (20.0)	3,441	688	2,753	0.63	0.63	10.21	10.21	108.80	29.28	87,276	81,311	957	0.85	0.85	31.74	31.74	124.21	18.8	-1.2
BCSB	BCSB Bankcorp MHC of MD (36.4)	5,899	2,144	3,755	0.07	0.04	7.77	7.31	123.88	14.85	55,762	47,955	519	0.16	0.13	15.90	15.44	132.01	36.3	0.0
GCBC	Green Co Bcrp MHC of NY (43.9)	2,053	901	1,152	1.31	1.31	14.70	14.70	133.76	30.30	34,906	30,019	325	1.47	1.47	29.32	29.32	148.38	43.9	0.0
GOV	Gouverneur Bcp MHC of NY(42.5)	2,282	971	1,311	0.33	0.31	7.80	7.80	42.03	12.10	15,863	13,642	148	0.39	0.37	13.78	13.78	48.01	42.6	0.0
JXSB	Jcksnville Bcp MHC of IL(46.3)	1,952	903	1,049	0.32	0.01	10.75	9.18	135.86	14.00	14,686	12,630	137	0.39	0.08	17.22	15.65	142.33	46.3	0.0
ONFC	Oneida Fincl MHC of NY (42.2)	7,453	3,143	4,310	0.40	0.32	6.95	5.24	57.25	9.04	38,962	33,508	363	0.45	0.37	11.45	9.74	61.75	42.2	0.0
PBHC	Pathfinder BC MHC of NY (36.8)	2,504	921	1,583	0.66	0.50	8.70	6.83	111.00	15.50	24,537	21,101	228	0.75	0.59	17.13	15.26	119.43	36.8	0.0
ROME	Rome Bncp Inc MHC of NY (38.9)	4,243	1,641	2,602	0.34	0.44	8.35	8.35	61.19	32.01	83,290	71,629	775	0.52	0.62	25.23	25.23	78.07	38.7	0.0
WCFB	Wbstr Cty Fed MHC of IA (39.0)	3,772	1,472	2,300	0.31	0.31	6.04	6.01	27.92	14.00	32,200	27,692	300	0.39	0.39	13.38	13.35	35.26	39.0	0.0
WFD	Westfield Finl MHC of MA(46.5)	10,484	4,877	5,607	0.35	0.32	11.90	11.90	75.85	20.00	112,140	96,440	1,044	0.45	0.42	21.10	21.10	85.05	46.5	0.0

(1) Gross proceeds calculated as stock price multiplied by the number of shares owned by the mutual holding company (i.e., non-public shares).
(2) Net increase in capital reflects gross proceeds less offering expenses, contra-equity account for leveraged ESOP and deferred compensation account for restricted stock plan. For institutions with assets at the MHC level, the net increase in capital also includes consolidation of MHC assets with the capital of the institution concurrent with hypothetical second step.

Offering expense percent	2.00
ESOP percent purchase	8.00
Recognition plan percent	4.00

(3) Net increase in earnings reflects after-tax reinvestment income (assumes ESOP and recognition plan do not generate reinvestment income), less after-tax ESOP amortization and recognition plan vesting:

After-tax reinvestment	2.31
ESOP loan term (years)	10
Recog. plan vesting (yrs)	5
Effective tax rate	34.00

(4) Figures reflect adjustments to "non-grandfathered" companies to reflect dilutive impact of cumulative dividends waived by the MHC (reflect FDIC policy regarding waived dividends).
(5) Reflects pro forma ownership position of minority stockholders after taking into account the OTS and FDIC policies regarding waived dividends assuming a hypothetical second step. For OTS "grandfathered" companies, dilution reflects excess waived dividends and MHC assets. For all other companies, dilution reflects all waived dividends and MHC assets.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

multiples will be evaluated on a pro forma fully-converted basis for the Company as well as for the Peer Group; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting the minority offering proceeds, we also gave weight to the other valuation approaches.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Company will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of May 21, 2004, the pro forma market value of PSB Holdings' full conversion offering, taking into account the dilutive impact of the stock contribution to the Foundation, equaled $52,500,000 at the midpoint, equal to 5,250,000 shares at $10.00 per share.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this

technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company's reported earnings equaled $1.417 million for the twelve months ended March 31, 2004. In deriving PSB Holdings' core earnings, the only adjustments made to reported earnings were to eliminate net gains on the sale of loans and net losses on the sale of investments, which equaled $117,000 and $67,000, respectively, for the twelve months ended March 31, 2004. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 39.9% for the gains and losses eliminated, the Company's core earnings were determined to equal $1.387 million for the twelve months ended March 31, 2004. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income	$1,417
Gain on sale of loans(1)	(70)
Loss on sale of investments(1)	40
Core earnings estimate	$1,387

(1) Tax effected at 39.9%.

Based on PSB Holdings' reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples (fully-converted basis) at the $52.5 million midpoint value equaled 38.90 times and 39.78 times, respectively, which provided for premiums of 53.3% and 43.7% relative to the Peer Group's average reported and core P/E multiples (fully-converted basis) of 25.37 times and 27.69 times, respectively (see Table 4.5). The implied premiums reflected in the Company's pro forma P/E multiples take into consideration the Company's pro forma P/B and P/A ratios. It also should be noted that in assessing the relative premiums indicated for the Company's P/E multiples, the P/E multiples for the Peer Group excluded multiples above 35

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.5
MHC INSTITUTIONS -- IMPLIED PRICING RATIOS FULL CONVERSION BASIS
PSB Holdings, Inc. and the Comparables
As of May 21, 2004

	Fully Converted Implied Value		Per Share (8)		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
																Reported		Core	
	Price/ Share(1) ($)	Implied Market Val(8) ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
PSB Holdings, Inc.																			
Superrange	10.00	69.43	0.19	11.87	52.28	84.26	22.34	84.26	53.49	0.00	0.00	0.00	311	26.51	0.24	0.43	1.61	0.42	1.58
Range Maximum	10.00	60.38	0.22	12.39	45.07	80.70	19.91	80.70	46.10	0.00	0.00	0.00	303	24.67	0.25	0.44	1.79	0.43	1.75
Range Midpoint	10.00	52.50	0.25	12.99	38.90	76.96	17.70	76.96	39.78	0.00	0.00	0.00	297	23.00	0.25	0.46	1.98	0.44	1.93
Range Minimum	10.00	44.63	0.30	13.81	32.82	72.42	15.39	72.42	33.56	0.00	0.00	0.00	290	21.25	0.26	0.47	2.21	0.46	2.16
All Public Companies(7)																			
Averages	21.76	414.06	0.97	14.39	17.29	152.21	16.65	163.57	19.49	0.47	2.18	35.76	2,615	10.86	0.64	0.84	9.10	0.68	7.14
Medians	---	---	---	---	16.04	145.27	15.15	154.20	18.47	---	---	---	---	---	---	---	---	---	---
All Non-MHC State of CT(7)																			
Averages	21.12	840.47	1.07	12.50	15.57	167.29	20.84	220.00	16.01	0.34	1.19	19.10	3,497	14.74	0.22	0.86	8.65	0.87	8.57
Medians	---	---	---	---	15.57	167.29	20.84	220.00	16.01	---	---	---	---	---	---	---	---	---	---
Publicly-Traded MHC Institutions, Full Conversion Basis																			
Averages	19.11	81.67	0.53	19.63	25.37	95.38	22.21	99.00	27.69	0.45	2.59	56.49	404	22.61	0.61	0.66	2.94	0.62	2.59
Medians	---	---	---	---	20.67	92.82	21.97	95.48	26.27	---	---	---	---	---	---	---	---	---	---
Publicly-Traded MHC Institutions, Full Conversion Basis																			
ALLB Alliance Bank MHC of PA (20.0)	29.28	107.43	0.85	31.74	34.45	92.25	23.57	92.25	34.45	0.36	1.23	42.35	456	25.55	1.61	0.68	2.68	0.68	2.68
BCSB BCSB Bankcorp MHC of MD (36.4)	14.85	87.60	0.13	15.90	NM	93.40	11.25	96.18	NM	0.50	3.37	NM	779	12.04	0.17	0.13	1.01	0.11	0.82
GOV Gouverneur Bcp MHC of NY(42.5)	12.10	27.61	0.37	13.78	31.03	87.81	25.20	87.81	32.70	0.26	2.15	70.27	110	28.70	0.86	0.85	2.85	0.81	2.70
GCBC Green Co Bcrp MHC of NY (43.9)	30.30	62.21	1.47	29.32	20.61	103.34	20.42	103.34	20.61	0.80	2.64	54.42	305	19.76	0.15	1.04	5.10	1.04	5.10
JXSB Jcksnville Bcp MHC of IL(46.3)	14.00	27.33	0.08	17.22	NM	81.30	9.84	89.46	NM	0.30	2.14	NM	278	12.10	1.20	0.28	2.30	0.06	0.47
ONFC Oneida Fincl MHC of NY (42.2)	9.04	67.38	0.37	11.45	20.09	78.95	14.64	92.81	24.43	0.37	4.09	NM	460	18.54	0.10	0.73	4.01	0.60	3.30
PBHC Pathfinder BC MHC of NY (36.8)	15.50	38.81	0.59	17.13	20.67	90.48	12.98	101.57	26.27	0.40	2.58	67.80	299	14.34	NA	0.62	4.38	0.49	3.45
ROME Rome Bncp Inc MHC of NY (38.9)	32.01	135.82	0.62	25.23	NM	126.87	41.00	126.87	NM	0.60	1.87	NM	331	32.32	0.54	0.66	2.05	0.79	2.44
WCFB Wbstr Cty Fed MHC of IA (39.0)	14.00	52.81	0.39	13.38	NM	104.63	39.71	104.87	NM	0.68	4.86	NM	133	37.95	0.46	1.10	2.93	1.10	2.93
WFD Westfield Finl MHC of MA(46.5)	20.00	209.68	0.42	21.10	NM	94.79	23.52	94.79	NM	0.20	1.00	47.62	892	24.81	0.37	0.52	2.13	0.49	1.99

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing twelve month data, adjusted to omit non-operating gains and losses on a tax effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

times which accounted for half of the Peer Group companies and are shown as "NM" in Table 4.5.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio (fully-converted basis), to PSB Holdings' pro forma book value (fully-converted basis). Based on the $52.5 million midpoint valuation, PSB Holdings' pro forma P/B and P/TB ratios both equaled 76.96%. In comparison to the average P/B and P/TB ratios for the Peer Group of 95.38% and 99.00%, the Company's ratios reflected a discount of 19.3% on a P/B basis and a discount of 22.3% on a P/TB basis. RP Financial considered the discounts under the P/B approach to be reasonable, in light of the previously referenced valuation adjustments, the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value and the resulting premium pricing ratios indicated under the earnings approach.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio (fully-converted basis) to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, PSB Holdings' full conversion value equaled 17.70% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio (fully-converted basis) of 22.21%, which implies a discount of 20.3% has been applied to the Company's pro forma P/A ratio (fully-converted basis).

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion and MHC offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The five recently completed MHC offerings closed at a price/tangible book ratio of 88.5% (fully-converted basis) and, on average, appreciated 29.0% during the first week of trading and then reflected lower price appreciation of 17.6% after one month of trading. In comparison, the Company's P/TB ratio of 77.0% at the midpoint value reflects an implied discount of 13.0% relative to the average closing P/TB ratio of the recent MHC offerings. At the top of the super range, the Company's P/TB ratio of 84.3% reflected an implied discount of 4.7% relative to the average closing P/TB ratio of the recent MHC offerings. Of the five recent MHC offerings, only K-Fed Bancorp and Clifton Savings Bancorp were traded on NASDAQ. Based on K-Fed Bancorp's and Clifton Savings Bancorp's average current P/TB ratio of 99.4% (fully-converted basis), the Company's P/TB ratio at the midpoint reflects an implied discount of 22.6% and at the top of the super range reflects an implied discount of 15.2%.

<u>Valuation Conclusion</u>

Based on the foregoing, it is our opinion that, as of May 21, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $52,500,000 at the midpoint, equal to 5,250,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $44.625 million and a maximum value of $60.375 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 4,462,500 at the minimum and 6,037,500 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $69.431 million without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 6,943,125. The Board of Directors has established a public offering range such that the public ownership of the Company will constitute a 44.5% ownership interest prior to the issuance of shares to the Foundation. Accordingly, the offering to the public of the minority stock will equal $19.858 million at the minimum, $23.363 million at the midpoint, $26.867 million at the maximum and $30.897 million at the supermaximum of the valuation range. Based on the public offering range and inclusive of the shares issued to the Foundation, equal to 4.0% of the offering shares, the public ownership of shares will represent 46.28% of the shares issued throughout the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 4.5 and are detailed in Exhibit IV-7 and Exhibit IV-8; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 4.6 and are detailed in Exhibits IV-10 and IV-11.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.6
Public Market Pricing
PSB Holdings, Inc. and the Comparables
As of May 21, 2004

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
	Price/ Share(1)	Market Value	Core 12-Mth EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	Reported ROA	Reported ROE	Core ROA	Core ROE
	($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(X)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)
PSB Holdings, Inc.																			
Superrange	10.00	32.13	0.19	7.34	50.52	136.27	24.85	136.27	51.65	0.00	0.00	0.00	279	18.24	0.27	0.49	2.70	0.48	2.64
Range Maximum	10.00	27.94	0.22	7.85	43.77	127.38	21.89	127.38	44.74	0.00	0.00	0.00	276	17.18	0.27	0.50	2.91	0.49	2.85
Range Midpoint	10.00	24.30	0.26	8.44	37.94	118.49	19.25	118.49	38.78	0.00	0.00	0.00	273	16.25	0.27	0.51	3.12	0.50	3.06
Range Minimum	10.00	20.65	0.30	9.24	32.15	108.27	16.55	108.27	32.86	0.00	0.00	0.00	270	15.29	0.28	0.51	3.37	0.50	3.30
All Public Companies(7)																			
Averages	21.76	414.06	0.97	14.39	17.29	152.21	16.65	163.57	19.49	0.47	2.18	35.76	2,615	10.86	0.64	0.84	9.10	0.68	7.14
Medians	---	---	---	---	16.04	145.27	15.15	154.20	18.47	---	---	---	---	---	---	---	---	---	---
All Non-MHC State of CT(7)																			
Averages	21.12	840.47	1.07	12.50	15.57	167.29	20.84	220.00	16.01	0.34	1.19	19.10	3,497	14.74	0.22	0.86	8.65	0.87	8.57
Medians	---	---	---	---	15.57	167.29	20.84	220.00	16.01	---	---	---	---	---	---	---	---	---	---
Comparable Group Averages																			
Averages	19.11	31.70	0.42	9.32	23.07	186.39	25.92	200.46	27.46	0.45	2.59	22.43	361	12.41	0.61	0.61	4.93	0.57	4.36
Medians	---	---	---	---	23.13	178.16	24.51	203.15	28.25	---	---	---	---	---	---	---	---	---	---
State of CT																			
NABC NewAlliance Bancshares of CT	13.75	1560.72	0.36	12.09	NM	113.73	24.85	177.42	NM	0.00	0.00	0.00	6,280	21.85	0.22	0.60	2.73	0.65	2.98
NMIL Newmil Bancorp, Inc. of CT	28.49	120.23	1.78	12.90	15.57	220.85	16.83	262.58	16.01	0.68	2.39	38.20	714	7.62	0.21	1.11	14.57	1.08	14.17
Comparable Group																			
ALLB Alliance Bank MHC of PA (20.0)	29.28	20.14	0.63	10.21	NM	286.78	26.91	286.78	NM	0.16	1.23	11.43	374	9.38	1.61	0.58	6.19	0.58	6.19
BCSB BCSB Bankcorp MHC of MD (36.4)	14.85	31.84	0.04	7.77	NM	191.12	11.99	203.15	NM	0.50	3.37	NM	731	6.27	0.17	0.06	0.91	0.04	0.52
GOV Gouverneur Bcp MHC of NY(42.5)	12.10	11.75	0.31	7.80	NM	155.13	28.79	155.13	NM	0.26	2.15	NM	96	18.56	0.86	0.83	4.27	0.78	4.02
GCBC Green Co Bcrp MHC of NY (43.9)	30.30	27.30	1.31	14.70	23.13	206.12	22.65	206.12	23.13	0.80	2.64	26.80	275	10.99	0.15	1.03	9.22	1.03	9.22
JXSB Jcksnville Bcp MHC of IL(46.3)	14.00	12.64	0.01	10.75	NM	130.23	10.30	152.51	NM	0.30	2.14	NM	265	7.91	1.20	0.24	3.06	0.01	0.10
ONFC Oneida Fincl MHC of NY (42.2)	9.04	28.41	0.32	6.95	22.60	130.07	15.79	172.52	28.25	0.37	4.09	NM	427	12.14	0.10	0.70	5.96	0.56	4.77
PBHC Pathfinder BC MHC of NY (36.8)	15.50	14.28	0.50	8.70	23.48	178.16	13.96	226.94	31.00	0.40	2.58	NM	278	7.84	NA	0.59	7.59	0.44	5.75
ROME Roma Bncp Inc MHC of NY (38.9)	32.01	52.53	0.44	8.35	NM	NM	52.31	NM	NM	0.60	1.87	NM	260	13.65	0.54	0.55	3.98	0.72	5.15
WCFB Wbstr Cty Fed MHC of IA (39.0)	14.00	20.61	0.31	6.04	NM	231.79	50.14	232.95	NM	0.68	4.86	NM	105	21.63	0.46	1.11	5.18	1.11	5.18
WFD Westfield Finl MHC of MA(46.5)	20.00	97.54	0.32	11.90	NM	168.07	26.37	168.07	NM	0.20	1.00	29.07	795	15.69	0.37	0.45	2.95	0.41	2.69

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.


EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1
PSB Holdings, Inc.
Map of Office Location

Branch Locations



STATE HWY 171
STATE HWY 169
STATE HWY 171
US HWY 44
HERITAGE RD
STATE HWY 244
MALINNIS RD
LAKE RD
Providence
STATE HWY 101
STATE HWY 102
STATE HWY 89
STATE HWY 198
STATE HWY 169
NORTH ST
STATE HWY 94
US HWY 6
Windham
Connecticut
Rhode Island
Tolland
STATE HWY 12
STATE HWY 97
STATE HWY 14
STATE HWY 14A
I395
STATE HWY 14
STATE HWY 14A
STATE HWY 97
STATE HWY 49
Kent
STATE HWY 102
I395
STATE HWY 207
New London
Copyright (C) 2000-2004 SNL Financial (snl.com) All rights reserved
0
6.25mi

BRANCHES

- Putnam Bancorp MHC, Inc. (4 of 4 branches)

EXHIBIT I-2
PSB Holdings, Inc.
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-3
PSB Holdings, Inc.
Key Operating Ratios

	At or For the Nine Months Ended March 31,		At or For the Years Ended June 30,				
	2004	2003	2003	2002	2001	2000	1999
Selected Financial Ratios and Other Data:							
Performance Ratios [1]**:**							
Return on average assets [5]	0.63%	0.64%	0.59%	0.44%	0.18%	0.83%	0.66%
Return on average equity [5]	6.66	6.77	6.19	4.52	1.81	7.85	5.21
Interest rate spread [2]	2.82	2.67	2.61	2.32	2.21	2.58	2.57
Net interest margin [3]	3.14	3.08	3.01	2.86	2.79	3.12	3.21
Noninterest expense to average assets	2.59	2.51	2.50	2.57	2.89	2.52	2.42
Efficiency ratio [4]	73.76	72.34	73.15	79.74	83.53	77.47	70.05
Average interest-earning assets to average interest-bearing liabilities	115.98	114.65	114.93	114.74	113.47	114.16	122.15
Capital Ratios:							
Equity to total assets at end of period	9.59	9.48	9.46	9.22	10.13	10.01	11.13
Average equity to average assets	9.44	9.49	9.51	9.71	10.17	10.54	12.65
Total capital to risk-weighted assets	16.14	17.10	16.95	17.31	19.60	21.20	22.49
Tier I capital to risk-weighted assets	15.20	16.12	15.97	16.30	18.46	19.97	21.24
Tier I capital to average assets	8.99	9.14	9.01	9.31	10.21	10.99	11.92
Asset Quality Ratios:							
Allowance for loan losses as a percent of total loans	0.96	1.11	1.05	1.10	1.12	1.20	1.23
Allowance for loan losses as a percent of nonperforming loans	137.19	112.64	109.06	705.71	213.90	203.99	92.48
Net charge-offs to average outstanding loans during the period	0.03	—	0.03	0.01	—	—	—
Nonperforming loans as a percent of total loans	0.69	0.01	0.95	0.15	0.52	0.58	1.31
Nonperforming assets as a percent of total assets	0.37	0.00	0.48	0.08	0.35	0.32	0.81
Other Data:							
Number of full service offices	4	4	4	4	4	3	3

(1) Performance ratios for the nine months ended March 31, 2004 and 2003 are annualized.
(2) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(3) Represents net interest income as a percent of average interest-earning assets.
(4) Represents noninterest expense divided by the sum of net interest income and noninterest income, excluding gains or losses on the sale of securities, gains on expired options, and losses on derivative instruments.
(5) In 2001, return on average assets and return on average equity reflect a charge to income of $147,000 due to a change in accounting principle.

Source: PSB Holdings' prospectus.

EXHIBIT I-4
PSB Holdings, Inc.
Investment Portfolio Composition

	At March 31, 2004		At June 30,					
			2003		2002		2001	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)							
Debt Securities:								
U.S. Government and agency obligations	$ 7,054	$ 7,114	$ 6,173	$ 6,268	$ 8,248	$ 8,350	$ 4,758	$ 4,816
State agency and municipal obligations	9,117	9,603	9,115	9,636	9,189	9,233	—	—
Corporate bonds and other securities	31,821	33,097	30,818	31,943	26,617	26,706	25,130	24,892
Mortgage-backed securities	46,950	47,445	46,577	47,229	44,742	45,507	30,032	30,322
Total debt securities	94,942	97,259	92,683	95,076	88,796	89,796	59,920	60,030
Marketable equity securities:								
Common stock	2,880	3,110	2,880	2,930	3,171	3,075	2,416	2,375
Preferred stock	7,123	7,187	4,590	4,675	5,411	5,278	5,382	5,299
Mutual funds	2	2	2	2	2	2	41	41
Total equity securities	10,005	10,299	7,472	7,607	8,584	8,355	7,839	7,715
Total available for sale securities	104,947	107,558	100,155	102,683	97,380	98,151	67,759	67,745
Trading Securities:	—	—	—	—	—	—	1,110	1,110
Total investment securities	$ 104,947	$ 107,558	$ 100,155	$102,683	$ 97,380	$ 98,151	$ 68,869	$ 68,855

Source: PSB Holdings' prospectus.

EXHIBIT I-5
PSB Holdings, Inc.
Yields and Costs

	At March 31, 2004	Nine Months Ended March 31,					
		2004			2003		
	Yield/Cost	Average Balance	Interest and Dividends	Yield/Cost[1]	Average Balance	Interest and Dividends	Yield/Cost[1]
		(Dollars in thousands)					
Interest-earning assets:							
Loans	5.91%	$ 126,602	$ 5,876	6.19%	$ 114,196	$ 5,972	6.97%
Investment securities	4.13	103,969	3,114	3.99	98,295	3,507	4.76
Other earning assets	4.40	2,227	13	0.78	4,410	42	1.27
Total interest-earning assets	5.10	232,798	9,003	5.16	216,901	9,521	5.85
Noninterest-earning assets		12,643			10,391		
Total assets		$ 245,441			$ 227,292		
Interest-bearing liabilities:							
NOW and money market accounts	1.38	$ 51,867	553	1.42%	$ 38,984	624	2.13%
Savings accounts	0.78	43,778	306	0.93	36,268	421	1.55
Certificates of deposit	3.04	77,686	1,817	3.12	79,166	2,181	3.67
Total interest-bearing deposits	1.94	173,331	2,676	2.06	154,418	3,226	2.79
FHLB advances	3.65	27,383	845	4.11	34,766	1,287	4.94
Total interest-bearing liabilities	2.18	200,714	3,521	2.34	189,184	4,513	3.18
Noninterest-bearing liabilities		21,546			16,545		
Total liabilities		222,260			205,729		
Capital		23,181			21,563		
Total liabilities and capital		$ 245,441			$ 227,292		
Net interest income			$ 5,482			$ 5,008	
Net interest rate spread [2]	2.92%			2.82%			2.67%
Net interest-earning assets [3]		$ 32,084			$ 27,717		
Net interest margin [4]				3.14%			3.08%
Average interest-earning assets to average interest-bearing liabilities				115.98%			114.65%

(footnotes on following page)

EXHIBIT I-5(continued)
PSB Holdings, Inc.
Yields and Costs

	Years Ended June 30,					
	2003			2002		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)					
Interest-earning assets:						
Loans	$ 115,326	$ 7,851	6.81%	$ 109,173	$ 7,972	7.30%
Investment securities	99,340	4,534	4.56	80,475	4,431	5.51
Other earning assets	4,710	58	1.23	3,437	69	2.01
Total interest-earning assets	219,376	12,443	5.67	193,085	12,472	6.46
Noninterest-earning assets	10,792			8,533		
Total assets	$ 230,168			$ 201,618		
Interest-bearing liabilities:						
NOW and money market accounts	$ 41,306	828	2.00	$ 18,042	437	2.42
Savings accounts	37,046	543	1.47	31,140	646	2.07
Certificates of deposit	79,140	2,832	3.58	77,878	3,680	4.73
Total interest-bearing deposits	157,492	4,203	2.67	127,060	4,763	3.75
FHLB advances	33,386	1,647	4.93	41,215	2,195	5.33
Total interest-bearing liabilities	190,878	5,850	3.06	168,275	6,958	4.13
Noninterest-bearing liabilities	17,407			13,775		
Total liabilities	208,285			182,050		
Capital	21,883			19,568		
Total liabilities and capital	$ 230,168			$ 201,618		
Net interest income		$ 6,593			$ 5,514	
Net interest rate spread (2)			2.61%			2.33%
Net interest-earning assets (3)	$ 28,498			$ 24,810		
Net interest margin (4)			3.01%			2.86
Average interest-earning assets to average interest-bearing liabilities			114.93%			114.74%

(1) Yields and costs for the nine months ended March 31, 2004 and 2003 are annualized.
(2) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3) Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.
(4) Net interest margin represents net interest income divided by average total interest-earning assets.

Source: PSB Holdings' prospectus.

EXHIBIT I-6
PSB Holdings, Inc.
Loan Loss Allowance Activity

	At or For the Nine Months Ended March 31,		At or For the Years Ended June 30,				
	2004	2003	2003	2002	2001	2000	1999
	(Dollars in thousands)						
Balance at beginning of period	$ 1,264	$ 1,235	$ 1,235	$ 1,185	$ 1,126	$ 1,045	$ 880
Provision for Loan Losses	45	45	60	60	60	60	120
Charge-offs:							
Residential (1)	(3)	—	—	—	(15)	(16)	—
Commercial real estate	—	—	—	—	—	—	—
Residential construction	—	—	—	—	—	—	—
Commercial	(47)	—	(38)	—	—	—	—
Consumer and other	(11)	—	(2)	(14)	(10)		—
Total charge-offs	(61)	—	(40)	(14)	(25)	(16)	—
Recoveries:							
Residential (1)	3	3	4	4	23	37	9
Commercial real estate	—	—	—	—	—	—	4
Residential construction	—	—	—	—	—	—	—
Commercial	18	—	—	—	—	—	—
Consumer and other	—	—	5	—	1	—	32
Total recoveries	21	3	9	4	24	37	45
Net (charge-offs) recoveries	(40)	3	(31)	(10)	(1)	21	45
Allowance at end of period	$ 1,269	$ 1,283	$ 1,264	$ 1,235	$ 1,185	$ 1,126	$ 1,045
Ratios:							
Allowance for loan losses to non-performing loans at end of period	137.19%	112.64%	109.06%	705.71%	213.90%	203.99%	92.48%
Allowance for loan losses to total loans outstanding at end of period	0.96%	1.11%	1.05%	1.10%	1.12%	1.20%	1.23%
Net charge-offs to average loans outstanding (annualized)	0.03%	—	0.03%	0.01%	—	—	—

(1) Residential mortgage loans include one- to four-family mortgage loans, home equity loans, and home equity lines of credit.

Source: PSB Holdings' prospectus.

EXHIBIT I-7
PSB Holdings, Inc.
Net Portfolio Value Analysis

Change In Interest Rates (basis points)	Net Portfolio Value ("NPV")				NPV as a Percentage of Present Value of Assets	
		Estimated Increase (Decrease) in NPV				
	Estimated NPV	Amount	Percent		NPV Ratio	Change In Basis Points
	(Dollars in thousands)					
+300	$ 29,729	$ (2,274)	(7.1)%		12.62%	9 basis points
+200	30,825	(1,178)	(3.7)		12.73	20 basis points
+100	31,653	(350)	(1.1)		12.72	19 basis points
0	32,003	—			12.53	—
-100	30,990	(1,013)	(3.2)%		11.87%	(66) basis points

Source: PSB Holdings' prospectus.

EXHIBIT I-8
PSB Holdings, Inc.
Fixed and Adjustable Rate Loans

	Due After June 30, 2004		
	Fixed	Adjustable	Total
		(In thousands)	
Mortgage Loans:			
Residential	$ 47,995	$ 14,392	$ 62,387
Commercial real estate	8,834	207	9,041
Commercial	375	—	375
Consumer and other	581	—	581
Total	$ 57,785	$ 14,599	$ 72,384

(1) Residential mortgage loans include one- to four-family mortgage loans, home equity loans, and home equity lines of credit.

Source: PSB Holdings' prospectus.

EXHIBIT I-9
PSB Holdings, Inc.
Loan Portfolio Composition

	At March 31, 2004		At June 30, 2003		2002		2001		2000		1999	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)											
Mortgage Loans:												
Residential (1)	$ 102,448	75.44%	$ 100,624	82.17%	$ 97,222	84.24%	$ 92,844	86.36%	$ 85,951	90.15%	$ 76,680	87.86%
Commercial real estate	23,225	17.10	16,753	13.68	11,408	9.88	10,132	9.42	5,640	5.92	5,888	6.75
Residential construction	5,633	4.15	2,057	1.68	4,528	3.92	1,990	1.85	2,128	2.23	2,628	3.01
Commercial	3,486	2.57	1,696	1.38	1,031	0.89	799	0.74	—	—	—	—
Consumer and other	1,013	0.75	1,325	1.08	1,221	1.06	1,742	1.62	1,624	1.70	2,079	2.38
Total loans	$ 135,805	100.00%	$ 122,455	100.00%	$ 115,410	100.00%	$ 107,507	100.00%	$ 95,343	100.00%	$ 87,275	100.00%
Unadvanced construction loans	(1,792)		(696)		(2,008)		(702)		(734)		(952)	
Net deferred loan costs (fees)	(133)		(31)		41		141		98		14	
Allowance for loan losses	(1,269)		(1,264)		(1,235)		(1,185)		(1,126)		(1,045)	
Loans, net	$ 132,611		$ 120,464		$ 112,208		$ 105,761		$ 93,581		$ 85,292	

(1) Residential mortgage loans include one- to four-family mortgage loans, home equity loans, and home equity lines of credit.

Source: PSB Holdings' prospectus.

EXHIBIT I-10
PSB Holdings, Inc.
Contractual Maturity By Loan Type

Due During the Years Ending June 30,	Residential (1)		Commercial Real Estate		Residential Construction		Commercial		Consumer and Other		Total Loans	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)											
2004	$ 38,237	6.02%	$ 7,712	6.52%	$ 1,361	6.04%	$ 1,321	6.40%	$ 744	7.13%	$ 49,375	6.13%
2005	16,369	6.44	1,885	6.77	—	—	226	6.32	245	8.13	18,725	6.49
2006	11,584	6.45	1,280	6.95	—	—	117	6.11	148	8.04	13,129	6.51
2007 to 2008	14,569	6.37	4,912	7.07	—	—	32	5.90	180	7.99	19,693	6.55
2009 to 2013	13,578	6.24	783	7.18	—	—	—	—	6	8.72	14,367	6.29
2014 and beyond	6,287	6.28	181	6.99	—	—	—	—	2	6.87	6,470	6.30
Total	$ 100,624	6.23	$ 16,753	6.78	$ 1,361	6.04	$ 1,696	6.36	$ 1,325	7.54	$ 121,759	6.32

(1) Residential mortgage loans include one- to four-family mortgage loans, home equity loans, and home equity lines of credit.

Source: PSB Holdings' prospectus.

EXHIBIT I-12
PSB Holdings, Inc.
Non-Performing Assets

	At March 31, 2004	At June 30, 2003	2002	2001	2000	1999
		(Dollars in thousands)				
Non-accrual loans:						
Residential mortgage loans [1]	$ 717	$ 742	$ 114	$ 491	$ 486	$ 842
Commercial real estate	—	59	61	63	64	288
Residential construction	—	—	—	—	—	—
Commercial	30	65	—	—	—	—
Consumer and other	—	1	—	—	2	—
Total	747[2]	867	175	554	552	1,130
Accruing loans under 90 days past due:						
Residential mortgage loans [1]	—	7	—	—	—	—
Commercial real estate	128	285	—	—	—	—
Residential construction	—	—	—	—	—	—
Commercial	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	—
Total	128	292	—	—	—	—
Accruing loans past due 90 days or more:						
Residential mortgage loans [1]	—	—	—	—	—	—
Commercial real estate	50	—	—	—	—	—
Residential construction	—	—	—	—	—	—
Commercial	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	—
Total	50	—	—	—	—	—
Total non-performing loans	925	1,159	175	554	552	1,130
Real estate owned	—	—	—	109	—	110
Other nonperforming assets	—	—	—	—	—	—
Total nonperforming assets	925	1,159	175	663	552	1,240
Troubled debt restructurings	—	—	—	—	—	—
Troubled debt restructurings and total nonperforming assets	$ 925	$ 1,159	$ 175	$ 663	$ 552	$ 1,240
Total nonperforming loans to total loans	0.69%	0.95%	0.15%	0.52%	0.58%	1.31%
Total nonperforming loans to total assets	0.37	0.48	0.08	0.29	0.32	0.74
Total nonperforming assets and troubled debt restructurings to total assets	0.37	0.48	0.08	0.35	0.32	0.81

(1) Residential mortgage loans include one- to four-family mortgage loans, home equity loans, and home equity lines of credit.
(2) The amount of income that was contractually due but not recognized on non-accrual loans totaled $10,086 at March 31, 2004.

Source: PSB Holdings' prospectus.

EXHIBIT I-13
PSB Holdings, Inc.
Deposit Composition

	At March 31, 2004			At June 30, 2003		
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
	(Dollars in thousands)					
Deposit type:						
Demand deposits	$ 20,617	10.45%	—%	$ 23,075	12.05%	—%
NOW accounts	8,093	4.10	0.25	10,105	5.28	0.40
Regular savings	44,865	22.74	0.75	39,283	20.52	1.00
Money market accounts	47,001	23.82	1.57	39,090	20.42	1.70
Club accounts	250	0.13	4.17	261	0.14	4.17
Total transaction accounts	120,826	61.25	0.92	111,814	58.41	0.99
Certificates of deposit	76,445	38.75	3.04	79,606	41.59	3.24
Total deposits	$ 197,281	100.00%	1.74	$ 191,420	100.00%	1.93

	At June 30, 2002			At June 30, 2001		
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
	(Dollars in thousands)					
Deposit type:						
Demand deposits	$ 15,698	9.70%	—%	$ 13,723	10.55%	—%
NOW accounts	8,084	5.00	0.75	6,937	5.34	1.00
Regular savings	34,105	21.08	2.00	27,537	21.18	2.23
Money market accounts	24,009	14.84	2.92	5,789	4.45	3.45
Club accounts	247	0.15	4.17	225	0.17	4.17
Total transaction accounts	82,143	50.77	1.77	54,211	41.69	1.65
Certificates of deposit	79,654	49.23	4.24	75,807	58.31	5.28
Total deposits	$ 161,797	100.00%	2.99	$ 130,018	100.00%	3.77

Source: PSB HOldings' prospectus.

EXHIBIT I-14
PSB Holdings, Inc.
Maturity of Time Deposits

	Less Than One Year	Over One Year to Two Years	Over Two Years to Three Years	Over Three Years to Four Years	Over Four Years to Five Years	Total	Percentage of Total Certificate Accounts
	(Dollars in Thousands)						
Interest Rate:							
0.00% - 1.00%.......	$ 3,698	$ —	$ —	$ —	$ —	$ 3,698	4.84%
1.01% - 2.00%.......	19,726	3,324	—	—	—	23,050	30.15
2.01% - 3.00%.......	4,441	3,619	3,440	47	21	11,568	15.13
3.01% - 4.00%.......	4,062	6,953	439	1,981	3,766	17,201	22.50
4.01% - 5.00%.......	1,742	1,925	2,459	7,565	—	13,691	17.91
5.01% - 6.00%.......	1,958	1,250	2,238	727	—	6,173	8.07
6.01% - 7.00%.......	229	845	—	—	—	1,074	1.40
Total	$ 35,856	$ 17,916	$ 8,576	$ 10,320	$ 3,787	$ 76,455	100.0%

Source: PSB Holdings' prospectus.

EXHIBIT I-15
PSB Holdings, Inc.
Borrowing Activity

	At or For the Nine Months Ended March 31,		At or For the Years Ended June 30,		
	2004	2003	2003	2002	2001
	(Dollars in thousands)				
Maximum amount of advances outstanding at any month end during the period:					
FHLB Advances	$ 32,750	$ 38,250	$ 38,250	$ 43,535	$ 46,645
Average advances outstanding during the period:					
FHLB Advances	27,383	34,766	33,386	41,214	43,928
Balance outstanding at end of period:					
FHLB Advances	29,250	30,000	27,000	39,750	39,384
Weighted average interest rate during the period:					
FHLB Advances	4.11%	4.94%	4.93%	5.33%	6.34%
Weighted average interest rate at the end of period:					
FHLB Advances	3.65%	4.94%	4.95%	5.16%	5.63%

Source: PSB Holdings' prospectus.

EXHIBIT II-1
Description of Office Facilities

Location	Leased or Owned	Year Acquired or Leased	Square Footage	Net Book Value of Real Property (In thousands)
Main Office: 40 Main Street Putnam, Connecticut 06260	Owned	1974	14,938	$ 1,617
Full Service Branches: 100 Averill Road Pomfret Center, Connecticut 06259	Owned	1981	2,487	657
125 Wauregan Road Danielson, Connecticut 06239	Owned	1993	2,452	462
11 Pratt Road Plainfield, Connecticut 06374	Owned	2000	2,162	429
Loan Center: 50 Canal Street Putnam, Connecticut 06260	Owned	2000	2,940	239
ATM Remote Location: 168 Route 169 Woodstock, Connecticut 06281	Leased	2003	30	—
Special Needs Limited Branch[(1)]: Creamery Brook Retirement Village 36 Vina Lane Brooklyn, Connecticut 06234	—	—	—	—
Total				$ 3,404

(1) Our personnel are at this location for approximately three hours once a week. The facility provides a furnished room for us at no cost. Our personnel conduct limited banking activities, such as deposit taking, check cashing, notary and certificate of deposit renewals. We began operating at this location in 2002.

Source: PSB Holdings' prospectus.

EXHIBIT II-2
Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1995:	Quarter 1	9.00%	5.88%	6.49%	7.20%
	Quarter 2	9.00%	5.60%	5.65%	6.21%
	Quarter 3	8.75%	5.40%	5.65%	6.17%
	Quarter 4	8.50%	5.10%	5.18%	5.58%
1996:	Quarter 1	8.25%	5.13%	5.41%	6.34%
	Quarter 2	8.25%	5.18%	5.70%	6.73%
	Quarter 3	8.25%	5.14%	5.71%	6.72%
	Quarter 4	8.25%	5.21%	5.51%	6.43%
1997:	Quarter 1	8.50%	5.35%	6.02%	6.92%
	Quarter 2	8.50%	5.25%	5.67%	6.51%
	Quarter 3	8.50%	5.06%	5.47%	6.12%
	Quarter 4	8.50%	5.36%	5.51%	5.75%
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
As of	May 21, 2004	4.00%	1.02%	1.73%	4.71%

(1) End of period data.

Sources: Federal Reserve and SNL Financial.

EXHIBIT III-1
General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 7, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
GDW	Golden West Fin. Corp. of CA	NYSE	Nationwide	Thrift	86,605	271	12-31	05/59	104.33	15,909
WES	Westcorp of Irvine CA	NYSE	California	Thrift	14,746	18	12-31	05/86	42.60	2,207
NDE	IndyMac Bancorp, Inc. of CA	NYSE	Southern CA	Thrift	14,496	10	12-31	/	31.61	1,826
DSL	Downey Financial Corp. of CA	NYSE	Southern CA,AZ	Thrift	13,525	170	12-31	01/71	50.50	1,412
FED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	5,173	29	12-31	12/83	40.35	690
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Southern CA	Thrift	3,678	26	03-31	03/96	38.20	635
HTHR	Hawthorne Fin. Corp. of CA	OTC	Southern CA	Thrift	2,745	16	12-31	/	31.77	375
CCBI	Commercial Capital Bcrp of CA	OTC	Southern CA	Thrift	1,960	3	12-31	12/02	16.40	494
QCBC	Quaker City Bancorp, Inc of CA	OTC	Los Angeles CA	Thrift	1,810	24	06-30	12/93	54.67	343
UPFC	United PanAm Fin. Corp of CA	OTC	San Francisco CA	Thrift	1,655	4	12-31	04/98	14.55	235
PROV	Provident Fin. Holdings of CA	OTC	Southern CA	M.B.	1,162 S	12	06-30	06/96	25.00	180
HWFG	Harrington West Fncl Grp of CA	OTC	South CA,KS,AZ	Thrift	1,005	11	12-31	11/02	16.72	88
KFED	K-Fed Bancorp of CA MHC (39.1)	OTC	Southern CA	Thrift	923 P	0	12-31	03/04	12.18	177
FPTB	First PacTrust Bancorp of CA	OTC	Southern CA	Thrift	651	9	12-31	08/02	21.62	104
PPBI	Pacific Premier Bncrp of CA	OTC	Southern CA	Thrift	373	3	12-31	06/97	10.64	56
BYFC	Broadway Financial Corp. of CA	OTC	Los Angeles CA	Thrift	240	4	12-31	01/96	13.10	19
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	OTC	Miami FL	Thrift	7,650	41	09-30	12/85	25.49	763
BBX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	4,750	73	12-31	11/83	15.09	893
FFFL	Fidelity Bankshares, Inc of FL	OTC	Southeast FL	Thrift	3,241	42	12-31	05/01	34.26	516
HARB	Harbor Florida Bancshrs of FL	OTC	EastCentral FL	Thrift	2,541	33	09-30	03/98	26.69	635
FFLC	FFLC Bancorp of Leesburg FL	OTC	Central FL	Thrift	982	14	12-31	01/94	25.44	137
FDT	Federal Trust Corp of FL	AMEX	Northcentral FL	Thrift	483	5	12-31	12/97	8.07	54
FCFL	First Community Bk Corp of FL	OTC	West Central FL	Thrift	206	3	12-31	/	20.00	40
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	MA,PA,NJ,CT,RI	M.B.	43,506 D	522	12-31	08/86	21.06	6,528
NYB	New York Community Bcrp of NY (3)	NYSE	NY,NJ	Thrift	26,496	151	12-31	11/93	22.08	5,981
GPT	GreenPoint Fin. Corp. of NY (3)	NYSE	New York City NY	Thrift	23,843	85	12-31	01/94	38.52	5,074
AF	Astoria Financial Corp. of NY	NYSE	New York City NY	Thrift	22,651	86	12-31	11/93	36.81	2,880
HCBK	Hudson Cty Bcp MHC of NJ(35.4) (3)	OTC	New Jersey	Thrift	17,919	82	12-31	07/99	34.73	6,585
ICBC	Independence Comm Bnk Cp of NY	OTC	NY,NJ	Thrift	9,975	81	12-31	03/98	36.46	1,996
NWSB	Northwest Bcrp MHC of PA(41.4)	OTC	PA,NY,OH,MD	Thrift	5,777 D	146	06-30	11/94	20.51	983
WYPT	Waypoint Financial Corp of PA	OTC	PA,MD	Thrift	5,330 D	61	12-31	10/00	26.80	894
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Northern NJ	Thrift	4,258	55	12-31	01/03	17.95	1,080
FNFG	First Niagara Fin. Group of NY (3)	OTC	North/Central NY	Thrift	3,590 D	47	12-31	01/03	12.09	1,017
DCOM	Dime Community Bancshars of NY (3)	OTC	New York City NY	Thrift	3,373	20	12-31	06/96	16.94	634
TRST	TrustCo Bank Corp NY of NY	OTC	NY,FL,VT	Thrift	2,901	61	12-31	/	12.45	925
HRBT	Hudson River Bancorp Inc of NY	OTC	Southeast NY	Thrift	2,619	51	03-31	07/98	17.37	527
WSFS	WSFS Financial Corp. of DE (3)	OTC	Wilmington DE,PA	Div.	2,241	21	12-31	11/86	46.64	343
FSLA	First Sentinel Bancorp of NJ	OTC	Eastern NJ	Thrift	2,205 D	23	12-31	04/98	20.87	570
FFIC	Flushing Fin. Corp. of NY (3)	OTC	New York City NY	Thrift	1,995	11	12-31	11/95	17.62	341
KNBT	KNBT Bancorp, Inc. of PA	OTC	Eastern PA	Thrift	1,896 P	40	12-31	11/03	16.62	492
PFSB	PennFed Fin. Services of NJ	OTC	Northern NJ	Thrift	1,816	22	06-30	07/94	29.38	197
OCFC	OceanFirst Fin. Corp of NJ	OTC	Eastern NJ	Thrift	1,768	17	12-31	07/96	22.45	300
PBCP	Provident Bancorp, Inc. of NY	OTC	Southeastern NY	Thrift	1,720 P	20	09-30	01/04	10.34	410
PVSA	Parkvale Financial Corp of PA	OTC	Southwestern PA	Thrift	1,609	39	06-30	07/87	27.60	155
ESBF	ESB Financial Corp. of PA	OTC	Western PA	Thrift	1,366 D	17	12-31	06/90	12.51	135
PRTR	Partners Trust MHC of NY(46.4)	OTC	Central NY	Thrift	1,318	17	12-31	04/02	22.14	315
FMCO	FMS Fin Corp. of Burlington NJ	OTC	Southern NJ	Thrift	1,251	40	12-31	12/88	16.52	107
GAF	GA Financial Corp., Inc. of PA	AMEX	Pittsburgh PA	Thrift	904	12	12-31	03/96	34.95	176
SFFS	Sound Fed Bancorp, Inc. of NY	OTC	NY,CT	Thrift	891	10	03-31	01/03	12.84	169
NEPF	Northeast PA Fin. Corp of PA	OTC	Northeast PA	Thrift	877	16	09-30	04/98	17.80	74
WGBC	Willow Grove Bancorp Inc of PA	OTC	Philadelphia PA	Thrift	848	14	06-30	04/02	15.17	154
CSBK	Clifton Svg Bp MHC of NJ(45.0)	OTC	Northeast NJ	Thrift	749 P	10	03-31	03/04	11.61	354
WSBI	Warwick Community Bncrp of NY (3)	OTC	Southeast NY,NJ	Thrift	747	10	12-31	12/97	30.63	138

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 7, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
BCSB	BCSB Bankcorp MHC of MD (36.4)	OTC	Northeast MD	Thrift	731	16	09-30	07/98	14.85	88
HARL	Harleysville Svgs Fin Cp of PA	OTC	Southeastern PA	Thrift	694	5	09-30	08/87	30.25	69
SYNF	Synergy Financial Group of NJ	OTC	Central NJ	Thrift	652 P	18	12-31	01/04	9.25	115
PBCI	Pamrapo Bancorp, Inc. of NJ	OTC	Northern NJ	Thrift	639	9	12-31	11/89	24.80	123
FSBI	Fidelity Bancorp, Inc. of PA	OTC	Southwestern PA	Thrift	629	13	09-30	06/88	21.00	56
THRD	TF Fin. Corp. of Newtown PA	OTC	PA,NJ	Thrift	607 D	14	12-31	07/94	30.00	88
FKFS	First Keystone Fin., Inc of PA	OTC	Southeastern PA	Thrift	571	7	09-30	01/95	27.00	52
SVBI	Severn Bancorp, Inc. of MD	OTC	Central Maryland	Thrift	540 D	2	12-31	/	29.05	121
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	539	5	03-31	10/94	21.75	50
GAFC	Greater Atlant. Fin Corp of VA	OTC	North. VA,DC,MD	Thrift	529 D	9	09-30	06/99	6.77	20
ONFC	Oneida Fincl MHC of NY (42.2)	OTC	Central NY	Thrift	427	9	12-31	12/98	9.04	67
WSB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	409 D	5	07-31	08/88	9.25	66
WVFC	WVS Financial Corp. of PA	OTC	Pittsburgh PA	Thrift	400	6	06-30	11/93	18.16	45
ALLB	Alliance Bank MHC of PA (20.0)	OTC	Southeastern PA	Thrift	374 D	8	12-31	03/95	29.28	101
PHSB	PHSB Financial Corp. of PA	OTC	Western PA	Thrift	342	10	12-31	12/01	19.00	55
AFBC	Advance Fin. Bancorp of WV	OTC	Northwest WV,OH	Thrift	319	8	06-30	01/97	17.81	25
LARL	Laurel Capital Group Inc of PA	OTC	Southwestern PA	Thrift	303 D	8	06-30	02/87	20.55	40
ESBK	Elmira Svgs Bank, FSB of NY (3)	OTC	NY,PA	Thrift	285 D	6	12-31	03/85	32.06	33
PBHC	Pathfinder BC MHC of NY (36.8) (3)	OTC	Central NY	Thrift	278 D	6	12-31	11/95	15.50	39
GCBC	Green Co Bcrp MHC of NY (43.9)	OTC	Southeast NY	Thrift	275	6	06-30	12/98	30.30	62
ROME	Rome Bncp Inc MHC of NY (38.9) (3)	OTC	Central NY	Thrift	260	4	12-31	10/99	32.01	136
IFSB	Independence FSB of DC	OTC	Washington DC,MD	Thrift	217 S	4	12-31	06/85	20.41	32
ALFC	Atlantic Liberty Fincl of NY	OTC	Brooklyn, NY	Thrift	160	2	03-31	10/02	18.27	29
GOV	Gouverneur Bcp MHC of NY(42.5)	AMEX	Northern NY	Thrift	96	2	09-30	03/99	12.10	28
Mid-West Companies										
CFB	Commercial Federal Corp. of NE	NYSE	CO,NE,IA,KS,OK	M.B.	12,258	191	12-31	12/84	27.02	1,104
FBC	Flagstar Bancorp, Inc. of MI	NYSE	MI,IN	Thrift	12,186	95	12-31	04/97	20.28	1,234
MAFB	MAF Bancorp, Inc. of IL	OTC	Chicago IL	Thrift	8,933 D	41	12-31	01/90	43.12	1,419
CFFN	Capitol Fd Fn MHC of KS (29.2)	OTC	Kansas	Thrift	8,466	35	09-30	04/99	30.29	2,232
FTFC	First Fed. Capital Corp. of WI	OTC	S. WI,MN,IL	Thrift	3,743	87	12-31	11/89	26.52	595
ABCW	Anchor BanCorp Wisconsin of WI	OTC	Wisconsin	M.B.	3,665 D	54	03-31	07/92	26.52	609
BKMU	Bank Mutual Corp of WI	OTC	WI,MN	Thrift	2,868 P	69	12-31	10/03	10.32	813
TONE	TierOne Corp. of Lincoln NE	OTC	NE,IA,KS	Thrift	2,256	58	12-31	10/02	21.64	391
UCFC	United Community Fin. of OH	OTC	Youngstown OH,PA	Thrift	2,083	34	12-31	07/98	12.00	374
FPFC	First Place Fin. Corp. of OH	OTC	Northeast OH	Thrift	1,654	24	06-30	01/99	16.85	223
CITZ	CFS Bancorp, Inc of Munster IN	OTC	IN,IL	Thrift	1,556	19	12-31	07/98	13.07	161
NASB	NASB Fin, Inc. of Grandview MO	OTC	Western MO	Thrift	1,217 D	9	09-30	09/85	36.24	306
CTZN	Citizens First Bancorp of MI	OTC	Southeast MI	Thrift	1,094 D	15	12-31	03/01	22.14	184
CAFI	Camco Fin Corp of Cambridge OH	OTC	Eastern OH,KY	Thrift	1,057	23	12-31	/	14.13	104
FDEF	First Defiance Fin. Corp of OH	OTC	Northwest OH	Thrift	1,037	17	12-31	10/95	24.54	157
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	918	8	12-31	04/98	24.60	113
HMNF	HMN Financial, Inc. of MN	OTC	Southeast MN,IA	Thrift	900	13	12-31	06/94	25.40	114
HFFC	HF Financial Corp. of SD	OTC	SD,MN	Thrift	823	34	06-30	04/92	15.55	55
MFSF	MutualFirst Fin. Inc. of IN	OTC	Eastcentral IN	Thrift	809	17	12-31	12/99	22.50	117
CASH	First Midwest Fin., Inc. of IA	OTC	IA,SD	Thrift	760	16	09-30	09/93	23.50	59
PFSL	Pocahontas Bancorp, Inc. of AR	OTC	Northeast AR	Thrift	746 D	21	09-30	04/98	17.33	79
PVFC	PVF Capital Corp. of Solon OH	OTC	Cleveland OH	R.E.	742	15	06-30	12/92	14.80	95
PCBI	Peoples Community Bcrp. of OH	OTC	Southwest OH	Thrift	739 S	15	09-30	03/00	21.68	55
FFSX	First Federal Bankshares of IA	OTC	IA,NE	Thrift	633	15	06-30	04/99	22.90	87
LNCB	Lincoln Bancorp of IN	OTC	Central IN	Thrift	580	9	12-31	12/98	16.84	74
WFI	Winton Financial Corp. of OH	AMEX	Cincinnati OH	R.E.	557 D	6	09-30	08/88	15.00	69
HFBC	HopFed Bancorp, Inc. of KY	OTC	Southwest KY	Thrift	541	8	12-31	02/98	17.19	62
FFHH	FSF Financial Corp. of MN	OTC	Southern MN	Thrift	516	13	09-30	10/94	34.70	83
PULB	Pulaski Fin Cp of St. Louis MO	OTC	St. Louis MO	Thrift	497	7	09-30	12/98	17.00	93
PFDC	Peoples Bancorp of Auburn IN	OTC	Northeast IN,MI	Thrift	497	15	09-30	07/87	25.60	86
FSFF	First SecurityFed Fin of IL	OTC	Chicago IL,PA	Thrift	494 D	5	12-31	10/97	35.16	142
ASBI	Ameriana Bancorp of IN	OTC	Eastern IN	Thrift	427	9	12-31	03/87	14.81	47
MFBC	MFB Corp. of Mishawaka IN	OTC	Northern IN	Thrift	427	7	09-30	03/94	35.00	47
FFFD	North Central Bancshares of IA	OTC	Central IA	Thrift	424 D	9	12-31	03/96	38.00	60
FCAP	First Capital, Inc. of IN	OTC	Southern IN	Thrift	409 D	12	12-31	01/99	23.50	67

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 7, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
WOFC	Western Ohio Fin. Corp. of OH	OTC	Western OH	Thrift	400 D	7	12-31	07/94	32.76	58
WAYN	Wayne Savings Bancshares of OH	OTC	Central OH	Thrift	372 D	11	03-31	01/03	15.99	62
CFSL	Chesterfield Financial of IL	OTC	Chicago, IL	Thrift	362 D	3	06-30	05/01	27.87	108
CFSB	Citizens First Fin Corp. of IL	OTC	Central IL	Thrift	350 D	5	12-31	05/96	25.00	38
FFBI	First Federal Bancshares of IL	OTC	Westcentrl IL,MO	Thrift	333	8	12-31	09/00	33.41	62
LSBI	LSB Fin. Corp. of Lafayette IN	OTC	Central IN	Thrift	332	5	12-31	02/95	24.30	33
HMLK	Hemlock Fed. Fin. Corp. of IL	OTC	Chicago IL	Thrift	319 D	6	12-31	04/97	29.00	28
SMBC	Southern Missouri Bncrp of MO	OTC	Southeast MO	Thrift	301	8	06-30	04/94	16.00	37
STBI	Sturgis Bancorp, Inc. of MI	OTC	Southcentral MI	Thrift	287 D	11	12-31	11/88	13.05	37
CHEV	Cheviot Fin Cp MHC of OH(45.0)	OTC	Cincinnati, OH	Thrift	282 P	4	12-31	01/04	10.48	104
FFHS	First Franklin Corp. of OH	OTC	Cincinnati OH	Thrift	277	7	12-31	01/88	17.75	29
FBSI	First Bancshares, Inc. of MO	OTC	Southcentral MO	Thrift	274 D	10	06-30	12/93	20.50	34
PFED	Park Bancorp of Chicago IL	OTC	Chicago IL	Thrift	269	3	12-31	08/96	31.11	36
JXSB	Jcksnville Bcp MHC of IL(46.3)	OTC	Central IL	Thrift	265	8	12-31	04/95	14.00	27
UCBC	Union Community Bancorp of IN	OTC	W.Central IN	Thrift	265	6	12-31	12/97	17.75	37
RIVR	River Valley Bancorp of IN	OTC	Southeast IN	Thrift	255 D	5	12-31	12/96	23.01	38
FFBZ	First Federal Bncrp, Inc of OH	OTC	Eastern OH	Thrift	250	6	09-30	07/92	8.69	29
FFWC	FFW Corporation of Wabash IN	OTC	Central IN	Thrift	239	4	06-30	04/93	22.95	30
FBTC	First BancTrust Corp of IL	OTC	Eastcentral IL	Thrift	229	3	12-31	04/01	25.99	32
WEFC	Wells Fin. Corp. of Wells MN	OTC	Southcentral MN	Thrift	227	8	12-31	04/95	26.97	31
HCBB	HCB Bancshares, Inc. of AR	OTC	Southcentral AR	Thrift	225	4	06-30	05/97	18.22	26
NEIB	Northeast Indiana Bncrp of IN	OTC	Northeast IN	Thrift	222	3	12-31	06/95	21.35	32
FBEI	First Bancorp of Indiana of IN	OTC	Evansville IN	Thrift	212 D	7	06-30	04/99	20.35	33
MCBF	Monarch Community Bncrp of MI	OTC	Southcentral MI	Thrift	205	5	12-31	08/02	13.50	32
BRBI	Blue River Bancshares of IN	OTC	Central IN	Thrift	202	4	12-31	06/98	6.05	21
HFFB	Harrodsburg 1st Fin Bcrp of KY	OTC	Central KY	Thrift	179	6	09-30	10/95	20.00	24
FFED	Fidelity Fed. Bancorp of IN	OTC	Southwestern IN	Thrift	175 D	5	12-31	08/87	1.80	17
ASBP	ASB Financial Corp. of OH	OTC	Southern OH	Thrift	160 D	2	06-30	05/95	23.31	39
GTPS	Great American Bancorp of IL	OTC	East Central IL	Thrift	158	3	12-31	06/95	32.00	24
HLFC	Home Loan Financial Corp of OH	OTC	Central OH	Thrift	158	3	06-30	03/98	20.46	35
LOGN	Logansport Fin. Corp. of IN	OTC	Northern IN	Thrift	154	1	12-31	06/95	19.05	17
HCFC	Home City Fin. Corp. of OH	OTC	Southwest OH	Thrift	152 D	2	12-31	12/96	16.50	14
AMFC	AMB Fin. Corp. of Munster IN	OTC	Northwest IN	Thrift	152	3	12-31	04/96	17.00	17
CKFB	CKF Bancorp of Danville KY	OTC	Central KY	Thrift	147	3	12-31	01/95	15.25	22
FKKY	Frankfort First Bancorp of KY	OTC	Frankfort KY	Thrift	139 D	3	06-30	07/95	21.61	27
FFDF	FFD Financial Corp of Dover OH	OTC	Northeast OH	Thrift	138 D	3	06-30	04/96	14.05	17
PSFC	Peoples Sidney Fin. Corp of OH	OTC	WestCentral OH	Thrift	137	4	06-30	04/97	15.77	23
NBSI	North Bancshares of Chicago IL	OTC	Chicago IL	Thrift	134 D	2	12-31	12/93	22.24	25
CIBI	Community Inv. Bncp, Inc of OH	OTC	NorthCentral OH	Thrift	122	3	06-30	02/95	14.87	16
PBNC	PFS Bancorp Inc. of Aurora IN	OTC	Southeastern IN	Thrift	118 D	3	12-31	10/01	19.50	29
SOBI	Sobieski Bancorp of S. Bend IN	OTC	Northern IN	Thrift	111 D	3	06-30	03/95	5.99	4
GCFC	Central Federal Corp. of OH	OTC	Northeast OH	Thrift	107 D	3	12-31	12/98	12.95	26
WCFB	Wbstr Cty Fed MHC of IA (39.0)	OTC	Central IA	Thrift	105	1	12-31	08/94	14.00	53
FNFI	First Niles Fin., Inc. of OH	OTC	Central Ohio	Thrift	99	1	12-31	10/98	18.29	25
HWEN	Home Financial Bancorp of IN	OTC	Central IN	Thrift	61 D	2	06-30	07/96	6.11	8
New England Companies										
PBCT	Peoples Bank MHC of CT (41.6) (3)	OTC	CT	Div.	10,669	155	12-31	07/88	30.90	2,892
NABC	NewAlliance Bancshares of CT	OTC	Connecticut	Thrift	6,280 P	0	12-31	04/04	13.75	1,561
SCFS	Seacoast Fin Serv Corp of MA (3)	OTC	Southeast MA	Thrift	4,453	53	12-31	11/98	33.68	873
BFD	BostonFed Bancorp, Inc. of MA	AMEX	Eastern MA	M.B.	1,668	18	12-31	10/95	30.00	136
BRKL	Brookline Bancorp, Inc. of MA (3)	OTC	Eastern MA	Thrift	1,591	6	12-31	07/02	14.22	838
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,264	14	12-31	06/00	34.75	206
MASB	MassBank Corp. of Reading MA (3)	OTC	Eastern MA	Thrift	1,006	15	12-31	05/86	33.00	146
WRO	Woronoco Bancorp, Inc. of MA	AMEX	Southwest MA	Thrift	825	9	12-31	03/99	30.33	111
WFD	Westfield Finl MHC of MA(46.5) (3)	AMEX	Southwestern MA	Thrift	795 D	10	12-31	12/01	20.00	210
NMIL	Newmil Bancorp, Inc. of CT (3)	OTC	Western CT	Thrift	714	20	12-31	02/86	28.49	120
NHTB	NH Thrift Bancshares of NH	OTC	Central NH	Thrift	560	14	12-31	05/86	30.25	62
NBN	Northeast Bancorp of Auburn ME (3)	AMEX	Eastern ME	Thrift	497 D	12	06-30	08/87	19.45	49
HIFS	Hingham Inst. for Sav. of MA (3)	OTC	Eastern MA	Thrift	489	7	12-31	12/88	40.75	85
CEBK	Central Bncrp of Somerville MA (3)	OTC	Eastern MA	Thrift	478 D	10	03-31	10/86	34.52	57

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
June 7, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
New England Companies (continued)										
LSBX	LSB Corp of No. Andover MA (3)	OTC	Northeastern MA	Thrift	466 D	6	12-31	05/86	15.17	65
MYST	Mystic Financial, Inc. of MA (3)	OTC	Eastern MA	Thrift	434 D	6	06-30	01/98	28.10	44
MFLR	Mayflower Co-Op. Bank of MA (3)	OTC	Southeastern MA	Thrift	209 D	5	04-30	12/87	15.20	31
FCB	Falmouth Bancorp, Inc. of MA (3)	AMEX	Southeast MA	Thrift	159	3	09-30	03/96	36.39	33
North-West Companies										
WFSL	Washington Federal, Inc. of WA	OTC	WA,OR,AZ,ID,UT	Thrift	7,545 D	118	09-30	11/82	23.02	1,807
STSA	Sterling Financial Corp of WA	OTC	WA,ID,MT,OR	M.B.	6,095	83	12-31	06/83	31.21	704
FMSB	First Mutual Bncshrs Inc of WA (3)	OTC	Western WA	Thrift	909	10	12-31	12/85	23.61	124
HRZB	Horizon Financial Corp. of WA (3)	OTC	Northwest WA	Thrift	859	16	03-31	08/86	19.29	201
RPFG	Ranier Pacific Fin Group of WA	OTC	Western WA	Thrift	782 P	12	12-31	10/03	15.99	135
EVRT	Evertrust Fin. Grp, Inc. of WA (3)	OTC	Northeast WA	Thrift	735 S	15	03-31	10/99	18.61	128
FBNW	FirstBank NW Corp. of WA	OTC	West WA,ID,OR	Thrift	685 D	20	03-31	07/97	25.02	74
HFWA	Heritage Financial Corp of WA	OTC	NW WA	Thrift	651	18	12-31	01/98	18.52	112
RVSB	Riverview Bancorp, Inc. of WA	OTC	Southwest WA	Thrift	520	13	03-31	10/97	20.50	102
TSBK	Timberland Bancorp, Inc. of WA	OTC	Westcentral WA	Thrift	446	15	09-30	01/98	22.28	87
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC	OTC	Charleston SC,NC	Thrift	2,456	44	09-30	11/83	30.13	378
CFCP	Coastal Fin. Corp. of SC	OTC	SC,NC	Thrift	1,263	18	09-30	09/90	13.67	197
CHFN	Charter Fincl MHC of GA (19.0)	OTC	SW GA, East. AL	Thrift	1,016	8	09-30	10/01	32.57	637
FFBH	First Fed. Bancshares of AR	OTC	Northern AR	Thrift	697	15	12-31	05/96	20.00	106
TSH	Teche Hlding Cp of N Iberia LA	AMEX	Southern LA	Thrift	579	14	09-30	04/95	35.60	81
CSBC	Citizens South Banking of NC	OTC	Southwest NC	Thrift	495	9	12-31	10/02	12.86	108
JFBI	Jefferson Bancshares Inc of TN	OTC	Eastern TN	Thrift	322 P	1	06-30	07/03	11.63	98
CFFC	Community Fin. Corp. of VA	OTC	Central VA	Thrift	321 D	8	03-31	03/88	19.40	40
DFBS	Dutchfork Bancshares Inc of SC	OTC	Central SC	Thrift	226 D	3	09-30	07/00	38.69	44
GSLA	GS Financial Corp. of LA	OTC	New Orleans LA	Thrift	215 D	4	12-31	04/97	19.64	26
SSFC	South Street Fin. Corp. of NC (3)	OTC	South Central NC	Thrift	213	2	12-31	10/96	10.00	31
PEDE	Great Pee Dee Bancorp of SC	OTC	Northeast SC	Thrift	157	2	06-30	12/97	15.49	28
SZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	133 D	3	09-30	02/95	16.00	12
UTBI	United Tenn. Bankshares of TN	OTC	Eastern TN	Thrift	117 D	3	12-31	01/98	17.00	21
South-West Companies										
FBTX	Franklin Bank Corp of TX	OTC	Austen	Thrift	2,595	0	12-31	/	17.49	371
GUPB	GFSB Bancorp, Inc of Gallup NM	OTC	Northwest NM	Thrift	239	2	06-30	06/95	21.59	25
AABC	Access Anytime Bancorp of NM	OTC	Eastern NM	Thrift	205	7	12-31	08/86	13.70	18
Western Companies (Excl CA)										
MTXC	Matrix Bancorp, Inc. of CO	OTC	NM,CO,AZ	Thrift	1,754	4	12-31	10/96	11.79	77
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) FDIC savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 06/07/04

EXHIBIT III-2
Public Market Pricing of All MHC Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
MHC INSTITUTIONS -- IMPLIED PRICING RATIOS FULL CONVERSION BASIS
Home Federal and the Comparables
As of May 21, 2004

	Fully Converted Implied Value		Per Share (8)		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
																Reported		Core	
	Price/ Share(1) ($)	Implied Market Val(8) ($Mil)	Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Home Federal																			
Superrange	10.00	132.25	0.34	11.81	29.26	84.66	21.66	84.66	32.80	0.00	0.00	0.00	611	25.58	0.09	0.74	2.89	0.66	2.58
Range Maximum	10.00	115.00	0.40	12.28	25.11	81.41	19.31	81.41	28.10	0.00	0.00	0.00	596	23.71	0.10	0.77	3.24	0.69	2.90
Range Midpoint	10.00	100.00	0.46	12.82	21.59	77.98	17.16	77.98	24.13	0.00	0.00	0.00	583	22.01	0.10	0.79	3.61	0.71	3.23
Range Minimum	10.00	85.00	0.55	13.56	18.15	73.77	14.92	73.77	20.26	0.00	0.00	0.00	570	20.23	0.10	0.82	4.06	0.74	3.64
All Public Companies(7)																			
Averages	21.76	414.06	0.97	14.39	17.29	152.21	16.65	163.57	19.49	0.47	2.18	35.76	2,615	10.86	0.64	0.84	9.10	0.68	7.14
Medians	---	---	---	---	16.04	145.27	15.15	154.20	18.47	---	---	---	---	---	---	---	---	---	---
Publicly-Traded MHC Institutions, Full Conversion Basis																			
Averages	20.80	881.35	0.54	20.81	24.16	98.15	25.14	101.35	26.80	0.54	2.48	45.00	3,250	25.41	0.52	0.73	3.04	0.64	2.59
Medians	---	---	---	---	20.64	95.28	23.54	97.54	26.27	---	---	---	---	---	---	---	---	---	---
Publicly-Traded MHC Institutions, Full Conversion Basis																			
ALLB Alliance Bank MHC of PA (20.0)	29.28	107.43	0.85	31.74	34.45	92.25	23.57	92.25	34.45	0.36	1.23	42.35	456	25.55	1.61	0.68	2.68	0.68	2.68
BCSB BCSB Bankcorp MHC of MD (36.4)	14.85	87.60	0.13	15.90	NM	93.40	11.25	96.18	NM	0.50	3.37	NM	779	12.04	0.17	0.13	1.01	0.11	0.82
CFFN Capitol Fd Fn MHC of KS (29.2)	30.29	2232.13	0.53	31.63	NM	95.76	22.72	95.76	NM	2.00	6.60	NM	9,826	23.72	0.14	0.40	1.70	0.39	1.67
CHFN Charter Fincl MHC of GA (19.0)	32.57	637.39	0.44	35.62	NM	91.44	43.65	92.21	NM	0.80	2.46	NM	1,460	47.74	0.64	0.76	1.63	0.59	1.26
CHEV Cheviot Fin Cp MHC of OH(45.0)	10.48	103.95	0.28	12.38	NM	84.65	31.35	84.65	NM	0.20	1.91	71.43	332	37.03	NA	0.87	2.34	0.84	2.26
CSBK Clifton Svg Bp MHC of NJ(45.0)	11.61	354.45	0.18	11.69	NM	99.32	38.66	99.32	NM	0.00	0.00	0.00	917	38.93	NA	0.60	1.54	0.60	1.54
GOV Gouverneur Bcp MHC of NY(42.5)	12.10	27.61	0.37	13.78	31.03	87.81	25.20	87.81	32.70	0.26	2.15	70.27	110	28.70	0.86	0.85	2.85	0.81	2.70
GCBC Green Co Bcrp MHC of NY (43.9)	30.30	62.21	1.47	29.32	20.61	103.34	20.42	103.34	20.61	0.80	2.64	54.42	305	19.76	0.15	1.04	5.10	1.04	5.10
HCBK Hudson Cty Bcp MHC of NJ(35.4)	34.73	6584.91	1.25	26.64	26.11	130.37	30.51	130.37	27.78	0.68	1.96	54.40	21,581	23.41	0.13	1.27	5.03	1.19	4.73
JXSB Jcksnville Bcp MHC of IL(46.3)	14.00	27.33	0.08	17.22	NM	81.30	9.84	89.46	NM	0.30	2.14	NM	278	12.10	1.20	0.28	2.30	0.06	0.47
KFED K-Fed Bancorp of CA MHC (39.1)	12.18	177.21	0.24	12.24	NM	99.51	17.45	99.51	NM	0.00	0.00	0.00	1,016	17.54	NA	0.33	1.88	0.34	1.96
NWSB Northwest Bcrp MHC of PA(41.4)	20.51	983.13	0.96	20.56	19.72	99.76	15.67	116.87	21.36	0.40	1.95	41.67	6,272	15.71	0.64	0.84	5.56	0.78	5.13
ONFC Oneida Fincl MHC of NY (42.2)	9.04	67.38	0.37	11.45	20.09	78.95	14.64	92.81	24.43	0.37	4.09	NM	460	18.54	0.10	0.73	4.01	0.60	3.30
PBHC Pathfinder BC MHC of NY (36.8)	15.50	38.81	0.59	17.13	20.67	90.48	12.98	101.57	26.27	0.40	2.58	67.80	299	14.34	NA	0.62	4.38	0.49	3.45
PBCT Peoples Bank MHC of CT (41.6)	30.90	3974.51	0.59	27.58	20.60	112.04	30.44	115.69	NM	1.16	3.75	NM	13,058	27.17	0.31	1.38	5.67	0.54	2.23
ROME Rome Bncp Inc MHC of NY (38.9)	32.01	135.82	0.62	25.23	NM	126.87	41.00	126.87	NM	0.60	1.87	NM	331	32.32	0.54	0.66	2.05	0.79	2.44
WCFB Wbstr Cty Fed MHC of IA (39.0)	14.00	52.81	0.39	13.38	NM	104.63	39.71	104.87	NM	0.68	4.86	NM	133	37.95	0.46	1.10	2.93	1.10	2.93
WFD Westfield Finl MHC of MA(46.5)	20.00	209.68	0.42	21.10	NM	94.79	23.52	94.79	NM	0.20	1.00	47.62	892	24.81	0.37	0.52	2.13	0.49	1.99

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing twelve month data, adjusted to omit non-operating gains and losses on a tax effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3
Peer Group Market Area Comparative Analysis

Exhibit III-3
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2003 (000)	Proj. Pop. 2008	2000-2003 % Change	2003-2008 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
Alliance Bank MHC of PA	Delaware	551	551	551	0.1%	0.0%	30,077	121.2%	4.1%
BCSB Bancorp, Inc., MHC of MD	Baltimore	754	770	795	2.0%	3.2%	30,456	103.0%	2.8%
Gouverneur Bancorp of NY	St. Lawrence	112	111	111	-0.4%	-0.8%	17,729	65.2%	5.0%
Greene Co. Bancorp MHC of NY	Greene	48	49	50	1.0%	1.7%	21,243	77.9%	27.5%
Jacksonville SB MHC of IL	Morgan	37	37	37	1.8%	-0.1%	20,359	78.4%	29.1%
Oneida Financial MHC of NY	Madison	69	71	72	1.8%	1.7%	22,252	81.9%	36.6%
Pathfinder Bancorp MHC of NY	Oswego	122	122	123	0.0%	0.1%	18,959	69.8%	17.6%
Rome Bancorp MHC of NY	Oneida	235	233	229	-1.1%	-1.5%	20,966	77.2%	6.2%
Westfield Financial Group MHC of MA	Hampden	456	457	458	0.3%	0.2%	21,405	73.5%	10.3%
Webster City Fed. Bancorp MHC of IA	Hamilton	16	16	16	-0.1%	0.0%	21,593	95.6%	23.7%
	Averages:	**240**	**242**	**244**	**0.5%**	**0.5%**	**22,504**	**84.4%**	**16.3%**
	Medians:	**117**	**117**	**117**	**0.2%**	**0.1%**	**21,324**	**78.1%**	**14.0%**
PSB Holdings, Inc.	**Windham**	**109**	**111**	**113**	**1.8%**	**1.8%**	**22,757**	**69.4%**	**15.1%**

(1) Total institution deposits in headquarters county as percent of total county deposits.

EXHIBIT IV-1
Stock Prices:
As of May 21, 2004

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part One
Prices As Of May 21, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. SAIF-Insured Thrifts(no MHC)														
SAIF-Insured Thrifts(159)	21.75	14,373	408.6	25.18	17.29	21.49	0.98	19.27	-3.26	1.27	1.01	15.05	14.11	164.11
NYSE Traded Companies(11)	38.90	79,349	3,210.7	44.47	27.73	38.08	2.22	38.35	-1.17	3.06	2.91	20.54	19.31	283.79
AMEX Traded Companies(10)	21.18	4,050	76.8	25.27	16.61	20.39	3.95	24.85	-4.04	1.36	0.97	15.69	15.13	191.14
NASDAQ Listed OTC Companies(138)	20.26	9,317	182.3	23.45	16.41	20.09	0.65	17.15	-3.39	1.10	0.85	14.51	13.57	151.42
California Companies(15)	34.58	32,388	1,983.1	39.34	24.13	33.94	1.91	48.57	2.96	2.50	2.55	18.25	18.03	244.63
Florida Companies(7)	22.15	20,293	434.1	26.48	16.31	22.17	0.02	7.76	-0.40	1.20	1.13	10.92	10.49	145.05
Mid-Atlantic Companies(34)	20.38	24,520	533.7	24.20	16.65	20.30	0.00	18.02	-7.87	1.10	0.82	13.11	12.07	162.61
Mid-West Companies(76)	20.47	6,865	139.8	23.39	16.55	20.20	1.17	17.07	-2.51	1.15	0.85	15.63	14.80	154.42
New England Companies(4)	26.08	30,943	467.6	32.55	20.79	25.50	2.35	29.62	-0.88	1.59	0.93	18.92	15.29	229.95
North-West Companies(7)	22.36	18,196	431.5	25.68	19.41	21.94	1.76	18.47	-6.71	1.34	1.15	15.80	13.19	145.48
South-East Companies(12)	19.22	5,314	99.4	22.20	15.95	19.01	0.67	16.75	-5.60	1.14	0.88	14.65	14.22	132.25
South-West Companies(3)	17.59	7,904	138.1	20.47	13.95	17.57	0.09	-11.11	-4.30	0.89	0.57	13.20	11.84	161.07
Western Companies (Excl CA)(1)	11.79	6,519	76.9	11.96	8.00	11.01	7.08	18.97	27.46	0.26	0.27	10.93	10.93	269.03
Thrift Strategy(150)	21.68	11,769	359.1	25.13	17.30	21.43	0.89	18.57	-3.26	1.24	1.02	15.14	14.30	162.31
Mortgage Banker Strategy(7)	25.13	66,755	1,450.6	28.61	18.66	24.68	1.85	31.54	-4.94	1.71	1.00	14.82	11.76	211.44
Real Estate Strategy(2)	14.90	5,494	81.8	16.34	11.87	14.30	4.35	23.39	2.90	1.12	0.66	9.64	9.63	118.55
Companies Issuing Dividends(139)	22.31	13,850	416.1	25.68	17.88	22.05	1.04	19.65	-3.49	1.37	1.13	15.44	14.56	164.26
Companies Without Dividends(20)	16.96	18,832	344.5	20.88	12.30	16.77	0.47	16.05	-1.31	0.40	0.03	11.67	10.29	162.83
Equity/Assets <6%(12)	17.24	11,874	233.3	21.12	12.54	17.29	-0.11	25.75	-3.15	0.50	-0.30	10.28	9.76	198.23
Equity/Assets 6-12%(106)	23.69	15,309	515.1	27.36	18.59	23.37	1.18	18.91	-3.20	1.53	1.30	15.64	14.51	185.01
Equity/Assets >12%(41)	18.43	12,871	203.2	21.12	15.61	18.22	0.83	18.10	-3.45	0.87	0.71	15.11	14.52	102.19
Converted Last 3 Mths (no MHC)(1)	13.75	113,507	1,560.7	15.72	12.92	13.53	1.63	37.50	37.50	0.33	0.36	12.09	7.75	55.33
Actively Traded Companies(12)	35.50	73,108	3,113.3	39.79	26.87	34.92	1.38	28.78	-2.25	2.36	3.20	18.51	15.59	233.97
Market Value Below $20 Million(11)	13.64	1,049	14.1	15.95	11.22	13.77	-0.51	10.65	-6.75	0.02	-0.28	12.17	11.94	145.64
Holding Company Structure(157)	21.84	14,424	411.0	25.28	17.36	21.58	0.97	19.29	-3.28	1.27	1.01	15.11	14.17	164.86
Assets Over $1 Billion(52)	25.72	38,158	1,150.4	29.84	19.51	25.39	1.18	26.64	-2.67	1.71	1.46	14.88	13.49	185.08
Assets $500 Million-$1 Billion(36)	21.36	4,716	91.0	24.91	17.68	21.00	1.49	18.12	-6.02	1.25	0.93	15.42	14.22	179.38
Assets $250-$500 Million(33)	20.55	3,104	54.2	23.43	16.72	20.29	0.89	17.40	-1.30	1.25	1.04	15.48	14.78	153.22
Assets less than $250 Million(38)	17.72	1,411	24.1	20.55	14.31	17.66	0.26	11.87	-3.02	0.67	0.45	14.51	14.25	129.03
Goodwill Companies(98)	22.33	17,165	404.8	25.83	17.63	22.06	0.99	20.19	-3.74	1.35	1.01	15.08	13.64	170.00
Non-Goodwill Companies(61)	20.77	9,632	415.0	24.07	16.72	20.53	0.97	17.71	-2.44	1.13	1.01	14.99	14.91	154.10
Acquirors of FSLIC Cases(6)	43.94	60,593	4,055.8	49.06	33.74	43.11	1.07	23.21	-0.79	2.99	4.48	23.74	22.65	316.70

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 21, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. BIF-Insured Thrifts(no MHC)														
BIF-Insured Thrifts(25)	22.70	29,315	560.6	26.49	18.33	22.54	0.87	18.31	-6.31	1.34	1.19	14.19	13.32	147.88
NYSE Traded Companies(3)	20.02	165,520	3,530.5	28.56	17.76	20.83	-3.50	3.98	-13.83	1.01	1.03	13.12	9.16	84.30
AMEX Traded Companies(3)	27.10	4,234	127.8	29.85	19.83	26.04	3.49	32.51	-1.61	1.59	1.31	17.95	16.92	204.55
NASDAQ Listed OTC Companies(19)	22.48	15,424	243.5	25.81	18.22	22.32	1.09	18.33	-5.96	1.35	1.19	13.85	13.39	148.75
Mid-Atlantic Companies(9)	19.79	78,829	1,514.3	24.53	16.72	19.85	-0.18	9.91	-10.89	1.22	1.06	11.98	10.06	113.77
New England Companies(12)	26.37	8,770	164.2	30.58	21.26	26.46	-0.51	22.23	-6.12	1.53	1.37	16.91	16.33	184.33
North-West Companies(3)	20.50	7,514	150.9	21.99	14.88	19.05	7.85	25.28	1.53	1.28	1.12	11.49	11.47	120.81
South-East Companies(1)	10.00	3,080	30.8	10.95	9.05	9.99	0.10	8.70	-4.21	0.36	0.36	8.33	8.33	69.30
Thrift Strategy(24)	22.70	29,315	560.6	26.49	18.33	22.54	0.87	18.31	-6.31	1.34	1.19	14.19	13.32	147.88
Companies Issuing Dividends(25)	22.70	29,315	560.6	26.49	18.33	22.54	0.87	18.31	-6.31	1.34	1.19	14.19	13.32	147.88
Equity/Assets <6%(1)	23.61	5,248	123.9	25.25	15.35	22.35	5.64	45.74	6.02	1.64	1.46	10.30	10.30	173.27
Equity/Assets 6-12%(17)	26.34	7,214	151.0	30.25	20.98	26.31	0.15	23.31	-6.03	1.65	1.44	16.33	15.66	190.64
Equity/Assets >12%(7)	16.32	70,640	1,325.1	20.23	14.21	16.12	1.43	5.83	-8.55	0.76	0.72	11.07	9.74	70.96
Actively Traded Companies(5)	28.55	4,574	110.8	32.98	24.71	28.58	0.66	12.99	-6.56	1.86	1.80	19.01	18.68	188.17
Holding Company Structure(22)	21.52	34,185	650.8	25.38	17.45	21.34	1.14	17.21	-7.54	1.20	1.09	13.71	12.73	137.77
Assets Over $1 Billion(11)	21.08	67,657	1,280.4	26.80	18.02	21.04	0.23	10.62	-12.81	1.08	1.05	13.43	11.81	108.94
Assets $500 Million-$1 Billion(5)	22.50	6,691	143.3	23.95	16.15	21.32	6.19	24.53	0.67	1.42	1.28	11.84	11.31	132.93
Assets $250-$500 Million(6)	28.34	2,193	55.6	31.28	22.97	28.60	-1.01	23.53	-3.90	1.86	1.55	18.64	18.27	230.54
Assets less than $250 Million(3)	12.60	2,563	30.9	15.98	10.06	12.85	-1.54	21.01	-1.47	0.65	0.45	8.53	8.50	85.63
Goodwill Companies(17)	23.34	38,785	761.3	27.64	18.98	23.20	0.81	16.58	-6.75	1.42	1.23	14.72	13.38	150.76
Non-Goodwill Companies(8)	21.49	11,728	187.8	24.35	17.13	21.33	0.99	21.54	-5.49	1.20	1.10	13.20	13.20	142.54

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 21, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
SAIF-Insured Thrifts(14)	18.55	17,157	123.6	24.48	15.55	19.12	-3.35	7.88	-5.22	0.42	0.37	9.23	8.69	79.48
BIF-Insured Thrifts(5)	26.63	60,087	739.0	31.32	18.44	29.38	-7.09	37.25	0.91	0.85	0.57	9.73	9.12	91.31
AMEX Traded Companies(2)	16.05	6,383	54.6	19.75	13.66	15.93	0.67	18.07	-6.20	0.34	0.32	9.85	9.85	58.94
NASDAQ Listed OTC Companies(17)	21.39	31,920	324.5	27.21	16.69	22.73	-5.02	15.78	-3.18	0.57	0.44	9.31	8.68	85.74
California Companies(1)	12.18	14,549	69.3	14.00	11.00	12.04	1.16	21.80	21.80	0.16	0.17	5.86	5.86	63.42
Mid-Atlantic Companies(11)	20.99	29,594	308.0	27.01	16.09	21.66	-4.54	14.23	-6.92	0.59	0.56	8.82	8.12	87.75
Mid-West Companies(4)	17.19	22,334	182.8	22.65	15.35	17.22	-0.51	8.11	-7.05	0.30	0.22	9.35	8.95	76.79
New England Companies(2)	25.45	52,042	650.2	29.62	17.66	32.24	-14.91	41.75	13.29	1.07	0.43	12.14	11.54	94.92
South-East Companies(1)	32.57	19,570	120.9	41.00	25.72	33.54	-2.89	8.57	-14.29	0.32	0.19	12.92	12.62	51.91
Thrift Strategy(18)	20.20	25,287	241.1	25.95	16.27	20.64	-2.83	12.77	-6.22	0.47	0.42	9.19	8.67	80.93
Diversified Strategy(1)	30.90	93,600	1,202.8	33.73	17.70	44.67	-30.83	71.57	42.40	1.78	0.54	12.38	11.18	113.99
Companies Issuing Dividends(17)	21.91	29,900	317.1	27.92	16.99	23.23	-4.94	15.67	-6.32	0.59	0.46	9.79	9.15	87.61
Companies Without Dividends(2)	11.90	22,540	114.4	14.13	11.24	11.89	0.03	18.95	18.95	0.14	0.15	6.03	6.03	43.98
Equity/Assets 6-12%(10)	23.25	43,523	476.4	29.45	18.08	25.09	-5.41	17.36	-2.19	0.73	0.54	10.11	9.30	112.06
Equity/Assets >12%(9)	17.73	11,032	67.3	22.54	14.19	18.08	-3.11	14.38	-5.18	0.30	0.28	8.45	8.19	46.15
Holding Company Structure(16)	21.31	25,653	258.0	27.53	16.94	21.80	-3.21	11.94	-9.57	0.51	0.46	9.62	9.02	85.86
Assets Over $1 Billion(6)	29.80	84,880	941.9	36.27	22.02	32.66	-6.63	31.31	-0.17	0.90	0.59	11.21	10.30	99.16
Assets $500 Million-$1 Billion(4)	14.66	15,366	89.5	19.11	13.69	15.00	-2.11	11.33	0.53	0.18	0.16	7.93	7.82	71.92
Assets $250-$500 Million(7)	20.09	4,509	28.9	26.55	15.67	20.85	-5.22	3.40	-9.71	0.56	0.49	9.58	8.85	90.90
Assets less than $250 Million(2)	13.05	3,027	16.2	15.63	9.90	13.11	-0.40	31.49	1.71	0.32	0.31	6.92	6.90	34.98
Goodwill Companies(9)	18.92	22,836	229.8	25.12	14.93	21.55	-9.64	11.13	-8.42	0.60	0.35	9.47	8.20	92.79
Non-Goodwill Companies(8)	25.11	37,543	407.2	30.75	19.14	25.07	0.28	22.33	-2.10	0.57	0.57	9.92	9.92	86.81
MHC Institutions(19)	20.80	29,082	294.6	26.38	16.35	21.97	-4.39	16.04	-3.51	0.54	0.43	9.37	8.81	82.77
MHC Converted Last 3 Months(2)	11.90	22,540	114.4	14.13	11.24	11.89	0.03	18.95	18.95	0.14	0.15	6.03	6.03	43.98

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 21, 2004

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From						Tangible	
		Price/ Share(1)	Outst- anding	Capital- ization(9)	High	Low	Last Week	Last Week	52 Wks Ago(2)	Dec 31, 2000(2)	Trailing 12 Mo. EPS(3)	12 Mo. Core EPS(3)	Book Value/ Share	Book Value/ Share(4)	Assets/ Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
	NYSE Traded Companies														
AF	Astoria Financial Corp. of NY	36.81	78,231	2,879.7	42.55	24.94	35.65	3.25	45.67	-1.05	2.44	2.29	18.43	16.06	289.54
BBX	BankAtlantic Bancorp of FL	15.09	59,208	893.4	19.75	10.57	15.01	0.53	38.57	-20.58	1.18	1.34	7.26	5.77	80.23
CFB	Commercial Federal Corp. of NE	27.02	40,870	1,104.3	28.48	20.10	26.18	3.21	33.43	1.16	2.08	1.36	18.52	14.16	299.92
DSL	Downey Financial Corp. of CA	50.50	27,954	1,411.7	55.49	39.74	48.34	4.47	21.69	2.43	2.88	1.59	33.07	32.96	483.84
FED	FirstFed Financial Corp. of CA	40.35	17,091	689.6	49.05	31.82	39.96	0.98	22.83	-7.24	3.74	3.67	26.46	26.06	302.68
FBC	Flagstar Bancorp, Inc. of MI	20.28	60,832	1,233.7	28.11	18.10	19.90	1.91	9.39	-5.32	4.11	0.82	11.05	11.05	200.32
GDW	Golden West Fin. Corp. of CA	104.33	152,492	15,909.5	116.91	75.75	102.70	1.59	37.08	1.10	7.51	16.17	40.95	40.95	567.93
GPT	GreenPoint Fin. Corp. of NY(8)*	38.52	131,722	5,073.9	47.30	28.85	38.57	-0.13	19.59	9.06	3.47	1.04	14.79	11.79	181.01
NDE	IndyMac Bancorp, Inc. of CA	31.61	57,782	1,826.5	37.44	21.17	30.29	4.36	34.34	6.11	3.05	-1.61	18.26	17.68	250.87
NYB	New York Community Bcrp of NY*	22.08	270,890	5,981.3	35.57	19.61	23.60	-6.44	12.54	-22.63	1.43	1.48	12.54	5.01	97.81
PFB	PFF Bancorp, Inc. of Pomona CA	38.20	16,615	634.7	40.61	25.27	37.60	1.60	50.04	5.29	2.55	2.45	19.13	19.05	221.35
PFS	Provident Fin. Serv. Inc of NJ*	17.95	60,150	1,079.7	21.55	15.91	18.05	-0.55	-4.57	-5.03	0.59	0.57	13.69	13.31	70.79
SOV	Sovereign Bancorp, Inc. of PA	21.06	309,962	6,527.8	25.20	15.04	20.40	3.24	40.21	-11.33	1.30	1.12	10.52	6.34	140.36
WES	Westcorp of Irvine CA	42.60	51,799	2,206.6	45.57	22.50	42.90	-0.70	88.58	16.55	2.77	2.77	22.34	22.33	284.67
	AMEX Traded Companies														
BHL	Berkshire Hills Bancorp of MA*	34.75	5,935	206.2	39.20	24.66	32.88	5.69	36.22	-4.01	1.65	1.58	21.54	19.82	212.89
BFD	BostonFed Bancorp, Inc. of MA	30.00	4,527	135.8	38.30	24.00	31.09	-3.51	20.05	-14.04	1.26	-0.19	21.12	17.34	368.43
CNY	Carver Bancorp, Inc. of NY	21.75	2,285	49.7	26.50	15.07	19.85	9.57	45.48	-14.37	2.03	1.99	18.44	18.44	235.81
EFC	EFC Bancorp, Inc of Elgin IL	24.60	4,605	113.3	28.49	18.01	23.66	3.97	24.56	2.93	1.64	1.48	17.59	17.59	199.25
FCB	Falmouth Bancorp, Inc. of MA(8)*	36.39	917	33.4	39.00	24.50	36.26	0.36	41.32	0.39	0.44	-0.28	19.03	19.03	173.13
FDT	Federal Trust Corp of FL	8.07	6,662	53.8	8.25	5.59	8.00	0.88	34.50	0.88	0.44	0.36	4.12	4.12	72.46
GAF	GA Financial Corp., Inc. of PA(8)	34.95	5,047	176.4	35.25	24.85	34.89	0.17	38.42	0.63	1.24	1.10	19.31	19.31	179.13
GOV	Gouverneur Bcp MHC of NY(42.5)	12.10	2,282	11.7	14.00	9.70	12.06	0.33	24.23	3.42	0.33	0.31	7.80	7.80	42.03
NBN	Northeast Bancorp of Auburn ME*	19.45	2,533	49.3	20.50	15.00	19.20	1.30	28.81	0.78	1.52	1.04	14.36	14.02	196.20
SZB	SouthFirst Bancshares of AL	16.00	719	11.5	17.80	13.45	15.90	0.63	14.37	-7.51	0.18	-0.84	16.22	15.47	185.23
TSH	Teche Hlding Cp of N Iberia LA	35.60	2,263	80.6	41.50	29.58	34.35	3.64	20.35	-1.87	2.80	2.63	25.90	25.90	255.86
WSB	Washington SB, FSB of Bowie MD	9.25	7,117	65.8	11.09	7.81	8.98	3.01	16.35	0.00	1.10	0.89	6.10	6.10	57.52
WFD	Westfield Finl MHC of MA(46.5)*	20.00	10,484	97.5	25.50	17.62	19.80	1.01	11.92	-15.82	0.35	0.32	11.90	11.90	75.85
WFI	Winton Financial Corp. of OH	15.00	4,601	69.0	15.00	11.65	13.80	8.70	23.97	13.98	1.05	0.82	9.53	9.51	120.98
WRO	Woronoco Bancorp, Inc. of MA	30.33	3,673	111.4	40.50	24.30	27.90	8.71	24.05	-16.33	1.75	1.56	22.16	21.66	224.74
	NASDAQ Listed OTC Companies														
AMFC	AMB Fin. Corp. of Munster IN	17.00	971	16.5	19.36	13.12	17.00	0.00	13.79	18.47	1.15	1.24	13.09	13.09	156.20
ASBP	ASB Financial Corp. of OH	23.31	1,664	38.8	29.24	14.81	24.50	-4.86	43.45	3.32	1.24	1.21	10.22	10.22	96.24
AABC	Access Anytime Bancorp of NM	13.70	1,342	18.4	14.74	9.40	13.75	-0.36	45.74	-3.59	0.89	0.03	11.62	10.47	152.51
AFBC	Advance Fin. Bancorp of WV	17.81	1,398	24.9	21.75	14.40	17.81	0.00	15.50	-2.30	1.88	1.51	15.31	10.82	228.39
ALLB	Alliance Bank MHC of PA (20.0)	29.28	3,441	20.1	40.50	22.35	31.33	-6.54	-10.27	4.57	0.63	0.63	10.21	10.21	108.80
ASBI	Ameriana Bancorp of IN	14.81	3,149	46.6	18.00	13.00	15.63	-5.25	10.11	2.14	0.68	1.52	12.52	12.29	135.70
ABCW	Anchor BanCorp Wisconsin of WI	26.52	22,955	608.8	27.13	22.50	25.70	3.19	17.09	6.51	2.11	1.19	13.01	12.08	159.68
ALFC	Atlantic Liberty Fincl of NY	18.27	1,586	29.0	20.90	16.48	18.00	1.50	7.47	-6.55	0.87	0.87	16.54	16.54	100.89
BCSB	BCSB Bankcorp MHC of MD (36.4)	14.85	5,899	31.8	22.68	14.65	16.41	-9.51	-4.50	-19.95	0.07	0.04	7.77	7.31	123.88
BKMU	Bank Mutual Corp of WI	10.32	78,784	813.1	12.60	8.20	10.44	-1.15	25.85	-9.39	0.34	0.34	9.04	8.30	36.40
BKUNA	BankUnited Fin. Corp. of FL	25.49	29,936	763.1	30.25	18.15	24.79	2.82	36.31	-1.16	1.47	1.18	15.77	14.83	255.55
BRBI	Blue River Bancshares of IN	6.05	3,406	20.6	7.00	4.35	6.10	-0.82	23.98	-3.04	0.11	0.04	4.88	3.89	59.31
BYFC	Broadway Financial Corp. of CA	13.10	1,422	18.6	15.00	10.75	13.10	0.00	16.44	0.77	1.11	1.05	7.98	7.98	168.59
BRKL	Brookline Bancorp, Inc. of MA*	14.22	58,940	838.1	16.25	13.73	14.05	1.21	3.04	-7.30	0.33	0.30	10.11	10.11	27.00
CITZ	CFS Bancorp, Inc of Munster IN	13.07	12,299	160.7	15.20	12.97	13.24	-1.28	-6.58	-11.69	0.34	0.22	12.89	12.77	126.49
CKFB	CKF Bancorp of Danville KY	15.25	1,470	22.4	18.04	11.63	15.50	-1.61	26.24	-8.96	1.06	1.06	10.34	9.59	100.20
CAFI	Camco Fin Corp of Cambridge OH	14.13	7,352	103.9	18.51	12.63	13.26	6.56	-15.89	-18.47	0.74	0.44	12.65	12.25	143.77
CFFN	Capitol Fd Fn MHC of KS (29.2)	30.29	73,692	651.2	39.58	27.76	30.13	0.53	2.47	-16.02	0.34	0.33	13.18	13.18	114.89
CEBK	Central Bncrp of Somerville MA*	34.52	1,665	57.5	38.00	31.60	35.25	-2.07	9.07	-5.45	2.16	1.98	25.88	24.54	287.19
GCFC	Central Federal Corp. of OH	12.95	2,026	26.2	16.18	10.70	12.87	0.62	1.57	-19.52	-1.17	-0.82	9.80	9.80	52.82
CHFN	Charter Fincl MHC of GA (19.0)	32.57	19,570	120.9	41.00	25.72	33.54	-2.89	8.57	-14.29	0.32	0.19	12.92	12.62	51.91
CFSL	Chesterfield Financial of IL	27.87	3,876	108.0	27.87	20.65	27.62	0.91	32.97	17.35	0.58	0.58	19.12	19.00	93.50
CHEV	Cheviot Fin Cp MHC of OH(45.0)	10.48	9,919	46.8	13.75	10.30	10.80	-2.96	4.80	4.80	0.24	0.23	7.42	7.42	28.47
CTZN	Citizens First Bancorp of MI	22.14	8,320	184.2	24.47	19.69	21.03	5.28	6.60	-2.89	1.48	1.48	19.01	19.01	131.52
CFSB	Citizens First Fin Corp. of IL	25.00	1,510	37.8	28.50	20.00	24.01	4.12	1.01	-1.96	1.08	0.52	21.85	21.85	231.47
CSBC	Citizens South Banking of NC	12.86	8,431	108.4	15.25	12.50	12.75	0.86	-5.72	-7.81	0.32	0.18	10.13	9.22	58.67
CSBK	Clifton Svg Bp MHC of NJ(45.0)	11.61	30,530	159.5	14.25	11.48	11.74	-1.11	16.10	16.10	0.12	0.12	6.20	6.20	24.54
CFCP	Coastal Fin. Corp. of SC	13.67	14,390	196.7	17.40	9.19	14.29	-4.34	46.67	-14.88	0.88	0.78	5.63	5.63	87.75

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 21, 2004

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
CCBI	Commercial Capital Bcrp of CA	16.40	30,100	493.6	23.98	6.48	15.38	6.63	151.15	2.12	0.77	0.68	3.78	3.35	65.10
CFFC	Community Fin. Corp. of VA	19.40	2,075	40.3	24.70	14.25	19.47	-0.36	23.17	-1.77	1.56	1.58	13.55	13.53	154.90
CIBI	Community Inv. Bncp. Inc of OH	14.87	1,097	16.3	17.00	11.88	14.75	0.81	14.38	-0.67	0.80	0.73	12.21	12.21	110.80
DCOM	Dime Community Bancshars of NY*	16.94	37,409	633.7	21.51	15.33	16.27	4.12	3.86	-17.41	1.34	1.27	7.37	5.87	90.16
DFBS	Dutchfork Bancshares Inc of SC(8)	38.69	1,128	43.6	43.25	31.24	38.71	-0.05	21.48	0.49	3.13	2.48	28.71	28.71	199.99
ESBF	ESB Financial Corp. of PA	12.51	10,810	135.2	16.89	12.11	12.77	-2.04	-21.47	-22.30	0.79	0.69	8.96	8.26	126.34
ESBK	Elmira Svgs Bank, FSB of NY*	32.06	1,023	32.8	32.50	24.55	31.70	1.14	23.64	2.59	2.39	1.53	21.62	21.07	278.25
EVRT	Evertrust Fin. Grp, Inc. of WA*	18.61	6,890	128.2	21.33	15.13	17.49	6.40	13.61	-11.59	0.97	0.85	13.65	13.65	106.61
FFDF	FFD Financial Corp of Dover OH	14.05	1,205	16.9	15.65	13.25	14.27	-1.54	4.85	-4.75	0.79	0.36	14.17	14.17	114.87
FFLC	FFLC Bancorp of Leesburg FL	25.44	5,398	137.3	30.95	24.86	25.99	-2.12	-8.55	-11.51	1.68	1.55	14.62	14.62	181.93
FFWC	FFW Corporation of Wabash IN	22.95	1,301	29.9	26.12	18.18	22.95	0.00	26.24	4.32	1.89	1.50	18.64	17.89	183.80
FMCO	FMS Fin Corp. of Burlington NJ	16.52	6,487	107.2	20.50	13.15	17.53	-5.76	-17.61	-8.22	0.99	0.97	10.03	9.55	192.81
FFHH	FSF Financial Corp. of MN(8)	34.70	2,382	82.7	34.80	25.45	28.40	22.18	33.26	13.77	2.08	0.90	22.15	20.12	216.54
FSBI	Fidelity Bancorp, Inc. of PA	21.00	2,675	56.2	24.35	17.50	21.05	-0.24	16.80	-10.60	1.63	1.36	15.71	14.64	235.27
FFFL	Fidelity Bankshares, Inc of FL	34.26	15,070	516.3	38.45	20.51	34.21	0.15	54.67	9.11	1.23	1.23	12.79	12.64	215.05
FFED	Fidelity Fed. Bancorp of IN(8)	1.80	9,619	17.3	2.55	1.10	1.75	2.86	38.46	13.92	0.02	-0.05	1.39	1.39	18.23
FBTC	First BancTrust Corp of IL	25.99	1,250	32.5	27.50	19.80	25.04	3.79	29.30	7.18	1.33	0.91	21.72	21.72	183.11
FBEI	First Bancorp of Indiana of IN	20.35	1,610	32.8	23.40	17.20	19.97	1.90	18.25	1.40	0.90	0.44	18.72	17.44	131.62
FBSI	First Bancshares, Inc. of MO	20.50	1,667	34.2	21.88	16.00	20.47	0.15	24.24	-2.38	1.41	1.35	16.47	16.16	164.55
FCAP	First Capital, Inc. of IN	23.50	2,844	66.8	25.00	17.95	23.50	0.00	16.05	11.90	1.24	1.23	15.43	13.33	143.86
FCFL	First Community Bk Corp of FL	20.00	1,997	39.9	26.19	11.08	20.20	-0.99	***.**	30.72	0.80	0.75	10.36	10.15	103.30
FDEF	First Defiance Fin. Corp of OH	24.54	6,401	157.1	30.65	19.28	24.00	2.25	24.57	-5.25	1.85	1.13	19.88	16.86	162.02
FFBH	First Fed. Bancshares of AR	20.00	5,315	106.3	21.50	14.38	18.99	5.32	38.70	-2.44	1.36	1.18	14.22	14.22	131.19
FTFC	First Fed. Capital Corp. of WI(8)	26.52	22,435	595.0	26.65	18.90	26.46	0.23	39.29	17.55	1.55	0.24	12.66	8.61	166.84
FFBI	First Federal Bancshares of IL	33.41	1,866	62.3	36.00	22.20	32.55	2.64	50.84	-5.09	1.49	1.49	22.99	22.12	178.38
FFSX	First Federal Bankshares of IA	22.90	3,785	86.7	25.24	17.50	21.00	9.05	27.22	-7.14	1.47	1.24	19.11	14.15	167.31
FFBZ	First Federal Bncrp, Inc of OH	8.69	3,286	28.6	10.00	7.25	8.66	0.35	16.64	-4.19	0.55	0.50	6.91	6.91	76.23
FFCH	First Fin. Holdings Inc. of SC	30.13	12,550	378.1	33.14	25.75	29.70	1.45	12.38	-3.65	1.99	1.65	13.53	11.76	195.67
FFHS	First Franklin Corp. of OH	17.75	1,645	29.2	21.48	14.05	18.05	-1.66	12.34	-1.22	0.80	0.39	14.77	14.77	168.61
FKFS	First Keystone Fin., Inc of PA	27.00	1,925	52.0	29.00	21.50	27.50	-1.82	16.13	-1.10	1.37	0.60	17.19	17.19	296.50
CASH	First Midwest Fin., Inc. of IA	23.50	2,497	58.7	24.50	18.14	23.13	1.60	28.70	8.80	1.72	1.96	19.32	17.96	304.26
FMSB	First Mutual Bncshrs Inc of WA*	23.61	5,248	123.9	25.25	15.35	22.35	5.64	45.74	6.02	1.64	1.46	10.30	10.30	173.27
FNFG	First Niagara Fin. Group of NY*	12.09	84,126	1,017.1	16.55	11.90	12.36	-2.18	-8.96	-19.24	0.43	0.42	8.66	7.29	42.67
FNFI	First Niles Fin., Inc. of OH	18.29	1,379	25.2	19.30	15.19	18.04	1.39	13.96	3.04	0.76	0.65	11.91	11.91	71.92
FPTB	First PacTrust Bancorp of CA	21.62	4,800	103.8	24.33	18.16	20.85	3.69	15.31	-3.14	0.90	0.90	16.68	16.68	135.57
FPFC	First Place Fin. Corp. of OH	16.85	13,238	223.1	20.00	16.44	16.94	-0.53	0.60	-13.72	1.33	0.69	14.38	12.64	124.98
FSFF	First SecurityFed Fin of IL(8)	35.16	4,039	142.0	35.40	24.80	35.13	0.09	19.39	17.12	2.03	2.03	21.26	21.25	122.41
FSLA	First Sentinel Bancorp of NJ(8)	20.87	27,305	569.9	22.00	14.60	20.65	1.07	37.39	-1.32	0.75	0.89	8.33	8.20	80.74
FBNW	FirstBank NW Corp. of WA	25.02	2,940	73.6	31.05	24.50	25.22	-0.79	-1.92	-17.56	1.20	0.63	23.44	15.69	233.08
FFIC	Flushing Fin. Corp. of NY*	17.62	19,374	341.4	19.50	13.03	17.13	2.86	32.98	-3.61	1.12	1.10	7.98	7.78	102.95
FKKY	Frankfort First Bancorp of KY	21.61	1,267	27.4	24.40	18.57	21.86	-1.14	16.37	3.89	0.84	0.84	14.00	14.00	109.59
FBTX	Franklin Bank Corp of TX	17.49	21,225	371.2	20.70	16.18	17.38	0.63	***.**	-7.95	0.37	0.30	11.80	8.88	122.24
GUPB	GFSB Bancorp, Inc of Gallup NM	21.59	1,146	24.7	25.98	16.26	21.59	0.00	22.67	-1.37	1.42	1.39	16.18	16.18	208.47
GSLA	GS Financial Corp. of LA	19.64	1,305	25.6	20.00	18.00	19.64	0.00	2.83	1.03	0.53	-0.17	22.46	22.46	164.53
GTPS	Great American Bancorp of IL	32.00	758	24.3	36.75	28.30	31.01	3.19	3.83	-8.60	1.85	1.50	23.45	22.81	208.14
PEDE	Great Pee Dee Bancorp of SC	15.49	1,795	27.8	18.10	14.10	15.50	-0.06	7.57	-11.99	0.68	0.62	14.74	14.13	87.42
GAFC	Greater Atlant. Fin Corp of VA	6.77	3,012	20.4	8.31	6.60	7.55	-10.33	-3.29	-16.93	0.29	-3.12	7.11	6.68	175.68
GCBC	Green Co Bcrp MHC of NY (43.9)	30.30	2,053	27.3	36.00	21.50	30.16	0.46	28.94	-8.73	1.31	1.31	14.70	14.70	133.76
HCBB	HCB Bancshares, Inc. of AR(8)	18.22	1,428	26.0	20.13	15.84	18.21	0.05	1.22	1.22	0.37	0.13	19.72	19.72	157.64
HFFC	HF Financial Corp. of SD	15.55	3,518	54.7	18.25	14.28	14.98	3.81	-12.30	-4.89	1.14	0.85	14.43	13.02	234.00
HMNF	HMN Financial, Inc. of MN	25.40	4,507	114.5	28.19	18.50	24.53	3.55	35.97	4.57	2.07	1.36	18.23	17.29	199.63
HARB	Harbor Florida Bancshrs of FL	26.69	23,780	634.7	31.50	23.40	26.99	-1.11	0.83	-10.26	1.63	1.49	11.49	11.32	106.86
HARL	Harleysville Svgs Fin Cp of PA	30.25	2,286	69.2	34.50	24.67	30.75	-1.63	18.63	1.17	2.06	1.92	18.60	18.60	303.54
HWFG	Harrington West Fncl Grp of CA	16.72	5,257	87.9	18.00	10.15	16.26	2.83	62.49	20.90	1.50	1.52	9.37	8.41	191.16
HFFB	Harrodsburg 1st Fin Bcrp of KY	20.00	1,223	24.5	25.00	15.40	19.70	1.52	29.87	-12.17	0.80	0.78	17.41	16.93	146.68
HTHR	Hawthorne Fin. Corp. of CA(8)	31.77	11,799	374.9	45.73	19.34	29.54	7.55	64.27	13.55	2.25	2.36	16.23	14.21	232.64
HMLK	Hemlock Fed. Fin. Corp. of IL	29.00	968	28.1	31.75	26.50	28.77	0.80	0.00	0.76	1.73	1.14	23.08	21.72	329.31
HFWA	Heritage Financial Corp of WA	18.52	6,055	112.1	23.00	18.50	19.16	-3.34	-16.31	-13.98	1.50	1.33	9.80	8.70	107.44
HIFS	Hingham Inst. for Sav. of MA*	40.75	2,080	84.8	44.97	34.40	40.70	0.12	16.80	-1.90	3.15	3.12	20.29	20.29	235.31
HCFC	Home City Fin. Corp. of OH	16.50	824	13.6	17.50	12.40	17.15	-3.79	21.32	-4.35	0.79	0.77	14.45	14.07	184.20
HWEN	Home Financial Bancorp of IN	6.11	1,356	8.3	6.40	4.75	5.95	2.69	22.20	-3.17	0.27	0.27	5.10	5.10	44.73
HLFC	Home Loan Financial Corp of OH	20.46	1,691	34.6	21.20	14.70	19.30	6.01	32.09	6.29	1.12	1.11	13.46	13.46	93.15
HFBC	HopFed Bancorp, Inc. of KY	17.19	3,630	62.4	18.50	15.50	16.41	4.75	10.90	-0.29	0.95	0.78	13.43	11.85	149.04
HRZB	Horizon Financial Corp. of WA*	19.29	10,405	200.7	19.39	14.17	17.30	11.50	16.49	10.17	1.24	1.04	10.51	10.45	82.54
HCBK	Hudson Cty Bcp MHC of NJ(35.4)*	34.73	189,603	2,327.8	40.38	23.56	34.04	2.03	44.71	-9.04	1.12	1.04	7.33	7.33	94.51

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 21, 2004

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
HRBT	Hudson River Bancorp Inc of NY(8)	17.37	30,331	526.8	21.44	11.86	17.68	-1.75	45.84	-11.01	1.05	1.05	9.49	7.17	86.34
ICBC	Independence Comm Bnk Cp of NY	36.46	54,740	1,995.8	41.58	26.80	36.58	-0.33	34.89	1.36	2.60	2.58	19.08	15.70	182.22
IFSB	Independence FSB of DC(8)	20.41	1,552	31.7	25.49	14.09	20.32	0.44	32.10	-12.25	-0.56	-0.59	14.05	14.05	140.14
JXSB	Jcksnville Bcp MHC of IL(46.3)	14.00	1,952	12.6	20.00	13.26	13.79	1.52	-13.58	-16.96	0.32	0.01	10.75	9.18	135.86
JFBI	Jefferson Bancshares Inc of TN	11.63	8,386	97.5	15.09	11.04	11.79	-1.36	3.38	-15.72	0.56	0.55	11.00	11.00	38.45
KFED	K-Fed Bancorp of CA MHC (39.1)	12.18	14,549	69.3	14.00	11.00	12.04	1.16	21.80	21.80	0.16	0.17	5.86	5.86	63.42
KNBT	KNBT Bancorp, Inc. of PA	16.62	29,603	492.0	17.99	14.60	16.57	0.30	66.20	-5.46	0.45	0.35	12.69	11.08	64.04
LSBX	LSB Corp of No. Andover MA*	15.17	4,293	65.1	18.25	13.45	15.70	-3.38	12.79	-12.36	0.96	1.20	12.81	12.81	108.57
LSBI	LSB Fin. Corp. of Lafayette IN	24.30	1,357	33.0	28.00	22.07	24.08	0.91	7.90	-11.64	2.13	1.46	20.90	20.90	244.78
LARL	Laurel Capital Group Inc of PA	20.55	1,925	39.6	25.98	19.00	20.75	-0.96	4.63	-16.97	1.01	1.00	14.10	12.10	157.26
LNCB	Lincoln Bancorp of IN	16.84	4,418	74.4	21.52	16.12	17.25	-2.38	-4.59	-15.59	0.79	0.72	18.19	17.70	131.36
LOGN	Logansport Fin. Corp. of IN	19.05	876	16.7	22.45	17.53	19.89	-4.22	7.32	-9.24	1.58	1.30	18.99	18.99	175.65
MAFB	MAF Bancorp, Inc. of IL	43.12	32,915	1,419.3	44.95	35.08	42.58	1.27	22.85	2.91	2.53	2.09	27.39	18.99	271.41
MFBC	MFB Corp. of Mishawaka IN	35.00	1,329	46.5	35.00	24.81	31.50	11.11	39.44	14.90	1.61	0.60	26.61	26.61	320.94
MASB	MassBank Corp. of Reading MA*	33.00	4,428	146.1	44.27	29.95	33.97	-2.86	9.82	-23.27	1.78	1.68	25.56	25.31	227.24
MTXC	Matrix Bancorp, Inc. of CO	11.79	6,519	76.9	11.96	8.00	11.01	7.08	18.97	27.46	0.26	0.27	10.93	10.93	269.03
MFLR	Mayflower Co-Op. Bank of MA*	15.20	2,046	31.1	21.00	11.07	15.70	-3.18	33.33	1.27	0.94	0.54	8.73	8.68	101.96
MCBF	Monarch Community Bncrp of MI	13.50	2,400	32.4	17.21	13.01	13.30	1.50	-0.37	-16.20	0.19	-0.21	15.59	15.59	85.29
MFSF	MutualFirst Fin. Inc. of IN	22.50	5,200	117.0	29.21	21.30	22.78	-1.23	-0.27	-10.39	1.53	1.32	18.61	18.43	155.67
MYST	Mystic Financial, Inc. of MA*	28.10	1,564	43.9	33.47	18.81	29.02	-3.17	50.11	-7.05	0.99	0.43	16.90	16.90	277.70
NASB	NASB Fin, Inc. of Grandview MO	36.24	8,455	306.4	44.50	23.30	37.05	-2.19	51.25	-13.53	2.92	2.00	14.92	14.53	143.99
NHTB	NH Thrift Bancshares of NH	30.25	2,063	62.4	35.67	21.92	29.49	2.58	36.88	-10.64	3.00	1.98	20.30	14.42	271.29
NABC	NewAlliance Bancshares of CT	13.75	113,507	1,560.7	15.72	12.92	13.53	1.63	37.50	37.50	0.33	0.36	12.09	7.75	55.33
NMIL	Newmil Bancorp, Inc. of CT*	28.49	4,220	120.2	29.84	19.95	28.15	1.21	22.27	-1.93	1.83	1.78	12.90	10.85	169.28
NBSI	North Bancshares of Chicago IL(8)	22.24	1,145	25.5	23.46	12.75	22.10	0.63	33.98	64.13	0.32	0.29	11.79	11.79	116.81
FFFD	North Central Bancshares of IA	38.00	1,581	60.1	39.25	33.64	36.96	2.81	11.90	3.15	3.70	3.70	26.31	23.16	268.19
NEIB	Northeast Indiana Bncrp of IN	21.35	1,489	31.8	22.15	16.85	21.60	-1.16	26.71	1.47	1.24	1.06	18.35	18.35	149.40
NEPF	Northeast PA Fin. Corp of PA	17.80	4,182	74.4	20.00	14.77	17.46	1.95	12.16	-7.34	-0.58	-0.94	14.85	12.26	209.68
NWSB	Northwest Bcrp MHC of PA(41.4)	20.51	47,934	406.6	26.67	15.35	20.93	-2.01	29.24	-3.89	0.93	0.85	10.22	7.21	120.51
OCFC	OceanFirst Fin. Corp of NJ	22.45	13,362	300.0	28.00	21.45	22.50	-0.22	-1.54	-17.31	1.43	0.85	10.30	10.19	132.30
ONFC	Oneida Fincl MHC of NY (42.2)	9.04	7,453	28.4	18.60	8.99	11.50	-21.39	-44.16	-38.67	0.40	0.32	6.95	5.24	57.25
PBNC	PFS Bancorp Inc. of Aurora IN	19.50	1,474	28.7	20.80	16.80	19.11	2.04	11.81	-0.76	0.56	0.57	18.26	18.26	80.24
PHSB	PHSB Financial Corp. of PA	19.00	2,903	55.2	25.49	17.35	19.15	-0.78	5.97	-11.63	1.01	0.50	16.29	16.29	117.70
PVFC	PVF Capital Corp. of Solon OH	14.80	6,387	94.5	17.68	12.09	14.80	0.00	22.82	-8.19	1.18	0.49	9.75	9.75	116.11
PPBI	Pacific Premier Bncrp of CA(8)	10.64	5,255	55.9	15.25	6.02	10.68	-0.37	70.24	-4.06	1.00	1.16	7.69	7.69	70.95
PBCI	Pamrapo Bancorp, Inc. of NJ	24.80	4,974	123.4	29.60	17.30	24.89	-0.36	40.67	-2.17	1.58	1.58	10.50	10.50	128.44
PFED	Park Bancorp of Chicago IL	31.11	1,150	35.8	35.05	24.70	31.11	0.00	15.22	7.05	2.11	1.90	26.37	26.37	233.92
PVSA	Parkvale Financial Corp of PA	27.60	5,612	154.9	30.73	22.15	26.40	4.55	24.16	2.79	1.83	1.63	18.60	16.60	286.64
PRTR	Partners Trust MHC of NY(46.4)(8)	22.14	14,218	145.9	41.49	17.35	24.43	-9.37	10.42	-34.88	0.96	0.94	12.65	10.03	92.72
PBHC	Pathfinder BC MHC of NY (36.8)*	15.50	2,504	14.3	21.00	13.69	17.40	-10.92	3.20	-16.03	0.66	0.50	8.70	6.83	111.00
PFSB	PennFed Fin. Services of NJ	29.38	6,703	196.9	36.95	25.37	29.41	-0.10	4.41	-12.30	1.75	1.77	17.54	17.27	270.99
PFDC	Peoples Bancorp of Auburn IN	25.60	3,372	86.3	28.00	19.80	24.51	4.45	26.42	6.67	1.56	1.45	19.03	18.18	147.25
PBCT	Peoples Bank MHC of CT (41.6)*	30.90	93,600	1,202.8	33.73	17.70	44.67	-30.83	71.57	42.40	1.78	0.54	12.38	11.18	113.99
PCBI	Peoples Community Bcrp. of OH	21.68	2,522	54.7	25.15	19.83	21.99	-1.41	-10.60	-3.64	1.48	1.39	18.52	16.32	292.90
PSFC	Peoples Sidney Fin. Corp of OH	15.77	1,433	22.6	18.50	13.25	16.42	-3.96	5.13	-0.69	0.67	0.67	12.18	12.18	95.46
PFSL	Pocahontas Bancorp, Inc. of AR	17.33	4,550	78.9	18.11	11.59	17.10	1.35	46.86	8.72	1.20	1.09	11.66	8.04	163.92
PBCP	Provident Bancorp, Inc. of NY	10.34	39,619	409.7	12.42	6.93	10.43	-0.86	46.25	-2.45	0.33	0.29	8.42	6.67	43.42
PROV	Provident Fin. Holdings of CA	25.00	7,206	180.2	26.00	18.75	24.91	0.36	22.85	3.39	2.33	0.62	14.22	14.19	161.27
PULB	Pulaski Fin Cp of St. Louis MO	17.00	5,458	92.8	20.44	11.26	18.04	-5.76	42.50	0.71	1.06	0.17	7.01	7.01	91.11
QCBC	Quaker City Bancorp, Inc of CA(8)	54.67	6,282	343.4	55.09	37.31	54.54	0.24	46.22	18.51	3.56	3.37	23.76	23.72	288.11
RPFG	Ranier Pacific Fin Group of WA	15.99	8,443	135.0	17.05	15.22	15.50	3.16	59.90	0.44	0.37	0.14	13.24	13.21	92.58
RIVR	River Valley Bancorp of IN	23.01	1,647	37.9	30.25	16.83	22.75	1.14	37.87	-21.81	1.61	0.90	13.88	13.86	154.87
RVSB	Riverview Bancorp, Inc. of WA	20.50	4,975	102.0	21.83	16.95	19.75	3.80	20.23	-3.57	1.32	1.19	13.10	11.10	104.62
ROME	Rome Bncp Inc MHC of NY (38.9)*	32.01	4,243	52.5	36.00	19.61	31.00	3.26	54.86	3.06	0.34	0.44	8.35	8.35	61.19
SCFS	Seacoast Fin Serv Corp of MA(8)*	33.68	25,922	873.1	35.38	18.81	32.87	2.46	75.60	23.05	1.52	1.50	15.30	10.69	171.78
SVBI	Severn Bancorp, Inc. of MD	29.05	4,159	120.8	34.20	21.55	29.01	0.14	29.23	-9.08	2.72	2.42	11.77	11.69	129.95
SOBI	Sobieski Bancorp of S. Bend IN	5.99	678	4.1	13.59	5.65	5.95	0.67	-53.92	-53.42	-7.34	-7.74	7.87	7.87	163.63
SFFS	Sound Fed Bancorp, Inc. of NY	12.84	13,177	169.2	17.35	12.65	13.03	-1.46	-4.89	-17.64	0.50	0.50	10.40	9.34	67.58
SSFC	South Street Fin. Corp. of NC*	10.00	3,080	30.8	10.95	9.05	9.99	0.10	8.70	-4.21	0.36	0.36	8.33	8.33	69.30
SMBC	Southern Missouri Bncrp of MO	16.00	2,312	37.0	17.50	12.19	15.43	3.69	31.26	15.52	1.23	1.22	11.47	10.21	130.28
STSA	Sterling Financial Corp of WA	31.21	22,559	704.1	35.42	19.64	29.46	5.94	48.55	0.32	1.73	1.59	19.07	12.43	270.19
STBI	Sturgis Bancorp, Inc. of MI	13.05	2,809	36.7	15.87	10.50	12.80	1.95	16.10	-8.03	0.93	0.53	10.38	8.52	102.29
SYNF	Synergy Financial Group of NJ	9.25	12,452	115.2	11.50	5.37	9.49	-2.53	67.27	-7.96	0.24	0.24	8.04	8.04	52.37
THRD	TF Fin. Corp. of Newtown PA	30.00	2,921	87.6	35.47	26.30	29.50	1.69	0.00	-12.28	-2.00	-2.04	18.99	17.39	207.72
TONE	TierOne Corp. of Lincoln NE	21.64	18,060	390.8	25.37	18.15	21.94	-1.37	9.02	-5.75	1.34	1.17	16.75	16.75	124.90

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 21, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
TSBK Timberland Bancorp, Inc. of WA	22.28	3,903	87.0	24.95	20.90	21.80	2.20	5.09	-1.81	1.48	1.40	18.32	18.32	114.35
TRST TrustCo Bank Corp NY of NY	12.45	74,322	925.3	14.25	10.66	12.39	0.48	14.75	-5.32	0.73	0.63	3.15	3.14	39.03
UCBC Union Community Bancorp of IN	17.75	2,100	37.3	19.60	16.15	17.85	-0.56	3.20	1.66	1.01	1.01	17.05	15.73	126.15
UCFC United Community Fin. of OH	12.00	31,134	373.6	13.99	8.94	11.70	2.56	33.93	5.17	0.75	0.50	7.80	6.61	66.92
UPFC United PanAm Fin. Corp of CA	14.55	16,133	234.7	19.64	8.96	14.98	-2.87	60.07	-12.82	0.88	0.84	6.74	6.74	102.57
UTBI United Tenn. Bankshares of TN	17.00	1,230	20.9	19.75	13.20	16.73	1.61	20.57	5.07	1.63	1.57	13.73	13.09	95.11
WSFS WSFS Financial Corp. of DE(8)*	46.64	7,362	343.4	52.31	36.10	46.22	0.91	27.50	3.99	3.25	3.00	26.95	26.84	304.43
WVFC WVS Financial Corp. of PA	18.16	2,497	45.3	19.98	16.50	18.10	0.33	2.60	3.77	0.97	0.97	11.83	11.83	160.26
WSBI Warwick Community Bncrp of NY(8)*	30.63	4,499	137.8	35.30	28.17	31.01	-1.23	2.37	-10.96	0.69	0.60	16.69	16.17	165.96
WFSL Washington Federal, Inc. of WA	23.02	78,499	1,807.0	26.44	20.13	22.72	1.32	13.74	-10.78	1.80	1.76	13.63	12.87	96.11
WAYN Wayne Savings Bancshares of OH	15.99	3,907	62.5	21.00	12.70	15.80	1.20	20.41	-11.17	0.71	0.69	11.35	11.35	95.20
WYPT Waypoint Financial Corp of PA(8)	26.80	33,359	894.0	27.53	17.00	26.25	2.10	55.81	23.56	1.25	0.93	12.06	11.44	159.77
WCFB Wbstr Cty Fed MHC of IA (39.0)	14.00	3,772	20.6	17.25	10.09	14.16	-1.13	38.75	0.00	0.31	0.31	6.04	6.01	27.92
WEFC Wells Fin. Corp. of Wells MN	26.97	1,163	31.4	34.79	22.16	26.09	3.37	17.77	-10.10	2.69	1.39	24.33	24.33	194.93
WOFC Western Ohio Fin. Corp. of OH(8)	32.76	1,780	58.3	35.85	23.80	32.78	-0.06	33.71	2.12	1.41	1.17	24.92	24.92	224.46
WGBC Willow Grove Bancorp Inc of PA	15.17	10,148	153.9	18.78	14.90	15.28	-0.72	-3.99	-14.58	0.63	0.44	10.84	10.75	83.52

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part Two
Prices As Of May 21, 2004

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. SAIF-Insured Thrifts(no MHCs)																		
SAIF-Insured Thrifts(159)	10.36	9.73	0.84	9.34	5.81	0.66	7.14	0.72	173.86	1.04	16.83	145.39	14.76	156.83	19.05	0.45	2.12	32.15
NYSE Traded Companies(11)	7.38	6.69	1.22	17.12	8.51	0.95	12.75	0.47	174.37	1.05	13.18	187.33	13.87	211.83	17.09	0.56	1.77	20.15
AMEX Traded Companies(10)	8.37	8.18	0.85	9.82	6.59	0.64	7.19	0.63	168.06	0.85	15.08	141.97	11.71	146.33	15.95	0.49	2.30	31.73
NASDAQ Listed OTC Companies(138)	10.77	10.12	0.80	8.60	5.51	0.63	6.63	0.75	167.99	1.05	17.34	141.84	15.06	152.61	19.49	0.44	2.14	33.43
California Companies(15)	7.47	7.34	1.12	14.98	7.22	0.94	12.87	0.25	241.53	1.23	14.87	180.67	14.53	183.41	16.91	0.39	1.28	17.66
Florida Companies(7)	7.95	7.57	0.96	11.59	5.62	0.91	10.92	0.39	246.57	0.85	18.98	204.65	16.31	215.31	20.59	0.25	1.07	18.85
Mid-Atlantic Companies(34)	9.52	8.78	0.81	9.28	5.36	0.62	6.30	0.31	236.49	1.09	17.12	152.97	14.77	168.75	17.92	0.46	2.18	32.82
Mid-West Companies(76)	11.00	10.50	0.76	8.45	5.90	0.57	6.31	1.02	115.61	0.97	17.15	133.14	14.45	141.56	20.34	0.48	2.39	37.47
New England Companies(4)	11.23	8.42	0.74	8.34	5.57	0.53	5.03	0.11	565.63	1.06	17.07	135.41	14.41	175.06	17.36	0.58	1.93	31.48
North-West Companies(7)	11.89	10.53	1.17	10.33	5.95	1.00	8.81	0.44	347.04	1.26	15.77	146.74	17.12	175.66	15.95	0.49	2.29	39.54
South-East Companies(12)	12.97	12.58	0.94	8.49	5.53	0.77	6.90	0.75	144.81	1.02	15.56	139.49	16.45	145.10	16.94	0.46	2.36	28.75
South-West Companies(3)	8.34	7.30	0.54	6.74	5.06	0.32	3.91	0.34	107.52	0.47	15.30	133.19	11.22	153.75	15.53	0.17	0.77	11.74
Western Companies (Excl CA)(1)	4.06	4.06	0.10	2.43	2.21	0.10	2.53	2.77	21.42	2.91	NM	107.87	4.38	107.87	NM	0.00	0.00	0.00
Thrift Strategy(150)	10.54	9.95	0.82	9.10	5.72	0.66	7.06	0.72	172.07	1.04	16.98	143.58	14.85	153.02	18.98	0.46	2.16	32.89
Mortgage Banker Strategy(7)	7.50	6.01	1.00	13.16	6.96	0.67	8.73	0.47	238.93	1.14	15.30	177.04	13.52	229.19	18.37	0.32	1.26	19.29
Real Estate Strategy(2)	8.14	8.13	0.99	11.86	7.49	0.58	6.97	1.47	38.75	0.59	13.41	154.60	12.57	154.76	24.25	0.38	2.51	34.14
Companies Issuing Dividends(139)	10.58	10.02	0.89	9.43	5.95	0.72	7.50	0.67	180.04	0.98	16.74	146.45	15.01	156.91	19.02	0.50	2.37	36.20
Companies Without Dividends(20)	8.42	7.26	0.35	8.53	4.58	0.12	3.87	1.17	110.91	1.49	18.04	135.85	12.59	156.05	19.42	0.00	0.00	0.00
Equity/Assets <6%(12)	5.19	4.96	0.36	13.28	6.65	-0.07	4.32	1.43	66.14	1.12	17.89	157.54	9.72	163.80	19.95	0.27	1.26	19.11
Equity/Assets 6-12%(106)	8.79	8.18	0.91	10.47	6.30	0.74	8.52	0.70	169.58	1.05	15.55	153.18	13.54	167.17	18.11	0.48	2.14	30.63
Equity/Assets >12%(41)	15.82	15.05	0.81	5.44	4.37	0.70	4.59	0.58	207.19	0.96	20.30	123.03	19.32	129.77	21.78	0.44	2.32	41.54
Converted Last 3 Mths (no MHC)(1)	21.85	14.01	0.60	2.73	2.40	0.65	2.98	0.22	320.56	1.35	NM	113.73	24.85	177.42	NM	0.00	0.00	0.00
Actively Traded Companies(12)	8.50	7.19	1.11	13.56	6.43	1.27	15.54	0.78	101.55	0.91	15.95	185.33	15.49	227.52	15.80	0.56	2.11	26.94
Market Value Below $20 Million(11)	8.77	8.63	0.14	6.71	5.71	-0.05	4.63	1.82	65.27	1.13	16.74	114.19	9.91	116.27	17.54	0.29	1.92	33.20
Holding Company Structure(157)	10.35	9.73	0.83	9.28	5.77	0.65	7.09	0.72	173.86	1.04	16.90	145.35	14.75	156.86	19.13	0.45	2.11	32.23
Assets Over $1 Billion(52)	9.40	8.40	1.05	12.47	6.37	0.83	9.78	0.49	195.91	1.16	16.06	169.48	15.86	189.69	19.33	0.44	1.85	25.72
Assets $500 Million-$1 Billion(36)	9.37	8.72	0.79	8.68	5.71	0.59	5.70	0.51	226.96	0.95	16.01	140.92	13.06	153.15	18.27	0.47	2.09	34.39
Assets $250-$500 Million(33)	11.11	10.67	0.88	8.64	6.13	0.74	7.07	0.79	176.41	0.92	16.79	137.09	14.82	144.01	17.72	0.47	2.36	36.14
Assets less than $250 Million(38)	12.01	11.78	0.55	6.21	4.81	0.41	4.97	1.19	84.37	1.06	18.95	125.45	14.90	128.44	20.76	0.43	2.29	36.35
Goodwill Companies(98)	9.92	9.02	0.88	9.60	5.80	0.68	7.08	0.58	199.19	1.02	16.59	147.75	14.69	165.34	19.08	0.47	2.12	32.20
Non-Goodwill Companies(61)	11.09	10.94	0.75	8.88	5.82	0.61	7.26	0.96	133.22	1.06	17.24	141.48	14.87	142.68	18.99	0.43	2.11	32.07
Acquirors of FSLIC Cases(6)	8.73	8.24	1.05	11.95	6.60	1.39	16.30	1.04	68.15	0.81	15.80	168.11	14.54	179.64	16.18	0.56	2.19	22.41

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations.
The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 21, 2004

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. BIF-Insured Thrifts(no MHCs)																		
BIF-Insured Thrifts(25)	11.87	11.05	1.05	10.34	5.70	0.96	9.28	0.15	418.52	1.05	18.42	164.77	18.56	173.01	19.86	0.51	2.40	39.92
NYSE Traded Companies(3)	16.08	11.96	1.53	11.54	4.88	1.56	11.80	0.11	364.50	0.81	22.93	153.60	23.97	134.86	23.21	0.62	2.93	55.30
AMEX Traded Companies(3)	8.72	8.23	0.83	9.29	6.28	0.68	7.46	0.22	356.14	1.13	16.93	148.39	13.12	157.03	20.35	0.42	1.62	26.39
NASDAQ Listed OTC Companies(19)	11.74	11.29	1.02	10.32	5.73	0.92	9.19	0.15	451.78	1.07	18.01	168.21	18.56	177.39	19.32	0.51	2.43	39.66
Mid-Atlantic Companies(9)	12.69	10.44	1.29	12.21	5.84	1.22	11.39	0.17	415.22	0.87	19.29	174.29	20.62	193.59	20.92	0.53	2.65	46.91
New England Companies(12)	11.78	11.50	0.92	9.27	5.67	0.83	8.10	0.10	445.18	1.13	17.47	158.04	17.86	164.90	18.45	0.54	2.19	37.15
North-West Companies(3)	10.49	10.47	1.17	12.18	6.20	1.01	10.61	0.26	373.48	1.33	16.38	183.03	18.15	183.38	18.87	0.41	2.05	34.25
South-East Companies(1)	12.02	12.02	0.51	4.37	3.60	0.51	4.37	0.00	0.00	0.42	27.78	120.05	14.43	120.05	27.78	0.40	4.00	0.00
Thrift Strategy(24)	11.87	11.05	1.05	10.34	5.70	0.96	9.28	0.15	418.52	1.05	18.42	164.77	18.56	173.01	19.86	0.51	2.40	39.92
Companies Issuing Dividends(25)	11.87	11.05	1.05	10.34	5.70	0.96	9.28	0.15	418.52	1.05	18.42	164.77	18.56	173.01	19.86	0.51	2.40	39.92
Equity/Assets <6%(1)	5.94	5.94	1.02	17.37	6.95	0.91	15.47	0.17	541.36	1.12	14.40	229.22	13.63	229.22	16.17	0.28	1.19	17.07
Equity/Assets 6-12%(17)	8.67	8.27	0.96	11.16	6.34	0.86	9.77	0.12	480.95	1.01	16.59	169.89	14.45	181.30	17.99	0.56	2.27	36.68
Equity/Assets >12%(7)	18.21	16.56	1.21	7.94	4.41	1.14	7.55	0.20	294.18	1.10	22.75	146.77	26.31	147.06	23.90	0.46	2.79	52.28
Actively Traded Companies(5)	10.68	10.55	1.09	10.29	6.43	1.06	10.03	0.03	727.32	1.17	15.76	153.06	16.24	154.98	16.27	0.64	2.44	39.15
Holding Company Structure(22)	12.50	11.55	1.05	9.90	5.45	0.98	9.17	0.15	441.70	1.05	19.21	163.06	19.26	172.44	19.69	0.49	2.42	41.43
Assets Over $1 Billion(11)	15.90	14.12	1.23	10.03	5.01	1.19	9.80	0.11	484.45	0.92	20.28	166.07	24.46	180.30	20.88	0.53	2.54	47.85
Assets $500 Million-$1 Billion(5)	9.78	9.45	1.16	12.78	6.25	1.03	11.50	0.25	362.69	1.28	16.18	192.49	17.82	203.18	18.15	0.48	2.13	34.98
Assets $250-$500 Million(6)	8.43	8.30	0.85	10.04	6.52	0.75	8.42	0.16	304.51	1.14	16.55	150.44	12.48	152.85	16.56	0.55	2.07	33.53
Assets less than $250 Million(3)	10.29	10.27	0.71	7.63	4.89	0.52	5.31	0.04	0.00	0.81	21.97	147.08	14.67	147.58	27.96	0.40	3.32	42.55
Goodwill Companies(17)	10.98	9.72	1.12	11.13	6.02	1.00	9.85	0.15	428.53	0.99	17.80	167.96	17.81	181.28	20.46	0.55	2.40	40.97
Non-Goodwill Companies(8)	13.53	13.53	0.93	8.88	5.09	0.88	8.20	0.16	373.48	1.15	19.75	158.83	19.94	158.83	18.31	0.45	2.40	37.18

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 21, 2004

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets	Tang. Equity/ Assets	Reported Earnings			Core Earnings		NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi-dend Yield	Payout Ratio(7)
			ROA(5)	ROE(5)	ROI(5)	ROA(5)	ROE(5)											
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(14)	14.79	14.20	0.60	4.54	2.30	0.54	4.01	0.60	149.80	0.86	22.59	196.17	28.93	209.07	25.17	0.51	2.57	32.24
BIF-Insured Thrifts(5)	11.16	10.61	0.87	9.33	3.21	0.65	6.63	0.34	152.84	0.87	23.95	198.61	31.30	223.80	32.20	0.61	2.23	60.91
AMEX Traded Companies(2)	17.12	17.12	0.64	3.61	2.24	0.59	3.35	0.62	121.25	1.13	NM	161.60	27.58	161.60	NM	0.23	1.57	57.14
NASDAQ Listed OTC Companies(17)	13.37	12.71	0.68	6.15	2.59	0.57	4.91	0.51	155.57	0.83	23.27	201.63	29.84	219.00	27.98	0.58	2.59	43.46
California Companies(1)	9.24	9.24	0.25	2.73	1.31	0.27	2.90	0.00	0.00	0.49	NM	207.85	19.21	207.85	NM	0.00	0.00	0.00
Mid-Atlantic Companies(11)	12.03	11.28	0.70	6.69	2.82	0.66	6.23	0.52	183.12	0.79	24.46	191.92	27.35	215.29	27.98	0.44	2.18	47.09
Mid-West Companies(4)	16.77	16.45	0.62	3.51	1.98	0.55	2.72	0.60	59.90	0.68	NM	183.27	30.91	189.13	NM	0.80	3.88	0.00
New England Companies(2)	13.27	12.75	0.95	9.69	3.76	0.43	3.84	0.34	181.94	1.13	17.36	208.83	26.74	222.23	NM	0.68	2.38	61.16
South-East Companies(1)	24.89	24.31	0.62	2.61	0.98	0.37	1.55	0.64	100.85	2.10	NM	252.09	62.74	258.08	NM	0.80	2.46	0.00
Thrift Strategy(18)	13.95	13.40	0.63	5.25	2.36	0.58	4.72	0.54	146.57	0.86	24.46	193.09	29.73	207.52	27.98	0.50	2.40	42.46
Diversified Strategy(1)	10.86	9.81	1.44	16.44	5.76	0.44	4.99	0.31	203.88	0.95	17.36	249.60	27.11	276.39	NM	1.16	3.75	65.17
Companies Issuing Dividends(17)	13.35	12.70	0.72	6.31	2.72	0.60	5.03	0.52	150.67	0.92	23.27	196.49	29.13	213.87	27.98	0.61	2.79	57.84
Companies Without Dividends(2)	17.25	17.25	0.37	2.33	1.17	0.38	2.42	0.00	0.00	0.43	NM	197.55	33.26	197.55	NM	0.00	0.00	0.00
Equity/Assets 6-12%(10)	9.02	8.34	0.66	7.55	2.94	0.50	5.69	0.54	129.97	0.79	23.41	208.93	21.23	230.45	27.91	0.66	2.62	49.67
Equity/Assets >12%(9)	19.74	19.28	0.70	3.77	2.06	0.65	3.55	0.50	178.26	0.95	22.60	180.81	40.03	187.89	28.25	0.39	2.29	28.57
Holding Company Structure(16)	13.51	12.89	0.67	5.64	2.52	0.61	5.03	0.54	146.57	0.91	24.46	192.41	29.26	209.06	27.98	0.57	2.72	56.61
Assets Over $1 Billion(6)	12.69	11.87	0.90	9.68	3.12	0.61	6.75	0.37	106.89	0.84	23.47	233.05	34.00	262.19	28.76	1.01	3.34	56.30
Assets $500 Million-$1 Billion(4)	14.12	14.02	0.31	2.13	1.14	0.30	2.01	0.27	179.22	0.71	NM	188.57	26.22	191.58	NM	0.18	1.09	19.05
Assets $250-$500 Million(7)	12.57	11.74	0.65	5.61	2.97	0.59	4.90	0.72	212.06	1.00	23.07	178.77	25.54	197.68	27.46	0.43	2.35	59.61
Assets less than $250 Million(2)	20.10	20.04	0.97	4.72	2.47	0.94	4.60	0.66	78.08	0.73	NM	193.46	39.47	194.04	NM	0.47	3.50	0.00
Goodwill Companies(9)	12.50	11.20	0.70	6.61	3.12	0.46	4.12	0.50	177.69	1.10	21.37	195.47	26.13	225.87	27.79	0.58	3.15	56.26
Non-Goodwill Companies(8)	12.09	12.09	0.66	5.95	2.21	0.66	5.91	0.54	123.64	0.75	27.07	208.96	29.92	208.96	28.26	0.61	2.18	47.21
MHC Institutions(19)	13.78	13.20	0.68	5.87	2.55	0.57	4.74	0.52	150.67	0.86	23.27	196.63	29.59	211.83	27.98	0.54	2.48	44.98
MHC Converted Last 3 Months(2)	17.25	17.25	0.37	2.33	1.17	0.38	2.42	0.00	0.00	0.43	NM	197.55	33.26	197.55	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 21, 2004

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.37	5.55	0.85	13.19	6.63	0.80	12.38	0.12	313.43	0.65	15.09	199.73	12.71	229.20	16.07	1.00	2.72	40.98
BBX	BankAtlantic Bancorp of FL	9.05	7.19	1.32	14.97	7.82	1.50	17.01	0.32	296.14	1.22	12.79	207.85	18.81	261.53	11.26	0.13	0.86	11.02
CFB	Commercial Federal Corp. of NE	6.17	4.72	0.67	11.24	7.70	0.44	7.35	0.87	91.99	1.24	12.99	145.90	9.01	190.82	19.87	0.54	2.00	25.96
DSL	Downey Financial Corp. of CA	6.83	6.81	0.67	9.03	5.70	0.37	4.99	0.40	59.84	0.29	17.53	152.71	10.44	153.22	31.76	0.40	0.79	13.89
FED	FirstFed Financial Corp. of CA	8.74	8.61	1.37	15.23	9.27	1.34	14.94	0.06	NA	1.61	10.79	152.49	13.33	154.83	10.99	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.52	5.52	2.34	42.55	20.27	0.47	8.49	0.81	41.58	0.50	4.93	183.53	10.12	183.53	24.73	1.00	4.93	24.33
GDW	Golden West Fin. Corp. of CA	7.21	7.21	1.48	20.14	7.20	3.18	43.36	0.48	69.16	0.36	13.89	254.77	18.37	254.77	6.45	0.40	0.38	5.33
GPT	GreenPoint Fin. Corp. of NY(8)*	8.17	6.51	1.99	24.18	9.01	0.60	7.25	1.14	28.67	0.76	11.10	260.45	21.28	326.72	NM	1.20	3.12	34.58
NDE	IndyMac Bancorp, Inc. of CA	7.28	7.05	1.47	18.25	9.65	-0.78	-9.63	0.75	47.98	0.78	10.36	173.11	12.60	178.79	NM	1.20	3.80	39.34
NYB	New York Community Bcrp of NY*	12.82	5.12	2.22	18.92	6.48	2.30	19.58	0.11	261.84	0.72	15.44	176.08	22.57	NM	14.92	1.00	4.53	69.93
PFB	PFF Bancorp, Inc. of Pomona CA	8.64	8.61	1.28	14.25	6.68	1.23	13.69	NA	NA	0.97	14.98	199.69	17.26	200.52	15.59	0.80	2.09	31.37
PFS	Provident Fin. Serv. Inc of NJ*	19.34	18.80	0.85	4.17	3.29	0.82	4.03	0.10	467.15	0.91	30.42	131.12	25.36	134.86	31.49	0.24	1.34	40.68
SOV	Sovereign Bancorp, Inc. of PA	7.50	4.52	0.98	13.27	6.17	0.84	11.43	0.52	144.17	1.27	16.20	200.19	15.00	332.18	18.80	0.12	0.57	9.23
WES	Westcorp of Irvine CA	7.85	7.84	1.02	16.21	6.50	1.02	16.21	0.41	505.05	2.67	15.38	190.69	14.96	190.77	15.38	0.56	1.31	20.22
AMEX Traded Companies																			
BHL	Berkshire Hills Bancorp of MA*	10.12	9.31	0.84	8.05	4.75	0.80	7.71	0.24	289.99	1.18	21.06	161.33	16.32	175.33	21.99	0.48	1.38	29.09
BFD	BostonFed Bancorp, Inc. of MA	5.73	4.71	0.36	6.14	4.20	-0.05	-0.93	NA	NA	1.20	23.81	142.05	8.14	173.01	NM	0.64	2.13	50.79
CNY	Carver Bancorp, Inc. of NY	7.82	7.82	0.89	11.58	9.33	0.87	11.35	0.22	343.75	1.16	10.71	117.95	9.22	117.95	10.93	0.20	0.92	9.85
EFC	EFC Bancorp, Inc of Elgin IL	8.83	8.83	0.86	9.74	6.67	0.78	8.79	0.28	148.93	0.54	15.00	139.85	12.35	139.85	16.62	0.60	2.44	36.59
FCB	Falmouth Bancorp, Inc. of MA(8)*	10.99	10.99	0.25	2.32	1.21	-0.16	-1.47	NA	NA	0.90	NM	191.22	21.02	191.22	NM	0.52	1.43	NM
FDT	Federal Trust Corp of FL	5.69	5.69	0.65	11.08	5.45	0.53	9.07	0.93	73.15	0.79	18.34	195.87	11.14	195.87	22.42	0.08	0.99	18.18
GAF	GA Financial Corp., Inc. of PA(8)	10.78	10.78	0.70	6.51	3.55	0.62	5.77	0.14	375.46	0.91	28.19	180.99	19.51	180.99	31.77	0.80	2.29	64.52
GOV	Gouverneur Bcp MHC of NY(42.5)	18.56	18.56	0.83	4.27	2.73	0.78	4.02	0.86	82.50	0.94	NM	155.13	28.79	155.13	NM	0.26	2.15	NM
NBN	Northeast Bancorp of Auburn ME*	7.32	7.15	0.82	10.53	7.81	0.56	7.21	0.20	422.29	1.07	12.80	135.45	9.91	138.73	18.70	0.36	1.85	23.68
SZB	SouthFirst Bancshares of AL	8.76	8.35	0.09	1.04	1.13	-0.44	-4.87	2.00	44.85	1.34	NM	98.64	8.64	103.43	NM	0.60	3.75	NM
TSH	Teche Hlding Cp of N Iberia LA	10.12	10.12	1.16	10.96	7.87	1.09	10.29	0.31	186.97	0.86	12.71	137.45	13.91	137.45	13.54	0.80	2.25	28.57
WSB	Washington SB, FSB of Bowie MD	10.61	10.61	1.92	18.46	11.89	1.55	14.93	NA	NA	0.62	8.41	151.64	16.08	151.64	10.39	0.24	2.59	21.82
WFD	Westfield Finl MHC of MA(46.5)*	15.69	15.69	0.45	2.95	1.75	0.41	2.69	0.37	159.99	1.31	NM	168.07	26.37	168.07	NM	0.20	1.00	57.14
WFI	Winton Financial Corp. of OH	7.88	7.86	0.91	11.18	7.00	0.71	8.73	NA	NA	0.48	14.29	157.40	12.40	157.73	18.29	0.45	3.00	42.86
WRO	Woronoco Bancorp, Inc. of MA	9.86	9.64	0.81	8.22	5.77	0.73	7.33	0.05	810.70	0.64	17.33	136.87	13.50	140.03	19.44	0.79	2.60	45.14
NASDAQ Listed OTC Companies																			
AMFC	AMB Fin. Corp. of Munster IN	8.38	8.38	0.74	9.13	6.76	0.80	9.85	1.74	40.20	0.85	14.78	129.87	10.88	129.87	13.71	0.24	1.41	20.87
ASBP	ASB Financial Corp. of OH	10.62	10.62	1.34	12.59	5.32	1.31	12.28	0.99	69.40	0.87	18.80	228.08	24.22	228.08	19.26	0.56	2.40	45.16
AABC	Access Anytime Bancorp of NM	7.62	6.87	0.59	7.96	6.50	0.02	0.27	0.46	108.46	0.63	15.39	117.90	8.98	130.85	NM	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV	6.70	4.74	0.81	12.84	10.56	0.65	10.31	NA	NA	0.60	9.47	116.33	7.80	164.60	11.79	0.40	2.25	21.28
ALLB	Alliance Bank MHC of PA (20.0)	9.38	9.38	0.58	6.19	2.15	0.58	6.19	1.61	39.34	1.14	NM	286.78	26.91	286.78	NM	0.36	1.23	57.14
ASBI	Ameriana Bancorp of IN	9.23	9.06	0.49	5.47	4.59	1.10	12.22	3.11	24.31	1.62	21.78	118.29	10.91	120.50	9.74	0.64	4.32	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.15	7.57	1.34	16.36	7.96	0.76	9.22	NA	NA	0.92	12.57	203.84	16.61	219.54	22.29	0.44	1.66	20.85
ALFC	Atlantic Liberty Fincl of NY	16.39	16.39	0.89	5.31	4.76	0.89	5.31	0.11	334.48	0.51	21.00	110.46	18.11	110.46	21.00	0.24	1.31	27.59
BCSB	BCSB Bankcorp MHC of MD (36.4)	6.27	5.90	0.06	0.91	0.47	0.04	0.52	0.17	198.45	0.67	NM	191.12	11.99	203.15	NM	0.50	3.37	NM
BKMU	Bank Mutual Corp of WI	24.84	22.80	0.93	3.76	3.29	0.93	3.76	0.32	137.30	0.78	30.35	114.16	28.35	124.34	30.35	0.16	1.55	47.06
BKUNA	BankUnited Fin. Corp. of FL	6.17	5.80	0.62	10.15	5.77	0.50	8.15	0.33	89.74	0.49	17.34	161.64	9.97	171.88	21.60	0.00	0.00	0.00
BRBI	Blue River Bancshares of IN	8.23	6.56	0.26	2.70	1.82	0.10	0.98	1.96	42.20	1.18	NM	123.98	10.20	155.53	NM	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	4.73	4.73	0.70	10.34	8.47	0.66	9.79	0.03	NA	0.62	11.80	164.16	7.77	164.16	12.48	0.15	1.15	13.51
BRKL	Brookline Bancorp, Inc. of MA*	37.44	37.44	1.31	3.20	2.32	1.19	2.91	0.01	NA	1.45	NM	140.65	52.67	140.65	NM	0.34	2.39	NM
CITZ	CFS Bancorp, Inc of Munster IN	10.19	10.10	0.27	2.69	2.60	0.17	1.74	1.58	45.84	1.15	NM	101.40	10.33	102.35	NM	0.44	3.37	NM
CKFB	CKF Bancorp of Danville KY	10.32	9.57	1.08	10.67	6.95	1.08	10.67	NA	NA	0.49	14.39	147.49	15.22	159.02	14.39	0.48	3.15	45.28
CAFI	Camco Fin Corp of Cambridge OH	8.80	8.52	0.51	5.75	5.24	0.31	3.42	1.46	35.29	0.67	19.09	111.70	9.83	115.35	32.11	0.58	4.10	NM
CFFN	Capitol Fd Fn MHC of KS (29.2)	11.47	11.47	0.29	2.57	1.12	0.28	2.49	0.14	36.90	0.10	NM	229.82	26.36	229.82	NM	2.00	6.60	NM
CEBK	Central Bncrp of Somerville MA*	9.01	8.54	0.75	8.40	6.26	0.69	7.70	NA	NA	0.99	15.98	133.38	12.02	140.67	17.43	0.48	1.39	22.22
GCFC	Central Federal Corp. of OH	18.55	18.55	-2.19	-12.34	-9.03	-1.53	-8.65	0.83	46.27	0.67	NM	132.14	24.52	132.14	NM	0.36	2.78	NM
CHFN	Charter Fincl MHC of GA (19.0)	24.89	24.31	0.62	2.61	0.98	0.37	1.55	0.64	100.85	2.10	NM	252.09	62.74	258.08	NM	0.80	2.46	NM
CFSL	Chesterfield Financial of IL	20.45	20.32	0.62	3.07	2.08	0.62	3.07	0.10	344.71	0.89	NM	145.76	29.81	146.68	NM	0.32	1.15	55.17
CHEV	Cheviot Fin Cp MHC of OH(45.0)	26.06	26.06	0.84	3.23	2.29	0.81	3.10	NA	NA	0.41	NM	141.24	36.81	141.24	NM	0.20	1.91	NM
CTZN	Citizens First Bancorp of MI	14.45	14.45	1.17	8.05	6.68	1.17	8.05	0.40	267.65	1.24	14.96	116.47	16.83	116.47	14.96	0.36	1.63	24.32
CFSB	Citizens First Fin Corp. of IL	9.44	9.44	0.46	5.02	4.32	0.22	2.42	1.39	66.46	1.20	23.15	114.42	10.80	114.42	NM	0.40	1.60	37.04
CSBC	Citizens South Banking of NC	17.27	15.72	0.54	3.12	2.49	0.31	1.75	0.11	558.29	1.01	NM	126.95	21.92	139.48	NM	0.26	2.02	NM
CSBK	Clifton Svg Bp MHC of NJ(45.0)	25.26	25.26	0.49	1.94	1.03	0.49	1.94	NA	NA	0.36	NM	187.26	47.31	187.26	NM	0.00	0.00	0.00
CFCP	Coastal Fin. Corp. of SC	6.42	6.42	1.08	16.92	6.44	0.96	15.00	NA	NA	1.41	15.53	242.81	15.58	242.81	17.53	0.20	1.46	22.73
CCBI	Commercial Capital Bcrp of CA	5.81	5.15	1.50	23.77	4.70	1.33	20.99	NA	NA	0.33	21.30	NM	25.19	NM	24.12	0.00	0.00	0.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 21, 2004

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
CFFC	Community Fin. Corp. of VA	8.75	8.73	1.06	11.97	8.04	1.08	12.13	0.58	118.55	0.83	12.44	143.17	12.52	143.39	12.28	0.40	2.06	25.64
CIBI	Community Inv. Bncp, Inc of OH	11.02	11.02	0.72	6.73	5.38	0.66	6.14	0.75	66.89	0.63	18.59	121.79	13.42	121.79	20.37	0.34	2.29	42.50
DCOM	Dime Community Bancshars of NY*	8.17	6.51	1.60	18.08	7.91	1.51	17.14	0.04	NA	0.66	12.64	229.85	18.79	288.59	13.34	0.56	3.31	41.79
DFBS	Dutchfork Bancshares Inc of SC(8)	14.36	14.36	1.57	10.94	8.09	1.25	8.67	0.47	35.37	0.65	12.36	134.76	19.35	134.76	15.60	0.00	0.00	0.00
ESBF	ESB Financial Corp. of PA	7.09	6.54	0.64	8.68	6.31	0.56	7.58	0.22	135.57	1.21	15.84	139.62	9.90	151.45	18.13	0.40	3.20	50.63
ESBK	Elmira Svgs Bank, FSB of NY*	7.77	7.57	0.86	11.29	7.45	0.55	7.23	0.36	186.73	1.10	13.41	148.29	11.52	152.16	20.95	0.76	2.37	31.80
EVRT	Evertrust Fin. Grp, Inc. of WA*	12.80	12.80	0.94	7.21	5.21	0.83	6.32	0.57	205.59	1.35	19.19	136.34	17.46	136.34	21.89	0.44	2.36	45.36
FFDF	FFD Financial Corp of Dover OH	12.34	12.34	0.70	5.63	5.62	0.32	2.56	0.72	79.00	0.70	17.78	99.15	12.23	99.15	NM	0.42	2.99	53.16
FFLC	FFLC Bancorp of Leesburg FL	8.04	8.04	0.96	11.95	6.60	0.88	11.02	0.57	100.80	0.72	15.14	174.01	13.98	174.01	16.41	0.52	2.04	30.95
FFWC	FFW Corporation of Wabash IN	10.14	9.73	1.02	10.49	8.24	0.81	8.32	0.84	121.57	1.86	12.14	123.12	12.49	128.28	15.30	0.64	2.79	33.86
FMCO	FMS Fin Corp. of Burlington NJ	5.20	4.95	0.53	10.43	5.99	0.52	10.22	0.39	91.34	1.09	16.69	164.71	8.57	172.98	17.03	0.12	0.73	12.12
FFHH	FSF Financial Corp. of MN(8)	10.23	9.29	0.93	9.69	5.99	0.40	4.19	1.47	22.49	0.47	16.68	156.66	16.02	172.47	NM	1.40	4.03	67.31
FSBI	Fidelity Bancorp, Inc. of PA	6.68	6.22	0.70	10.36	7.76	0.58	8.65	NA	NA	1.08	12.88	133.67	8.93	143.44	15.44	0.44	2.10	26.99
FFFL	Fidelity Bankshares, Inc of FL	5.95	5.88	0.63	10.22	3.59	0.63	10.22	NA	NA	0.51	27.85	267.87	15.93	271.04	27.85	0.40	1.17	32.52
FFED	Fidelity Fed. Bancorp of IN(8)	7.62	7.62	0.12	1.92	1.11	-0.31	-4.81	NA	NA	0.70	NM	129.50	9.87	129.50	NM	0.00	0.00	0.00
FBTC	First BancTrust Corp of IL	11.86	11.86	0.75	6.30	5.12	0.51	4.31	1.03	94.25	2.03	19.54	119.66	14.19	119.66	28.56	0.48	1.85	36.09
FBEI	First Bancorp of Indiana of IN	14.22	13.25	0.75	4.82	4.42	0.37	2.35	0.22	216.81	0.74	22.61	108.71	15.46	116.69	NM	0.57	2.80	63.33
FBSI	First Bancshares, Inc. of MO	10.01	9.82	0.87	8.87	6.88	0.84	8.49	1.18	35.79	0.68	14.54	124.47	12.46	126.86	15.19	0.16	0.78	11.35
FCAP	First Capital, Inc. of IN	10.73	9.27	0.92	8.41	5.28	0.91	8.34	1.35	44.01	0.79	18.95	152.30	16.34	176.29	19.11	0.60	2.55	48.39
FCFL	First Community Bk Corp of FL	10.03	9.83	0.88	7.98	4.00	0.83	7.49	0.10	NA	1.27	25.00	193.05	19.36	197.04	26.67	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	12.27	10.41	1.17	9.61	7.54	0.72	5.87	0.26	336.65	1.20	13.26	123.44	15.15	145.55	21.72	0.80	3.26	43.24
FFBH	First Fed. Bancshares of AR	10.84	10.84	1.04	9.86	6.80	0.90	8.55	0.60	40.42	0.32	14.71	140.65	15.25	140.65	16.95	0.40	2.00	29.41
FTFC	First Fed. Capital Corp. of WI(8)	7.59	5.16	1.07	14.27	5.84	0.17	2.21	0.35	105.77	0.54	17.11	209.48	15.90	308.01	NM	0.60	2.26	38.71
FFBI	First Federal Bancshares of IL	12.89	12.40	0.85	6.29	4.46	0.85	6.29	0.42	67.71	0.73	22.42	145.32	18.73	151.04	22.42	0.44	1.32	29.53
FFSX	First Federal Bankshares of IA	11.42	8.46	0.88	7.87	6.42	0.74	6.64	1.37	57.16	1.15	15.58	119.83	13.69	161.84	18.47	0.36	1.57	24.49
FFBZ	First Federal Bncrp, Inc of OH	9.06	9.06	0.76	8.20	6.33	0.69	7.45	0.31	208.63	0.73	15.80	125.76	11.40	125.76	17.38	0.24	2.76	43.64
FFCH	First Fin. Holdings Inc. of SC	6.91	6.01	1.07	15.21	6.60	0.89	12.61	0.56	106.23	0.81	15.14	222.69	15.40	256.21	18.26	0.88	2.92	44.22
FFHS	First Franklin Corp. of OH	8.76	8.76	0.48	5.50	4.51	0.23	2.68	1.04	48.79	0.70	22.19	120.18	10.53	120.18	NM	0.32	1.80	40.00
FKFS	First Keystone Fin., Inc of PA	5.80	5.80	0.47	8.09	5.07	0.21	3.54	0.51	71.86	0.71	19.71	157.07	9.11	157.07	NM	0.44	1.63	32.12
CASH	First Midwest Fin., Inc. of IA	6.35	5.90	0.56	9.49	7.32	0.64	10.81	0.90	75.01	1.36	13.66	121.64	7.72	130.85	11.99	0.52	2.21	30.23
FMSB	First Mutual Bncshrs Inc of WA*	5.94	5.94	1.02	17.37	6.95	0.91	15.47	0.17	541.36	1.12	14.40	229.22	13.63	229.22	16.17	0.28	1.19	17.07
FNFG	First Niagara Fin. Group of NY*	20.30	17.08	1.05	5.72	3.56	1.03	5.59	0.34	242.15	1.33	28.12	139.61	28.33	165.84	28.79	0.28	1.19	65.12
FNFI	First Niles Fin., Inc. of OH	16.56	16.56	1.05	6.24	4.16	0.90	5.34	1.09	70.25	1.84	24.07	153.57	25.43	153.57	28.14	0.60	3.28	NM
FPTB	First PacTrust Bancorp of CA	12.30	12.30	0.74	5.04	4.16	0.74	5.04	NA	NA	0.70	24.02	129.62	15.95	129.62	24.02	0.40	1.85	44.44
FPFC	First Place Fin. Corp. of OH	11.51	10.11	1.09	9.52	7.89	0.57	4.94	0.88	72.67	1.04	12.67	117.18	13.48	133.31	24.42	0.56	3.32	42.11
FSFF	First SecurityFed Fin of IL(8)	17.37	17.36	1.71	10.24	5.77	1.71	10.24	0.56	110.29	0.99	17.32	165.38	28.72	165.46	17.32	0.68	1.93	33.50
FSLA	First Sentinel Bancorp of NJ(8)	10.32	10.16	0.91	9.34	3.59	1.08	11.08	0.06	973.76	1.03	27.83	250.54	25.85	254.51	23.45	0.42	2.01	56.00
FBNW	FirstBank NW Corp. of WA	10.06	6.73	0.87	9.24	4.80	0.46	4.85	0.56	160.95	1.36	20.85	106.74	10.73	159.46	NM	0.68	2.72	56.67
FFIC	Flushing Fin. Corp. of NY*	7.75	7.56	1.16	15.05	6.36	1.14	14.78	0.04	918.23	0.49	15.73	220.80	17.12	226.48	16.02	0.36	2.04	32.14
FKKY	Frankfort First Bancorp of KY	12.77	12.77	0.77	5.93	3.89	0.77	5.93	0.55	10.90	0.06	25.73	154.36	19.72	154.36	25.73	1.12	5.18	NM
FBTX	Franklin Bank Corp of TX	9.65	7.26	0.32	3.17	2.12	0.26	2.57	0.22	106.57	0.30	NM	148.22	14.31	196.96	NM	0.00	0.00	0.00
GUPB	GFSB Bancorp, Inc of Gallup NM	7.76	7.76	0.70	9.09	6.58	0.68	8.89	NA	NA	NA	15.20	133.44	10.36	133.44	15.53	0.50	2.32	35.21
GSLA	GS Financial Corp. of LA	13.65	13.65	0.33	2.21	2.70	-0.10	-0.71	0.46	61.26	0.77	NM	87.44	11.94	87.44	NM	0.40	2.04	NM
GTPS	Great American Bancorp of IL	11.27	10.96	0.85	7.92	5.78	0.69	6.42	0.02	NA	1.13	17.30	136.46	15.37	140.29	21.33	0.44	1.38	23.78
PEDE	Great Pee Dee Bancorp of SC	16.86	16.16	0.81	4.66	4.39	0.74	4.25	1.65	59.94	1.33	22.78	105.09	17.72	109.62	24.98	0.62	4.00	NM
GAFC	Greater Atlant. Fin Corp of VA	4.05	3.80	0.17	4.06	4.28	-1.84	-43.64	0.21	136.49	0.59	23.34	95.22	3.85	101.35	NM	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (43.9)	10.99	10.99	1.03	9.22	4.32	1.03	9.22	0.15	299.27	0.85	23.13	206.12	22.65	206.12	23.13	0.80	2.64	61.07
HCBB	HCB Bancshares, Inc. of AR(8)	12.51	12.51	0.22	1.90	2.03	0.08	0.67	4.40	16.17	1.79	NM	92.39	11.56	92.39	NM	0.36	1.98	NM
HFFC	HF Financial Corp. of SD	6.17	5.56	0.51	7.96	7.33	0.38	5.94	0.48	92.16	0.59	13.64	107.76	6.65	119.43	18.29	0.43	2.77	37.72
HMNF	HMN Financial, Inc. of MN	9.13	8.66	1.13	11.81	8.15	0.74	7.76	0.45	185.54	1.04	12.27	139.33	12.72	146.91	18.68	0.80	3.15	38.65
HARB	Harbor Florida Bancshrs of FL	10.75	10.59	1.65	14.78	6.11	1.51	13.51	0.10	673.02	0.98	16.37	232.29	24.98	235.78	17.91	0.64	2.40	39.26
HARL	Harleysville Svgs Fin Cp of PA	6.13	6.13	0.70	11.50	6.81	0.65	10.72	0.05	627.85	0.61	14.68	162.63	9.97	162.63	15.76	0.80	2.64	38.83
HWFG	Harrington West Fncl Grp of CA	4.90	4.40	0.86	16.97	8.97	0.87	17.19	0.02	NA	0.87	11.15	178.44	8.75	198.81	11.00	0.40	2.39	26.67
HFFB	Harrodsburg 1st Fin Bcrp of KY	11.87	11.54	0.56	4.61	4.00	0.55	4.50	0.51	103.70	0.79	25.00	114.88	13.64	118.13	25.64	0.60	3.00	75.00
HTHR	Hawthorne Fin. Corp. of CA(8)	6.98	6.11	1.01	14.84	7.08	1.06	15.57	0.33	358.98	1.45	14.12	195.75	13.66	223.57	13.46	0.00	0.00	0.00
HMLK	Hemlock Fed. Fin. Corp. of IL	7.01	6.60	0.52	7.67	5.97	0.34	5.05	0.09	332.99	0.71	16.76	125.65	8.81	133.52	25.44	0.68	2.34	39.31
HFWA	Heritage Financial Corp of WA	9.12	8.10	1.47	14.18	8.10	1.30	12.57	0.13	913.96	1.48	12.35	188.98	17.24	212.87	13.92	0.62	3.35	41.33
HIFS	Hingham Inst. for Sav. of MA*	8.62	8.62	1.40	16.34	7.73	1.39	16.18	0.04	NA	0.82	12.94	200.84	17.32	200.84	13.06	0.72	1.77	22.86
HCFC	Home City Fin. Corp. of OH	7.84	7.64	0.43	5.56	4.79	0.42	5.42	NA	NA	0.80	20.89	114.19	8.96	117.27	21.43	0.44	2.67	55.70
HWEN	Home Financial Bancorp of IN	11.40	11.40	0.58	5.43	4.42	0.58	5.43	2.57	25.13	0.80	22.63	119.80	13.66	119.80	22.63	0.12	1.96	44.44
HLFC	Home Loan Financial Corp of OH	14.45	14.45	1.26	8.64	5.47	1.25	8.56	NA	NA	NA	18.27	152.01	21.96	152.01	18.43	0.76	3.71	67.86
HFBC	HopFed Bancorp, Inc. of KY	9.01	7.95	0.68	7.26	5.53	0.55	5.96	NA	NA	0.82	18.09	128.00	11.53	145.06	22.04	0.48	2.79	50.53
HRZB	Horizon Financial Corp. of WA*	12.73	12.66	1.56	11.97	6.43	1.31	10.04	0.05	NA	1.51	15.56	183.54	23.37	184.59	18.55	0.50	2.59	40.32
HCBK	Hudson Cty Bcp MHC of NJ(35.4)*	7.76	7.76	1.31	15.71	3.22	1.21	14.59	0.13	113.88	0.28	31.01	NM	36.75	NM	33.39	0.68	1.96	60.71
HRBT	Hudson River Bancorp Inc of NY(8)	10.99	8.30	1.25	11.78	6.04	1.25	11.78	0.75	205.54	2.42	16.54	183.03	20.12	242.26	16.54	0.32	1.84	30.48
ICBC	Independence Comm Bnk Cp of NY	10.47	8.62	1.56	14.70	7.13	1.55	14.58	0.42	188.26	1.20	14.02	191.09	20.01	232.23	14.13	0.92	2.52	35.38

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 21, 2004

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NASDAQ Listed OTC Companies (continued)																			
IFSB	Independence FSB of DC(8)	10.03	10.03	-0.36	-3.86	-2.74	-0.38	-4.06	0.77	34.94	0.78	NM	145.27	14.56	145.27	NM	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(46.3)	7.91	6.76	0.24	3.06	2.29	0.01	0.10	1.20	69.14	1.70	NM	130.23	10.30	152.51	NM	0.30	2.14	NM
JFBI	Jefferson Bancshares Inc of TN	28.61	28.61	1.46	5.09	4.82	1.43	5.00	0.63	129.44	1.34	20.77	105.73	30.25	105.73	21.15	0.16	1.38	28.57
KFED	K-Fed Bancorp of CA MHC (39.1)	9.24	9.24	0.25	2.73	1.31	0.27	2.90	NA	NA	0.49	NM	207.85	19.21	207.85	NM	0.00	0.00	0.00
KNBT	KNBT Bancorp, Inc. of PA	19.82	17.30	0.70	3.55	2.71	0.55	2.76	0.14	309.60	0.98	NM	130.97	25.95	150.00	NM	0.20	1.20	44.44
LSBX	LSB Corp of No. Andover MA*	11.80	11.80	0.94	7.67	6.33	1.17	9.58	0.02	NA	1.93	15.80	118.42	13.97	118.42	12.64	0.52	3.43	54.17
LSBI	LSB Fin. Corp. of Lafayette IN	8.54	8.54	0.91	10.65	8.77	0.62	7.30	1.70	46.92	0.92	11.41	116.27	9.93	116.27	16.64	0.58	2.39	27.23
LARL	Laurel Capital Group Inc of PA	8.97	7.69	0.64	7.10	4.91	0.63	7.03	0.58	115.06	1.18	20.35	145.74	13.07	169.83	20.55	0.80	3.89	NM
LNCB	Lincoln Bancorp of IN	13.85	13.47	0.61	4.42	4.69	0.56	4.03	0.49	129.95	0.83	21.32	92.58	12.82	95.14	23.39	0.52	3.09	65.82
LOGN	Logansport Fin. Corp. of IN	10.81	10.81	0.90	8.58	8.29	0.74	7.06	0.88	130.49	1.69	12.06	100.32	10.85	100.32	14.65	0.56	2.94	35.44
MAFB	MAF Bancorp, Inc. of IL	10.09	7.00	1.24	13.59	5.87	1.03	11.23	0.35	107.02	0.53	17.04	157.43	15.89	227.07	20.63	0.84	1.95	33.20
MFBC	MFB Corp. of Mishawaka IN	8.29	8.29	0.50	6.28	4.60	0.19	2.34	0.95	131.59	1.60	21.74	131.53	10.91	131.53	NM	0.48	1.37	29.81
MASB	MassBank Corp. of Reading MA*	11.25	11.14	0.78	7.05	5.39	0.74	6.66	0.02	727.32	0.60	18.54	129.11	14.52	130.38	19.64	1.00	3.03	56.18
MTXC	Matrix Bancorp, Inc. of CO	4.06	4.06	0.10	2.43	2.21	0.10	2.53	2.77	21.42	2.91	NM	107.87	4.38	107.87	NM	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	8.56	8.51	0.91	10.88	6.18	0.52	6.25	0.04	NA	1.21	16.17	174.11	14.91	175.12	28.15	0.40	2.63	42.55
MCBF	Monarch Community Bncrp of MI	18.28	18.28	0.22	1.22	1.41	-0.24	-1.35	2.45	50.78	1.75	NM	86.59	15.83	86.59	NM	0.20	1.48	NM
MFSF	MutualFirst Fin. Inc. of IN	11.95	11.84	0.99	8.31	6.80	0.85	7.17	0.62	134.95	0.98	14.71	120.90	14.45	122.08	17.05	0.48	2.13	31.37
MYST	Mystic Financial, Inc. of MA*	6.09	6.09	0.37	5.97	3.52	0.16	2.60	NA	NA	0.94	28.38	166.27	10.12	166.27	NM	0.46	1.64	46.46
NASB	NASB Fin, Inc. of Grandview MO	10.36	10.09	2.18	20.33	8.06	1.49	13.93	1.17	55.87	0.92	12.41	242.90	25.17	249.42	18.12	0.80	2.21	27.40
NHTB	NH Thrift Bancshares of NH	7.48	5.32	1.20	16.26	9.92	0.79	10.73	0.06	NA	1.06	10.08	149.01	11.15	209.78	15.28	0.90	2.98	30.00
NABC	NewAlliance Bancshares of CT	21.85	14.01	0.60	2.73	2.40	0.65	2.98	0.22	320.56	1.35	NM	113.73	24.85	177.42	NM	0.00	0.00	0.00
NMIL	Newmil Bancorp, Inc. of CT*	7.62	6.41	1.11	14.57	6.42	1.08	14.17	0.21	341.11	1.13	15.57	220.85	16.83	262.58	16.01	0.68	2.39	37.16
NBSI	North Bancshares of Chicago IL(8)	10.09	10.09	0.27	2.68	1.44	0.25	2.43	NA	NA	0.36	NM	188.63	19.04	188.63	NM	0.32	1.44	NM
FFFD	North Central Bancshares of IA	9.81	8.64	1.39	14.72	9.74	1.39	14.72	0.37	197.71	0.83	10.27	144.43	14.17	164.08	10.27	1.00	2.63	27.03
NEIB	Northeast Indiana Bncrp of IN	12.28	12.28	0.83	6.84	5.81	0.71	5.84	1.31	58.19	1.02	17.22	116.35	14.29	116.35	20.14	0.56	2.62	45.16
NEPF	Northeast PA Fin. Corp of PA	7.08	5.85	-0.27	-3.90	-3.26	-0.44	-6.32	1.18	98.67	2.23	NM	119.87	8.49	145.19	NM	0.24	1.35	NM
NWSB	Northwest Bcrp MHC of PA(41.4)	8.48	5.98	0.82	11.10	4.53	0.75	10.14	0.64	78.93	0.78	22.05	200.68	17.02	284.47	24.13	0.40	1.95	43.01
OCFC	OceanFirst Fin. Corp of NJ	7.79	7.70	1.09	14.14	6.37	0.65	8.41	0.19	318.00	0.78	15.70	217.96	16.97	220.31	26.41	0.80	3.56	55.94
ONFC	Oneida Fincl MHC of NY (42.2)	12.14	9.15	0.70	5.96	4.42	0.56	4.77	0.10	518.96	1.09	22.60	130.07	15.79	172.52	28.25	0.37	4.09	NM
PBNC	PFS Bancorp Inc. of Aurora IN	22.76	22.76	0.70	3.08	2.87	0.71	3.14	0.96	67.69	0.76	34.82	106.79	24.30	106.79	34.21	0.30	1.54	53.57
PHSB	PHSB Financial Corp. of PA	13.84	13.84	0.87	6.23	5.32	0.43	3.08	0.08	582.61	1.06	18.81	116.64	16.14	116.64	NM	0.80	4.21	NM
PVFC	PVF Capital Corp. of Solon OH	8.40	8.40	1.06	12.54	7.97	0.44	5.21	1.47	38.75	0.70	12.54	151.79	12.75	151.79	30.20	0.30	2.03	25.42
PPBI	Pacific Premier Bncrp of CA(8)	10.84	10.84	1.85	23.26	9.40	2.14	26.98	0.75	73.70	0.69	10.64	138.36	15.00	138.36	9.17	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.18	8.18	1.24	15.43	6.37	1.24	15.43	0.28	138.93	0.66	15.70	236.19	19.31	236.19	15.70	0.84	3.39	53.16
PFED	Park Bancorp of Chicago IL	11.27	11.27	0.91	8.17	6.78	0.82	7.35	0.09	242.11	0.36	14.74	117.97	13.30	117.97	16.37	0.60	1.93	28.44
PVSA	Parkvale Financial Corp of PA	6.49	5.79	0.64	10.16	6.63	0.57	9.05	0.45	200.90	1.37	15.08	148.39	9.63	166.27	16.93	0.80	2.90	43.72
PRTR	Partners Trust MHC of NY(46.4)(8)	13.64	10.82	1.05	7.86	4.34	1.02	7.70	0.29	215.54	1.04	23.06	175.02	23.88	220.74	23.55	0.48	2.17	50.00
PBHC	Pathfinder BC MHC of NY (36.8)*	7.84	6.15	0.59	7.59	4.26	0.44	5.75	NA	NA	0.95	23.48	178.16	13.96	226.94	31.00	0.40	2.58	60.61
PFSB	PennFed Fin. Services of NJ	6.47	6.37	0.65	9.89	5.96	0.66	10.00	0.16	213.52	0.52	16.79	167.50	10.84	170.12	16.60	0.40	1.36	22.86
PFDC	Peoples Bancorp of Auburn IN	12.92	12.35	1.05	8.27	6.09	0.97	7.69	0.59	68.41	0.56	16.41	134.52	17.39	140.81	17.66	0.68	2.66	43.59
PBCT	Peoples Bank MHC of CT (41.6)*	10.86	9.81	1.44	16.44	5.76	0.44	4.99	0.31	203.88	0.95	17.36	249.60	27.11	276.39	NM	1.16	3.75	65.17
PCBI	Peoples Community Bcrp. of OH	6.32	5.57	0.58	8.31	6.83	0.55	7.80	1.07	119.81	1.82	14.65	117.06	7.40	132.84	15.60	0.00	0.00	0.00
PSFC	Peoples Sidney Fin. Corp of OH	12.76	12.76	0.69	5.53	4.25	0.69	5.53	1.43	37.19	0.62	23.54	129.47	16.52	129.47	23.54	0.56	3.55	NM
PFSL	Pocahontas Bancorp, Inc. of AR	7.11	4.90	0.76	10.71	6.92	0.69	9.73	0.96	53.86	0.97	14.44	148.63	10.57	215.55	15.90	0.32	1.85	26.67
PBCP	Provident Bancorp, Inc. of NY	19.39	15.36	0.76	3.92	3.19	0.67	3.44	0.25	402.19	1.78	31.33	122.80	23.81	155.02	NM	0.16	1.55	48.48
PROV	Provident Fin. Holdings of CA	8.82	8.80	1.43	16.40	9.32	0.38	4.36	0.11	525.60	0.89	10.73	175.81	15.50	176.18	NM	0.40	1.60	17.17
PULB	Pulaski Fin Cp of St. Louis MO	7.69	7.69	1.29	15.92	6.24	0.21	2.55	NA	NA	1.12	16.04	242.51	18.66	242.51	NM	0.24	1.41	22.64
QCBC	Quaker City Bancorp, Inc of CA(8)	8.25	8.23	1.33	15.80	6.51	1.26	14.96	0.24	269.06	0.82	15.36	230.09	18.98	230.48	16.22	0.80	1.46	22.47
RPFG	Ranier Pacific Fin Group of WA	14.30	14.27	0.40	2.79	2.31	0.15	1.06	0.14	814.50	1.90	NM	120.77	17.27	121.04	NM	0.20	1.25	54.05
RIVR	River Valley Bancorp of IN	8.96	8.95	1.11	12.22	7.00	0.62	6.83	0.59	135.53	1.06	14.29	165.78	14.86	166.02	25.57	0.68	2.96	42.24
RVSB	Riverview Bancorp, Inc. of WA	12.52	10.61	1.35	10.87	6.44	1.22	9.80	0.39	219.33	1.16	15.53	156.49	19.59	184.68	17.23	0.56	2.73	42.42
ROME	Rome Bncp Inc MHC of NY (38.9)*	13.65	13.65	0.55	3.98	1.06	0.72	5.15	0.54	133.60	0.88	NM	NM	52.31	NM	NM	0.60	1.87	NM
SCFS	Seacoast Fin Serv Corp of MA(8)*	8.91	6.22	0.91	10.53	4.51	0.90	10.39	0.41	238.32	1.18	22.16	220.13	19.61	315.06	22.45	0.56	1.66	36.84
SVBI	Severn Bancorp, Inc. of MD	9.06	9.00	2.24	25.26	9.36	1.99	22.47	0.09	NA	0.95	10.68	246.81	22.35	248.50	12.00	0.40	1.38	14.71
SOBI	Sobieski Bancorp of S. Bend IN	4.81	4.81	-4.06	NM	NM	-4.28	NM	7.21	27.11	3.28	NM	76.11	3.66	76.11	NM	0.00	0.00	NM
SFFS	Sound Fed Bancorp, Inc. of NY	15.39	13.82	0.77	4.81	3.89	0.77	4.81	0.22	136.90	0.56	25.68	123.46	19.00	137.47	25.68	0.24	1.87	48.00
SSFC	South Street Fin. Corp. of NC*	12.02	12.02	0.51	4.37	3.60	0.51	4.37	NA	NA	0.42	27.78	120.05	14.43	120.05	27.78	0.40	4.00	NM
SMBC	Southern Missouri Bncrp of MO	8.80	7.84	0.98	11.06	7.69	0.97	10.97	0.09	673.33	0.79	13.01	139.49	12.28	156.71	13.11	0.36	2.25	29.27
STSA	Sterling Financial Corp of WA	7.06	4.60	0.87	13.77	5.54	0.80	12.66	0.52	136.73	1.21	18.04	163.66	11.55	251.09	19.63	0.00	0.00	0.00
STBI	Sturgis Bancorp, Inc. of MI	10.15	8.33	0.89	9.21	7.13	0.51	5.25	2.05	38.91	1.05	14.03	125.72	12.76	153.17	24.62	0.36	2.76	38.71
SYNF	Synergy Financial Group of NJ	15.35	15.35	0.46	2.99	2.59	0.46	2.99	NA	NA	0.77	NM	115.05	17.66	115.05	NM	0.00	0.00	0.00
THRD	TF Fin. Corp. of Newtown PA	9.14	8.37	-0.87	-9.76	-6.67	-0.89	-9.95	0.58	62.64	0.53	NM	157.98	14.44	172.51	NM	0.68	2.27	NM
TONE	TierOne Corp. of Lincoln NE	13.41	13.41	1.10	7.39	6.19	0.96	6.45	0.23	385.68	0.96	16.15	129.19	17.33	129.19	18.50	0.20	0.92	14.93
TSBK	Timberland Bancorp, Inc. of WA	16.02	16.02	1.29	7.58	6.64	1.22	7.17	1.00	88.39	1.16	15.05	121.62	19.48	121.62	15.91	0.56	2.51	37.84
TRST	TrustCo Bank Corp NY of NY	8.07	8.05	1.96	23.32	5.86	1.69	20.13	0.11	NA	4.14	17.05	NM	31.90	NM	19.76	0.60	4.82	NM
UCBC	Union Community Bancorp of IN	13.52	12.47	0.79	5.92	5.69	0.79	5.92	NA	NA	0.53	17.57	104.11	14.07	112.84	17.57	0.60	3.38	59.41

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 21, 2004

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets	Tang. Equity/ Assets	Reported Earnings			Core Earnings		NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi-dend Yield	Payout Ratio(7)
			ROA(5)	ROE(5)	ROI(5)	ROA(5)	ROE(5)											
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NASDAQ Listed OTC Companies (continued)																		
UCFC United Community Fin. of OH	11.66	9.88	1.15	8.66	6.25	0.77	5.77	0.70	104.68	0.90	16.00	153.85	17.93	181.54	24.00	0.30	2.50	40.00
UPFC United PanAm Fin. Corp of CA	6.57	6.57	0.96	14.17	6.05	0.92	13.53	0.03	NA	4.63	16.53	215.88	14.19	215.88	17.32	0.00	0.00	0.00
UTBI United Tenn. Bankshares of TN	14.44	13.76	1.75	12.32	9.59	1.68	11.87	0.56	142.16	1.19	10.43	123.82	17.87	129.87	10.83	0.36	2.12	22.09
WSFS WSFS Financial Corp. of DE(8)*	8.85	8.82	1.14	12.35	6.97	1.05	11.40	0.31	331.70	1.66	14.35	173.06	15.32	173.77	15.55	0.24	0.51	7.38
WVFC WVS Financial Corp. of PA	7.38	7.38	0.62	8.02	5.34	0.62	8.02	NA	NA	1.72	18.72	153.51	11.33	153.51	18.72	0.64	3.52	65.98
WSBI Warwick Community Bncrp of NY(8)*	10.06	9.74	0.39	4.10	2.25	0.34	3.57	0.44	230.52	2.39	NM	183.52	18.46	189.42	NM	0.60	1.96	NM
WFSL Washington Federal, Inc. of WA	14.18	13.39	1.91	13.88	7.82	1.87	13.57	0.35	95.43	0.52	12.79	168.89	23.95	178.87	13.08	0.80	3.48	44.44
WAYN Wayne Savings Bancshares of OH	11.92	11.92	0.74	6.74	4.44	0.72	6.55	0.52	36.78	0.34	22.52	140.88	16.80	140.88	23.17	0.48	3.00	67.61
WYPT Waypoint Financial Corp of PA(8)	7.55	7.16	0.76	9.84	4.66	0.57	7.32	0.34	161.07	1.19	21.44	222.22	16.77	234.27	28.82	0.56	2.09	44.80
WCFB Wbstr Cty Fed MHC of IA (39.0)	21.63	21.53	1.11	5.18	2.21	1.11	5.18	0.46	73.65	0.52	NM	231.79	50.14	232.95	NM	0.68	4.86	NM
WEFC Wells Fin. Corp. of Wells MN	12.48	12.48	1.39	11.49	9.97	0.72	5.94	NA	NA	0.53	10.03	110.85	13.84	110.85	19.40	0.88	3.26	32.71
WOFC Western Ohio Fin. Corp. of OH(8)	11.10	11.10	0.69	5.77	4.30	0.57	4.79	0.44	103.39	0.54	23.23	131.46	14.60	131.46	28.00	1.00	3.05	70.92
WGBC Willow Grove Bancorp Inc of PA	12.98	12.87	0.76	5.59	4.15	0.53	3.90	NA	NA	1.07	24.08	139.94	18.16	141.12	34.48	0.40	2.64	63.49

EXHIBIT IV-2
Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1995:	Quarter 1	4157.7	500.7	817.2	278.4	152.1
	Quarter 2	4556.1	544.8	933.5	313.5	171.7
	Quarter 3	4789.1	584.4	1,043.5	362.3	195.3
	Quarter 4	5117.1	615.9	1,052.1	376.5	207.6
1996:	Quarter 1	5587.1	645.5	1,101.4	382.1	225.1
	Quarter 2	5654.6	670.6	1,185.0	387.2	224.7
	Quarter 3	5882.2	687.3	1,226.9	429.3	249.2
	Quarter 4	6442.5	737.0	1,280.7	483.6	280.1
1997:	Quarter 1	6583.5	757.1	1,221.7	527.7	292.5
	Quarter 2	7672.8	885.1	1,442.1	624.5	333.3
	Quarter 3	7945.3	947.3	1,685.7	737.5	381.7
	Quarter 4	7908.3	970.4	1,570.4	814.1	414.9
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.2
As of	May 21, 2004	9966.7	1093.6	1,912.1	1468.1	531.4

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3
Historical Thrift Stock Indices

<Index Values>

	Index Values				Price Appreciation (%)		
	04/30/04	03/31/04	12/31/03	04/30/03	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,435.9	1,585.3	1,482.3	1,193.6	-9.42	-3.13	20.30
MHC Index	2,531.2	2,855.1	2,663.5	1,891.0	-11.35	-4.97	33.85
Stock Exchange Indexes							
AMEX Thrifts	521.4	563.4	547.2	386.2	-7.45	-4.71	35.02
NYSE Thrifts	906.2	1,003.6	927.9	779.2	-9.71	-2.34	16.31
OTC Thrifts	1,752.3	1,922.1	1,832.1	1,371.3	-8.83	-4.36	27.79
Geographic Indexes							
Mid-Atlantic Thrifts	3,483.7	3,994.7	3,767.0	2,703.3	-12.79	-7.52	28.87
Midwestern Thrifts	3,132.1	3,375.0	3,266.1	2,661.0	-7.20	-4.10	17.70
New England Thrifts	1,336.3	1,485.6	1,304.3	1,006.9	-10.05	2.46	32.71
Southeastern Thrifts	1,352.5	1,468.7	1,469.6	1,102.9	-7.91	-7.97	22.63
Southwestern Thrifts	1,146.3	1,203.5	1,191.3	921.0	-4.75	-3.77	24.47
Western Thrifts	1,311.6	1,418.2	1,311.9	1,149.4	-7.52	-0.02	14.10
Asset Size Indexes							
Less than $250M	1,345.8	1,415.7	1,372.1	1,090.2	-4.94	-1.92	23.44
$250M to $500M	3,300.8	3,479.7	3,331.7	2,729.4	-5.14	-0.93	20.93
$500M to $1B	1,645.9	1,781.1	1,763.0	1,418.0	-7.59	-6.65	16.07
$1B to $5B	2,133.4	2,324.3	2,239.1	1,679.5	-8.21	-4.72	27.03
Over $5B	855.6	949.9	879.0	718.2	-9.93	-2.66	19.13
Pink Indexes							
Pink Thrifts	399.1	413.9	390.2	302.3	-3.57	2.27	32.03
Less than $75M	462.0	483.8	409.0	343.1	-4.49	12.97	34.66
Over $75M	414.5	429.7	400.5	308.6	-3.54	3.50	34.30
Comparative Indexes							
Dow Jones Industrials	10,225.6	10,583.9	10,453.9	8,480.1	-1.28	-2.18	20.58
S&P 500	1,107.3	1,126.2	1,111.9	916.9	-1.68	-0.42	20.76

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Source: SNL Financial

EXHIBIT IV-4
Market Area Acquisition Activity

Exhibit IV-4
Connecticut Thrift Acquisitions 2001-Present

Announce Date	Complete Date	Buyer Short Name		Target Name		Target Financials at Announcement: Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Terms and Pricing at Announcement: Deal Value ($M)	Value/ Share ($)	Consid. Type	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
07/19/2001	01/18/2002	American Financial Holdings	CT	American Bank of Connecticut	CT	936,358	8.43	1.25	15.67	NA	NA	154.0	29.996	Mixed	181.68	218.95	12.82	16.45	12.87
08/22/2002	02/14/2003	Banknorth Group Inc.	ME	American Financial Holdings, Inc.	CT	2,894,753	15.33	1.17	7.19	0.16	380.41	743.8	32.598	Mixed	164.30	212.23	22.96	25.69	22.40
02/08/2001	08/31/2001	Connecticut Bancshares Inc.	CT	First FS&L of East Hartford	CT	1,086,657	7.12	0.75	11.93	0.07	307.75	112.3	37.500	Cash	136.96	136.96	13.54	10.33	6.36
01/23/2001	06/30/2001	Liberty Bank	CT	Hometown Bank	CT	59,994	9.88	1.12	11.66	0.41	128.05	9.3	NA	Cash	156.96	156.96	15.53	15.50	6.94
01/22/2003	12/12/2003	New England Bancshares (MHC)	CT	Windsor Locks Community Bk, FSL	CT	37,079	6.10	0.67	12.31	0.19	233.33	NA	NA		NA	NA	NA	NA	NA
07/16/2003	04/01/2004	New Haven Savings Bank	CT	Connecticut Bancshares, Inc.	CT	2,554,560	10.00	1.16	11.51	0.08	788.12	603.4	52.000	Cash	225.60	254.15	20.39	23.62	25.07
07/16/2003	04/01/2004	New Haven Savings Bank	CT	Alliance Bancorp of New England, Inc.	CT	420,821	6.48	0.88	14.03	0.33	294.22	71.8	25.000	Mixed	245.58	246.06	19.38	17.07	14.59
08/06/2003	01/01/2004	Ridgefield Bank	CT	Fairfield County Savings Bank	CT	353,587	9.04	0.77	8.46	0.07	740.71	NA	NA		NA	NA	NA	NA	NA
				Average:		1,042,976	9.05	0.97	11.60	0.19	410.37	282.43	35.42		185.18	204.22	17.44	18.11	14.71
				Median:		678,590	8.74	1.00	11.80	0.16	307.75	133.15	32.60		172.99	215.59	17.46	16.76	13.73

Source: SNL Finanical, LC.

EXHIBIT IV-5
PSB Holdings, Inc.
Director and Senior Management Summary Resumes

PSB Holdings, Inc.
Director and Senior Management Summary Resumes

Directors:

Thomas A. Borner is Chairman of the Board of Putnam Savings Bank and "of counsel" to the law firm of Borner Scola Hill Baruti Vancini & Smith, located in Putnam, Connecticut. During his tenure as Chairman of the Board of Putnam Savings Bank, Mr. Borner was also Interim Chief Executive Officer from 1999 to 2000.

Robert G. Cocks, Jr. has been President and Chief Executive Officer of Putnam Savings Bank since 2000. Prior to his affiliation with Putnam Savings Bank, Mr. Cocks was Senior Vice President, Commercial Lending, of the Washington Trust Company, Westerly, Rhode Island.

A. Leon Archambault is the President and owner of J.A. Archambault & Son, Inc. an insurance agency located in Putnam, Connecticut.

Maurice P. Beaulac is retired. Mr. Beaulac was formerly with Beaulac's Pharmacy, Inc., located in Thompson, Connecticut, where he served as President.

Paul M. Kelly is the treasurer of Kelly's Tire, Inc., an automotive tire retail business, located in Putnam, Connecticut.

Richard A. Loomis is the owner and operator of Loomis Real Estate located in Putnam, Connecticut.

Wilbur D. Neumann is co-President of Shopper – Turnpike Corp., a publishing company, located in Putnam, Connecticut.

Mary E. Patenaude is the owner and sole proprietor of Pomfret Spirit Shoppe, located in Pomfret, Connecticut.

Charles H. Puffer is the owner and operator of Leschke-Puffer Insurance Agency, Inc. located in Putnam, Connecticut.

Executive Officers Who Are Not Directors:

John T. Knierim joined Putnam Savings Bank in 1998 and serves as Senior Vice President and Treasurer. Mr. Knierim is also Vice President and Treasurer of both Putnam Bancorp, MHC and PSB Holdings, Inc. Mr. Knierim is 43 years old.

John F. LaFountain joined Putnam Savings Bank in 1995 and serves as Senior Vice President, Retail Lending. Mr. LaFountain is 47 years old.

Anthony J. Serio joined Putnam Savings Bank in 2000 and serves as Senior Vice President, Commercial Lending. Prior to his association with Putnam Savings Bank, Mr. Serio was Vice President, Business Development Officer for U.S. Trust, Connecticut. Mr. Serio is 57 years old.

Lynn K. Brodeur joined Putnam Savings Bank in 1993 and serves as Vice President, Branch Administration. Ms. Brodeur is 51 years old.

Source: PSB Holdings' prospectus.

EXHIBIT IV-6
PSB Holdings, Inc.
Pro Forma Regulatory Capital Ratios

	Historical at March 31, 2004		Pro Forma at March 31, 2004, Based upon the Sale of							
			1,985,813 Shares at Minimum of Offering Range		2,336,250 Shares at Midpoint of Offering Range		2,686,688 Shares at Maximum of Offering Range		3,089,691 Shares at Adjusted Maximum of Offering Range (1)	
	Amount	Percent of Assets (2)(3)	Amount	Percent of Assets(3)	Amount	Percent of Assets(3)	Amount	Percent of Assets(3)	Amount	Percent of Assets(3)
					(Dollars in Thousands)					
GAAP capital	$24,204	9.57%	$31,294	12.04%	$32,593	12.47%	$33,891	12.91%	$35,385	13.40%
Tangible capital:										
Tangible capital (4)(7)	$22,636	8.99%	$29,726	11.49%	$31,025	11.93%	$32,323	12.37%	$33,817	12.87%
Requirement	3,775	1.50	3,881	1.50	3,901	1.50	3,920	1.50	3,943	1.50
Excess	$18,861	7.49%	$24,845	9.99%	$27,124	10.43%	$28,403	10.87%	$29,874	11.37%
Core capital:										
Core capital (3)(4)(7)	$22,636	8.99%	$29,726	11.49%	$31,025	11.93%	$32,323	12.37%	$33,817	12.87%
Requirement (5)	10,067	4.00	10,350	4.00	10,402	4.00	10,454	4.00	10,514	4.00
Excess	$12,569	4.99%	$19,376	7.49%	$20,623	7.93%	$21,869	8.37%	$23,303	8.87%
Tier I Risk based	$22,636	15.20%	$29,726	19.77%	$31,025	20.60%	$32,323	21.42%	$33,817	22.37%
Requirement	5,959	4.00	6,015	4.00	6,026	4.00	6,036	4.00	6,048	4.00
Excess	$16,677	11.20%	$23,711	15.77%	$24,999	16.60%	$26,287	17.42%	$27,769	18.37%
Risk-based capital:										
Risk-based capital (4)(6)(7)	$24,037	16.14%	$31,127	20.70%	$32,426	21.53%	$33,724	22.35%	$35,218	23.29%
Requirement	11,917	8.00	12,030	8.00	12,051	8.00	12,072	8.00	12,096	8.00
Excess	$12,120	8.14%	$19,097	12.70%	$20,375	13.53%	$21,652	14.35%	$23,122	15.29%

(1) As adjusted to give effect to a 15% increase in the number of shares of common stock outstanding after the offering which could occur due to an increase in the maximum of the independent valuation as a result of regulatory considerations, demand for the shares, or changes in market conditions or general economic conditions following the commencement of the offering.
(2) Based on adjusted total assets of $251,664,000 for the purposes of the tangible and core capital requirements, and risk-weighted assets of $148,963,000 for the purposes of the risk-based capital requirement.
(3) Tangible capital levels are shown as a percentage of tangible assets. Core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.
(4) Pro forma capital levels assume that PSB Holdings, Inc. funds the recognition and retention plan with purchases in the open market of 4% of the shares of common stock issued in the offering (including shares issued to the Putnam Savings Foundation) at a price equal to the price for which the shares of common stock are sold in the offering, and that the employee stock ownership plan purchases 8% of the shares of common stock issued in the offering (including shares issued to the Putnam Savings Foundation) with funds borrowed from PSB Holdings, Inc. See "Management" on page __ for a discussion of the recognition and retention plan and employee stock ownership plan.
(5) The current core capital requirement for savings associations that receive the highest supervisory rating for safety and soundness is 3% of total adjusted assets and 4% to 5% of total adjusted assets for all other savings associations. See "Supervision and Regulation—Federal Banking Regulation — Standards of Safety and Soundness—Capital Requirements" on page __.
(6) Assumes net proceeds are invested in assets that carry a 20% risk-weighting.
(7) Pro forma capital levels assume receipt by Putnam Savings Bank of 50% of the net proceeds from the sale of common stock in the offering.

Source: PSB Holdings' prospectus.

EXHIBIT IV-7
PSB Holdings, Inc.
Pro Forma Analysis Sheet – Fully-Converted Basis

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
PSB Holdings, Inc.
Prices as of May 21, 2004

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	Connecticut Companies Mean	Connecticut Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio		P/E	38.90 x	17.65x	17.11x	15.57x	15.57x	17.29x	16.04x
Price-book ratio	=	P/B	76.96%	85.94%	84.71%	167.29%	167.29%	152.21%	145.27%
Price-assets ratio	=	P/A	17.70%	17.10%	14.47%	20.84%	20.84%	16.65%	15.15%

Valuation Parameters

Pre-Conversion Earnings (Y)	$1,417,000	ESOP Stock Purchases (E	8.00% (5)
Pre-Conversion Book Value (B)	$24,241,000	Cost of ESOP Borrowings	0.00% (4)
Pre-Conv. Tang. Book Value (B	$24,241,000	ESOP Amortization (T)	20.00 years
Pre-Conversion Assets (A)	$252,652,000	RRP Amount (M)	4.00%
Reinvestment Rate (2)(R)	0.72%	RRP Vesting (N)	5.00 years (5)
Est. Conversion Expenses (3)(X	2.00%	Foundation (F)	4.00%
Tax rate (TAX)	39.90%	Tax Benefit (Z)	805,673
		Percentage Sold (PCT)	100.00%

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $52,500,000

2. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $52,499,998

3. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $52,500,000

Conclusion	Shares Sold to Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Stock Issued
Minimum	4,290,865	10.00	$42,908,650	171,635	4,462,500	44,625,000
Midpoint	5,048,077	10.00	50,480,770	201,923	5,250,000	52,500,000
Maximum	5,805,288	10.00	58,052,880	232,212	6,037,500	60,375,000
Supermaximum	6,676,081	10.00	66,760,810	267,043	6,943,124	69,431,240

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 1.20% and a tax rate of 39.90%.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 20 years and 5 years, respectively; amortizationexpenses tax effected at 39.90%.

EXHIBIT IV-8
PSB Holdings, Inc.
Pro Forma Effect of Conversion Proceeds – Fully-Converted Basis

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
PSB Holdings, Inc.
At the Minimum

1.	Offering Proceeds	$42,908,650
	Less: Estimated Offering Expenses	858,173
	Net Conversion Proceeds	$42,050,477

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$42,050,477
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	5,355,000
Net Proceeds Reinvested	$36,695,477
Estimated net incremental rate of return	0.72%
Earnings Increase	$264,648
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	107,279
Less: Recognition Plan Vesting (4)	214,557
Net Earnings Increase	($57,188)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2004 (reported)	$1,417,000	($57,188)	$1,359,812
12 Months ended March 31, 2004 (core)	$1,387,000	($57,188)	$1,329,812

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributior	After Conversion
March 31, 2004	$24,241,000	$36,695,477	$684,822	$61,621,299
March 31, 2004 (Tangible)	$24,241,000	$36,695,477	$684,822	$61,621,299

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributior	After Conversion
March 31, 2004	$252,652,000	$36,695,477	$684,822	$290,032,299

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.90%.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.90%.
(5) Reflects tax benefit of stock contribution to the Foundation.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
PSB Holdings, Inc.
At the Midpoint

1.	Offering Proceeds	$50,480,770
	Less: Estimated Offering Expenses	1,009,615
	Net Conversion Proceeds	$49,471,155

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$49,471,155
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	6,300,000
Net Proceeds Reinvested	$43,171,155
Estimated net incremental rate of return	0.72%
Earnings Increase	$311,350
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	126,210
Less: Recognition Plan Vesting (4)	252,420
Net Earnings Increase	($67,280)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2004 (reported)	$1,417,000	($67,280)	$1,349,720
12 Months ended March 31, 2004 (core)	$1,387,000	($67,280)	$1,319,720

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributior	After Conversion
March 31, 2004	$24,241,000	$43,171,155	$805,673	$68,217,828
March 31, 2004 (Tangible)	$24,241,000	$43,171,155	$805,673	$68,217,828

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributior	After Conversion
March 31, 2004	$252,652,000	$43,171,155	$805,673	$296,628,828

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.90%.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.90%.
(5) Reflects tax benefit of stock contribution to the Foundation.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
PSB Holdings, Inc.
At the Maximum

1.	Offering Proceeds	$58,052,880
	Less: Estimated Offering Expenses	1,161,058
	Net Conversion Proceeds	$56,891,822

2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$56,891,822
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	7,245,000
	Net Proceeds Reinvested	$49,646,822
	Estimated net incremental rate of return	0.72%
	Earnings Increase	$358,053
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	145,142
	Less: Recognition Plan Vesting (4)	290,283
	Net Earnings Increase	($77,372)

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended March 31, 2004 (reported)	$1,417,000	($77,372)	$1,339,628
	12 Months ended March 31, 2004 (core)	$1,387,000	($77,372)	$1,309,628

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributior	After Conversion
	March 31, 2004	$24,241,000	$49,646,822	$926,524	$74,814,346
	March 31, 2004 (Tangible)	$24,241,000	$49,646,822	$926,524	$74,814,346

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributior	After Conversion
	March 31, 2004	$252,652,000	$49,646,822	$926,524	$303,225,346

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.90%.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.90%.
(5) Reflects tax benefit of stock contribution to the Foundation.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
PSB Holdings, Inc.
At the Supermaximum Value

1.	Offering Proceeds	$66,760,810
	Less: Estimated Offering Expenses	1,335,216
	Net Conversion Proceeds	$65,425,594
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$65,425,594
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	8,331,750
	Net Proceeds Reinvested	$57,093,844
	Estimated net incremental rate of return	0.72%
	Earnings Increase	$411,761
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	166,913
	Less: Recognition Plan Vesting (4)	333,825
	Net Earnings Increase	($88,977)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2004 (reported)	$1,417,000	($88,977)	$1,328,023
12 Months ended March 31, 2004 (core)	$1,387,000	($88,977)	$1,298,023

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributior	After Conversion
March 31, 2004	$24,241,000	$57,093,844	$1,065,503	$82,400,346
March 31, 2004 (Tangible)	$24,241,000	$57,093,844	$1,065,503	$82,400,346

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributior	After Conversion
March 31, 2004	$252,652,000	$57,093,844	$1,065,503	$310,811,346

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.90%.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.90%.
(5) Reflects tax benefit of stock contribution to the Foundation.

EXHIBIT IV-9
Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2004

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ALLB	Alliance Bank MHC of PA (20.0)(1)	2,162	0	0	0	2,162	3,441	0.63
BCSB	BCSB Bankcorp MHC of MD (36.4)	415	-236	80	0	259	5,899	0.04
GOV	Gouverneur Bcp MHC of NY(42.5)	754	-66	22	0	710	2,282	0.31
GCBC	Green Co Bcrp MHC of NY (43.9)	2,680	15	-5	0	2,690	2,053	1.31
JXSB	Jcksnville Bcp MHC of IL(46.3)	615	-907	308	0	16	1,952	0.01
ONFC	Oneida Fincl MHC of NY (42.2)	2,973	-873	297	0	2,397	7,453	0.32
PBHC	Pathfinder BC MHC of NY (36.8)(1)	1,652	-612	208	0	1,248	2,504	0.50
ROME	Rome Bncp Inc MHC of NY (38.9)	1,455	643	-219	0	1,879	4,243	0.44
WCFB	Wbstr Cty Fed MHC of IA (39.0)	1,170	-20	7	0	1,157	3,772	0.31
WFD	Westfield Finl MHC of MA(46.5)(1)	3,651	-409	139	0	3,381	10,484	0.32

(1) Financial information is for the quarter ending December 31, 2003.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT IV-10
PSB Holdings, Inc.
Pro Forma Analysis Sheet – Minority Stock Offering

EXHIBIT IV-10
PRO FORMA ANALYSIS SHEET
PSB Holdings, Inc.
Prices as of May 21, 2004

Price Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	Connecticut Companies Mean	Connecticut Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio		P/E	37.94 x	23.07x	23.13x	15.57x	15.57x	17.29x	16.04x
Price-book ratio	=	P/B	118.49%	186.39%	178.16%	167.29%	167.29%	152.21%	145.27%
Price-assets ratio	=	P/A	19.25%	25.92%	24.51%	20.84%	20.84%	16.65%	15.15%

Valuation Parameters

Pre-Conversion Earnings (Y)	$1,417,000	ESOP Stock Purchases (E)	8.00% (4)
Pre-Conversion Book Value (B)	$24,241,000	Cost of ESOP Borrowings (!	0.00% (5)
Pre-Conv. Tang. Book Value (B)	$24,241,000	ESOP Amortization (T)	20.00 years
Pre-Conversion Assets (A)	$252,652,000	RRP Amount (M)	4.00%
Reinvestment Rate (2)(R)	0.72%	RRP Vesting (N)	5.00 years (4)
Est. Conversion Expenses (3)(X)	3.23%	Foundation (F)	4.00%
Tax rate (TAX)	39.90%	Tax Benefit (Z)	372,866
		Percentage Sold (PCT)	46.28%

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$ V= $52,500,000

2. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $52,500,000

3. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $52,500,000

Conclusion	Shares Issued t MHC	Shares Sold to Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Stock Issued
Minimum	2,397,254	1,985,813	10.00	$19,858,130	79,433	2,065,246	20,652,460
Midpoint	2,820,300	2,336,250	10.00	23,362,500	93,450	2,429,700	24,297,000
Maximum	3,243,344	2,686,688	10.00	26,866,880	107,468	2,794,156	27,941,560
Supermaximum	3,729,846	3,089,691	10.00	30,896,910	123,588	3,213,279	32,132,790

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 1.20% and a tax rate of 39.90%.
(3) Offering expenses shown at estimated midpoint value.
(4) ESOP and MRP amortize over 20 years and 5 years, respectively; amortizationexpenses tax effected at 39.90%.
(5) No cost is applicable since holding company will fund the ESOP loan.

EXHIBIT IV-11
PSB Holdings, Inc.
Pro Forma Effect of Conversion Proceeds – Minority Stock Offering

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
PSB Holdings, Inc.
At the Minimum

1.	Offering Proceeds	$19,858,130
	Less: Estimated Offering Expenses	722,059
	Net Conversion Proceeds	$19,136,071

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$19,136,071
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	2,478,293
Net Proceeds Reinvested	$16,657,778
Estimated net incremental rate of return	0.72%
Earnings Increase	$120,136
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	49,649
Less: Recognition Plan Vesting (4)	99,297
Net Earnings Increase	($28,810)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2004 (reported)	$1,417,000	($28,810)	$1,388,190
12 Months ended March 31, 2004 (core)	$1,387,000	($28,810)	$1,358,190

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributior	After Conversion
March 31, 2004	$24,241,000	$16,657,778	$316,936	$41,215,714
March 31, 2004 (Tangible)	$24,241,000	$16,657,778	$316,936	$41,215,714

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributior	After Conversion
March 31, 2004	$252,652,000	$16,657,778	$316,936	$269,626,714

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.90% rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.90%.
(5) Reflects tax benefit of stock contribution to the Foundation.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
PSB Holdings, Inc.
At the Midpoint

1.	Offering Proceeds	$23,362,500
	Less: Estimated Offering Expenses	754,187
	Net Conversion Proceeds	$22,608,313

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$22,608,313
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	2,915,640
Net Proceeds Reinvested	$19,692,673
Estimated net incremental rate of return	0.72%
Earnings Increase	$142,024
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	58,410
Less: Recognition Plan Vesting (4)	116,820
Net Earnings Increase	($33,206)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2004 (reported)	$1,417,000	($33,206)	$1,383,794
12 Months ended March 31, 2004 (core)	$1,387,000	($33,206)	$1,353,794

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributior	After Conversion
March 31, 2004	$24,241,000	$19,692,673	$372,866	$44,306,539
March 31, 2004 (Tangible)	$24,241,000	$19,692,673	$372,866	$44,306,539

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributior	After Conversion
March 31, 2004	$252,652,000	$19,692,673	$372,866	$272,717,539

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.90% rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.90%.
(5) Reflects tax benefit of stock contribution to the Foundation.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
PSB Holdings, Inc.
At the Maximum

1.		
	Offering Proceeds	$26,866,880
	Less: Estimated Offering Expenses	786,316
	Net Conversion Proceeds	$26,080,564

2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$26,080,564
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	3,352,989
	Net Proceeds Reinvested	$22,727,575
	Estimated net incremental rate of return	0.72%
	Earnings Increase	$163,911
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	67,172
	Less: Recognition Plan Vesting (4)	134,343
	Net Earnings Increase	($37,603)

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended March 31, 2004 (reported)	$1,417,000	($37,603)	$1,379,397
	12 Months ended March 31, 2004 (core)	$1,387,000	($37,603)	$1,349,397

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributior	After Conversion
	March 31, 2004	$24,241,000	$22,727,575	$428,795	$47,397,370
	March 31, 2004 (Tangible)	$24,241,000	$22,727,575	$428,795	$47,397,370

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributior	After Conversion
	March 31, 2004	$252,652,000	$22,727,575	$428,795	$275,808,370

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.90% rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.90%.
(5) Reflects tax benefit of stock contribution to the Foundation.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
PSB Holdings, Inc.
At the Supermaximum Value

1.	Offering Proceeds	$30,896,910
	Less: Estimated Offering Expenses	823,263
	Net Conversion Proceeds	$30,073,647

2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$30,073,647
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	3,855,935
	Net Proceeds Reinvested	$26,217,712
	Estimated net incremental rate of return	0.72%
	Earnings Increase	$189,082
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	77,247
	Less: Recognition Plan Vesting (4)	154,494
	Net Earnings Increase	($42,660)

		Before Conversion	Net Earnings Increase	After Conversion
3.	Pro Forma Earnings			
	12 Months ended March 31, 2004 (reported)	$1,417,000	($42,660)	$1,374,340
	12 Months ended March 31, 2004 (core)	$1,387,000	($42,660)	$1,344,340

		Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributior	After Conversion
4.	Pro Forma Net Worth				
	March 31, 2004	$24,241,000	$26,217,712	$493,115	$50,951,827
	March 31, 2004 (Tangible)	$24,241,000	$26,217,712	$493,115	$50,951,827

		Before Conversion	Net Cash Proceeds	Tax Benefit (5) Of Contributior	After Conversion
5.	Pro Forma Assets				
	March 31, 2004	$252,652,000	$26,217,712	$493,115	$279,362,827

(1) Includes ESOP and MRP stock purchases equal to 8.0% and 4.0% of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 39.90% rate.
(4) MRP is amortized over 5 years, and amortization expense is tax effected at 39.90%.
(5) Reflects tax benefit of stock contribution to the Foundation.

EXHIBIT V-1
RP Financial, LC.
Firm Qualifications Statement

RP FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP Financial provides financial and management consulting and valuation services to the financial services industry nationwide. RP Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking.

STRATEGIC AND CAPITAL PLANNING

RP Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. In this regard, RP Financial analyzes strategic options to enhance shareholder value or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise value, capital management and planning, earnings improvement and operational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP Financial's merger and acquisition (M&A) services include targeting candidates and potential acquirors, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring transactions, preparing merger business plans and financial simulations, rendering fairness opinions and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP Financial assists banks and thrifts prepare CRA plans and applications for Community Development Entity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP Financial's consulting services are aided by its in-house data bases resources and proprietary valuation and financial simulation models.

RP Financial's Key Personnel (Years of Relevant Experience)

- Ronald S. Riggins, Managing Director (23)
- William E. Pommerening, Managing Director (19)
- Gregory E. Dunn, Senior Vice President (21)
- James P. Hennessey, Senior Vice President (18)
- James J. Oren, Senior Vice President (16)

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Website: www.rpfinancial.com